As filed with the Securities and Exchange Commission on May 7, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

WINTEGRA, INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	74-2943320
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6850 Austin Center Blvd., Suite 215
Austin, TX 78731
(512) 345-3808

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Jacob (Kobi) Ben-Zvi
President and Chief Executive Officer
6850 Austin Center Blvd., Suite 215
Austin, TX 78731
(512) 345-3808

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Bruce A. Mann, Esq. Andrew D. Thorpe, Esq. Morrison & Foerster LLP 425 Market Street, 32nd Floor San Francisco, CA 94105 Tel: (415) 268-7000 Fax: (415) 268-7522	Ayal Shenhav, Adv. Amir Raz, Adv. Shenhav & Co. Or Towers, Building B 4 Hanechoshet Street Tel Aviv 69710, Israel Tel: (972-3) 611-0760 Fax: (972-3) 611-0788	Colin J. Diamond, Esq. Joshua G. Kiernan, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 Tel: (212) 819-8200 Fax: (212) 354-8113	Clifford M.J. Felig, Adv. David S. Glatt, Adv. Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Rd. Ramat Gan, Israel 52506 Tel: (972-3) 610-3100 Fax: (972-3) 610-3111

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value	$115,000,000	$8,199.50

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares of common stock subject to the underwriters’ option to purchase additional shares.
(3)	The registration fee for this registration statement is being offset, pursuant to Rule 457(p) under the Securities Act, by the registration fees paid in connection with unsold securities registered by the registrant under Registration Statement No. 333-131937 (initially filed on February 17, 2006).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 7, 2010.

PROSPECTUS

Shares

Wintegra, Inc.

Common Stock

This is the initial public offering of the common stock of Wintegra, Inc. We are offering of our common stock and the selling stockholders identified in this prospectus are offering shares. We will not receive any proceeds from the sale of shares held by the selling stockholders. No public market currently exists for our common stock.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “WNTG.”

We anticipate that the initial public offering price will be between $     and $     per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 of this prospectus.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

We and the selling stockholders have granted the underwriters a 30-day option to purchase an additional       shares of common stock on the same terms and conditions set forth above if the underwriters sell more than      shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Barclays Capital, on behalf of the underwriters, expects to deliver the shares on or about     , 2010.

Barclays Capital	Deutsche Bank Securities

Prospectus dated           , 2010

WINTEGRA, INC.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including         , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Company

We are a leading provider of highly integrated network processors optimized for mobile backhaul, 3G and 4G wireless and wireline broadband networks. Our high performance, comprehensive solutions integrate our proprietary processor architecture and networking software into a single semiconductor device to provide system-level intelligence to communications infrastructure original equipment manufacturers, or OEMs. Our solutions provide control and data path processing, which offers our customers compelling benefits in processing speed while reducing power consumption, footprint, system complexity and cost. Our solutions also reduce the need for costly external companion chips to provide additional functionality.

Our customers use our network processor solutions to rapidly bring to market feature-rich products that not only meet existing network requirements, but also support the migration of existing networks to Internet Protocol, or IP. By integrating processing requirements and multiple IP and legacy interfaces, our network processors deliver a complete system solution that offers enhanced functionality, flexibility and interoperability with existing communication platforms.

We are a fabless semiconductor company that was founded in 2000 and shipped our first product in 2001. Our network processors are used in communications system infrastructure, such as cell-site routers and other mobile backhaul equipment, 3G and 4G wireless base stations and radio network controllers, or RNCs, and wireline broadband access equipment. By supporting over 60 communications protocols, our solutions address the requirements of traditional and emerging network technologies, including IP, and can be deployed across multiple end-markets in wireless and wireline networks. Our solutions have been designed into equipment for many leading communications infrastructure OEMs, such as Alcatel-Lucent, Alvarion, Cisco, Datang, ECI, Ericsson, Huawei, Interphase, Motorola, New Postcom, Potevio, RAD, Tellabs and ZTE. Currently our solutions are utilized in networks worldwide by major communications service providers, including AT&T, Bell Canada, British Telecom, China Mobile, China Telecom, China Unicom, Chunghwa Telecom, Cox, Deutsche Telekom, France Telecom, KDDI, Korea Telecom, NTT Docomo, Orange, Sprint, Telecom Italia, Telefonica, Verizon and Vodafone. We generated $28.6 million in revenue in 2009, and for the first quarter of 2010 our revenue grew to $12.1 million from $6.3 million in the first quarter of 2009, an increase of 92%. We experienced a net loss of $2.0 million and $0.9 million for the year ended December 31, 2009 and for the first quarter of 2009, respectively, and net income of $1.6 million for the first quarter of 2010.

Our Industry

Changes in the communications industry are creating opportunities for our network processor solutions. New wireless devices, such as smartphones, laptops, netbooks, e-readers and mobile gaming devices, as well as new content and applications, are driving consumer demand for fast, personalized, content-rich, easy-to-use communications applications. The proliferation of IP-based video, including user-generated video, IPTV, streaming web video, video conferencing and mobile video, enabled by 3G and the advent of 4G (LTE and WiMax) wireless networks and wireline broadband networks, has further accelerated the growth in network traffic and placed significant strains on existing communications networks.

The increase in mobile data traffic has strained the existing mobile network infrastructure, which was designed to handle voice traffic. Competition among wireless service providers to provide the most comprehensive array of services at a low price point to all consumers in a geographic region has resulted in networks comprised of a variety of disparate technologies. This patchwork of technologies has created increasingly complex networks with multiple protocols and bottlenecks. As a result, service providers are seeking solutions that improve profitability by utilizing scalable, low-cost, high-bandwidth mobile network architectures as they transition infrastructures from legacy networks optimized for voice to IP networks equipped to handle the demands for mobile data transmission.

Communications infrastructure OEMs, into whose products our network processor solutions are incorporated, typically provide products that target the mobile backhaul network market, the 3G and 4G base station and RNC market, and/or the wireline broadband network market, each of which serves a specific and crucial function in managing IP/packet-based data traffic. The need for OEMs to quickly bring to market network solutions that satisfy the increasing end user demand for new data-intensive services has created an opportunity for semiconductor suppliers that can provide complete, flexible and scalable solutions. In addition, these solutions must cost effectively support multiple networking protocols and must be able to support delivery of a variety of rich content without sacrificing performance. Most importantly, these solutions must enable OEMs to help service providers leverage their existing infrastructures while offering them the flexibility to cost-effectively migrate to IP networks.

Our Competitive Strengths

Our solutions have the following key features and competitive strengths:

•	Integrated network processor architecture delivers high performance and substantial benefits. The network processing architecture underlying our entire family of solutions combines the functionality of traditionally separate semiconductor devices and network software into a single high-performance chip. We believe our integrated design reduces manufacturing complexity and provides substantial benefits in performance and flexibility for our customers.
•	Extensive implementation of communications interfaces facilitates IP network migration. Our solutions enable the delivery of new services in an evolving communications infrastructure. By supporting over 60 traditional and emerging communications protocols, our networking software facilitates migration from existing to emerging IP networks, enabling our customers to offer products that extend the capabilities of service providers’ existing infrastructure and address requirements of new technologies.
•	Flexible software platform and development tools provide scalability. The combination of our comprehensive portfolio of networking software and a common software interface and software development environment allows our customers to add functionality and upgrade performance as needed. In addition, using our development tools, our customers can develop their own proprietary features that allow them to differentiate their products in the market, or help them maintain a consistent set of functionality across their own products.
•	Product breadth reduces our customers’ development costs and time to market. We have a broad product portfolio which targets key communications market segments including mobile backhaul, 3G and 4G wireless base stations and RNCs, and wireline broadband access equipment. We believe our product family addresses existing technologies while enabling us to capitalize on opportunities in emerging technologies.

Our Growth Strategies

In order to enhance our position as a leading provider of highly integrated network processors optimized for mobile backhaul, 3G and 4G wireless and wireline broadband networks, we intend to:

•	Maintain and extend our technology leadership through focused development and innovation. We believe our success is largely attributable to our innovative approach, which closely integrates our proprietary network processor architecture with software and tools to deliver a single-chip solution. We intend to continue to invest in research and development to achieve higher performance products, enhanced integration, and additional software protocols.
•	Broaden our relationships with existing global customers and expand our customer base. We work closely with our customers during the design win stage and throughout their product life cycles. We intend to continue doing so in order to align our product roadmaps with the market needs and anticipated product requirements of our customers. We also intend to continue to establish and build relationships with other leading OEMs, particularly in Asia, to further facilitate the adoption of our network processor solutions.
•	Increase penetration of existing markets and expand into new markets for network processors. We intend to sell our current product lines into existing markets and to develop new network processor solutions for our customers. We also plan to expand our target markets and to explore new markets into which we can leverage our proprietary network processor architecture, software and tools.
•	Expand our differentiated customer service, technical support and engineering services. We will continue to offer high quality technical support and customer service throughout our customers’ product concept, development and production cycles. We will expand our five technical support centers to meet our customers’ requirements and will continue to staff our technical support teams with highly trained engineers.
•	Realize operating leverage from our scalable and efficient fabless business model. We outsource the manufacturing, assembly and testing of our network processors, which enables us to reduce capital expenditures and capitalize on third party manufacturing expertise. We believe we will realize significant economies of scale and generate increased profitability from this business model.

Risk Factors

Our business is subject to numerous risks and uncertainties, such as those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, including:

•	demand for our solutions depends on continued capital spending by communications service providers on infrastructure to provide high-capacity wireless and wireline communications services;
•	sales of solutions to the mobile backhaul market have represented a significant portion of our revenue since 2008 and any deterioration in demand for mobile backhaul solutions would adversely affect our results of operations and future prospects;
•	our efforts to expand to other communications infrastructure markets may not result in significant revenue and may cause our profit margins to decline;
•	we rely on third parties to manufacture, assemble and test our current solutions and if we fail to secure and maintain sufficient capacity with these subcontractors and fail to secure alternative sources, we may be unable to meet our customers’ demand on a timely basis;
•	we incurred operating losses in the past and may not sustain or increase our profitability; and
•	because we depend on a relatively small number of customers for a substantial portion of our revenue, a significant decline in these customers’ demand for our solutions or loss of a key customer or our failure to attract new significant customers could adversely impact our revenue and harm our business.

Company Information

We were incorporated in Delaware in January 2000. Our principal executive offices in the United States are located at 6850 Austin Center Blvd., Suite 215, Austin, TX 78731. Our telephone number is (512) 345-3808. Our website is www.wintegra.com. The reference to our website is an inactive textual reference only and the information contained on our website is not a part of this prospectus.

Wintegra® and WinPath® are our registered trademarks. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

THE OFFERING

Common stock offered:

By us
shares
By the selling stockholders
shares
Total
shares
Common stock to be outstanding after this offering
shares
Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary technologies or businesses. We have no commitments with respect to any such acquisitions or investments, and we are not involved in any negotiations with respect to any such transactions. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Nasdaq Global Market symbol
WNTG
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our shares of common stock.

The number of shares of common stock to be outstanding after this offering is based on 20,182,909 shares outstanding as of March 31, 2010 after giving effect to the exercise of warrants and the conversion of all outstanding preferred stock into common stock upon the completion of this offering as described below, and excluding:

•	4,233,382 shares of common stock issuable upon the exercise of outstanding options with exercise prices ranging from $0.20 to $10.00 and a weighted average exercise price of $2.94 per share; and
•	713,949 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan, subject to future annual increases.

Except as otherwise indicated, all information in this prospectus:

•	reflects the issuance of (i) 108,831 shares of Series B preferred stock and 181,812 shares of Series C preferred stock issued in April 2010 upon the exercise of warrants and the receipt of $1.2 million by us from such exercise, convertible upon the completion of this offering into 363,624 shares of our common stock, including 72,981 shares resulting from an anti-dilution adjustment for price protection granted to holders of our Series B preferred stock in connection with subsequent financings, and (ii) 1,092,440 shares of Series C preferred stock and 66,667 shares of Series E preferred stock issuable at the completion of this offering upon the exercise of warrants and the receipt of $4.0 million by us from such exercise, convertible upon the completion of this offering into 1,159,107 shares of our common stock;

•	reflects the conversion upon the completion of this offering of all of our outstanding shares of preferred stock into 13,712,751 shares of our common stock, including 2,581,919 shares resulting from an anti-dilution adjustment for price protection granted to holders of our Series B preferred stock in connection with subsequent financings;
•	gives effect to the filing of our amended and restated certificate of incorporation upon the completion of this offering;
•	assumes an initial public offering price of $ per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus;
•	assumes no exercise of the underwriters’ option to purchase up to an additional shares from us and shares from the selling stockholders; and
•	reflects a 1-for-2 reverse share split effected on June 22, 2006.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statement of operations data for each of the three years in the period ended December 31, 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The actual summary consolidated balance sheet data as of March 31, 2010 and the summary consolidated statement of operations data for the three months ended March 31, 2009 and 2010 have been derived from our unaudited consolidated condensed financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$29,465	$30,171	$28,578	$6,324	$12,098
Cost of revenue	6,331	6,414	6,384	1,342	3,592
Gross profit	23,134	23,757	22,194	4,982	8,506
Operating expenses:
Research and development(1)	14,430	17,711	15,522	3,814	4,535
Selling and marketing(1)	5,901	7,330	6,420	1,611	1,914
General and administrative(1)	2,024	2,568	1,472	409	387
Abandonment of lease agreement(2)	—	—	643	—	—
Total operating cost and expenses	22,355	27,609	24,057	5,834	6,836
Operating income (loss)	779	(3,852)	(1,863)	(852)	1,670
Financial income (expenses), net(3)	471	133	(144)	(90)	(49)
Net income (loss)	$1,250	$(3,719)	$(2,007)	$(942)	$1,621
Net income attributable to preferred stockholders	$1,250	$—	$—	$—	$874
Net income (loss) attributable to common stockholders	$—	$(3,719)	$(2,007)	$(942)	$747
Basic net income (loss) per share of common stock	$—	$(0.79)	$(0.41)	$(0.19)	$0.15
Diluted net income (loss) per share of common stock	$—	$(0.79)	$(0.41)	$(0.19)	$0.08
Shares used in computing basic net income (loss) per share attributable to common stockholders	4,539	4,705	4,916	4,909	4,940
Weighted average number of shares used in computing diluted net income (loss) per share attributable to common stockholders	4,539	4,705	4,916	4,909	20,950
Pro forma net income (loss) per share (unaudited)(4):
Basic			$(0.10)		$0.08
Diluted			$(0.10)		$0.07
Weighted average number of shares of common stock used in computing pro forma net income (loss) per share (unaudited):
Basic			20,140		20,175
Diluted			20,140		21,843

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)
Other Data:
Adjusted net income (loss)(5)	$2,705	$(1,329)	$869	$(371)	$2,162

(1)	Includes stock-based compensation expense related to options granted to employees and others, as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)
Research and development	$616	$1,048	$1,169	$305	$309
Selling and marketing	242	415	476	128	127
General and administrative	597	927	375	112	78
Total	$1,455	$2,390	$2,020	$545	$514
(2)	Abandonment of lease agreement expenses relates to our cancellation and termination of a lease agreement for a new facility, and consists of net loss resulting from realization of guarantees, the write-off of all unamortized leasehold improvements related to the abandoned lease, legal expenses incurred and an accrual, based on management’s assessment for settlement of the claim and the counterclaim.
(3)	Includes non-cash expenses related to warrants granted to a lender as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)
Financing expenses, net	$—	$—	$213	$26	$27
(4)	The unaudited pro forma basic and diluted earnings per share for the year ended December 31, 2009 and the three months ended March 31, 2010 assume the exercise of all outstanding warrants to purchase preferred stock and thereafter the automatic conversion of the outstanding convertible preferred stock into common stock as of the later of the beginning of the period or the issuance date of the warrants, using the conversion rate effective on December 31, 2009 and March 31, 2010.
(5)	The following table reconciles net income (loss) to adjusted net income (loss) for the periods presented and is unaudited:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)
Net income (loss)	$1,250	$(3,719)	$(2,007)	$(942)	$1,621
Stock-based compensation	1,455	2,390	2,020	545	514
Expenses related to warrants to a lender	—	—	213	26	27
Abandonment of lease agreement	—	—	643	—	—
Adjusted net income (loss)	$2,705	$(1,329)	$869	$(371)	$2,162

Adjusted net income (loss) is used by management to measure our core operating performance, and we are presenting it as a supplemental, non-GAAP financial measure. Adjusted net income (loss) represents net income (loss) excluding non-cash stock-based compensation expense and expenses related to warrants, and expenses related to the abandonment of a lease agreement. We believe that adjusted net income (loss) provides useful information by excluding certain items that may not be representative of our core operating results or business outlook. In addition, we believe that adjusted net income (loss) facilitates operating performance comparisons from period to period, and from company to company, by eliminating the following potential differences. We eliminated the effect of non-cash stock-based compensation to address the disparate impact of non-cash stock-based compensation expense across companies, which varies depending on available valuation methodologies, the volatility of the expense (which depends on market forces outside of management’s control), and the subjectivity of the assumptions and the variety of award types that a company can use under the relevant accounting guidance. We eliminated the effect of non-cash expense related to warrants to address the different financing arrangements utilized across companies and the fact that our outstanding warrants will be exercised and converted into common stock upon the consummation of this offering. We eliminated the effect of the expense incurred in 2009 related to the abandonment of a lease agreement because it was related to a dispute with a landlord and we do not believe that such an expense is reasonably likely to recur within two years, nor was there a similar charge within the two years prior to 2009.

Adjusted net income (loss) is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income (loss), operating income (loss) or any other performance measures derived in accordance with GAAP and it should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted net income (loss) has limitations as an analytical tool, including the following: (i) non-cash stock-based compensation is and will remain a key element of our overall compensation program; and (ii) other companies in our industry may calculate adjusted net income (loss) differently than we do, limiting its usefulness as a comparative measure.

	As of March 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,346	$13,551	$
Short-term deposits	1,670	1,670
Working capital	15,500	20,705
Total assets	28,005	33,210
Total liabilities	7,450	7,450
Total stockholders’ equity	20,555	25,760

The foregoing table presents a summary of our consolidated balance sheet data as of March 31, 2010:

•	on an actual basis;
•	on a pro forma basis to give effect to (1) the issuance of (i) 108,831 shares of Series B preferred stock and 181,812 shares of Series C preferred stock issued in April 2010 upon the exercise of warrants and the receipt of $1.2 million by us from such exercise, convertible upon the completion of this offering into 363,624 shares of our common stock, including 72,981 shares resulting from an anti-dilution adjustment for price protection granted to holders of our Series B preferred stock in connection with subsequent financings, and (ii) 1,092,440 shares of Series C preferred stock and 66,667 shares of Series E preferred stock issuable at the completion of this offering upon the exercise of warrants and the receipt of $4.0 million by us from such exercise, convertible upon the completion of this offering into 1,159,107 shares of our common stock, and (2) the conversion upon the completion of this offering of all of our outstanding shares of preferred stock into 13,712,751 shares of our common stock, including 2,581,919 shares resulting from an anti-dilution adjustment for price protection granted to holders of our Series B preferred stock in connection with subsequent financings; and
•	on a pro forma as adjusted basis to give further effect to our sale of shares of common stock at an assumed initial public offering price of $ per share, the mid-point of the range on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the following risk factors, in addition to the other information included in this prospectus. If any of the following risks occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

The demand for our solutions depends in large part on continued capital spending by communications service providers on infrastructure to provide high-capacity wireless and wireline communications services.

Our products are used in communications service providers’ networks in order to optimize their network infrastructure. As a result, our growth is dependent on, among other things, the size of the market for high-capacity wireless and wireline communications services, the rate at which such market develops, and the level of capital spending by communications service providers. Demand for our products depends on the magnitude and timing of capital spending by service providers as they extend and migrate their existing access networks to Internet Protocol, or IP. We cannot assure you of the rate, or extent to which, capital spending in the communications equipment industry will grow, if at all. Furthermore, industry growth rates may not be as forecast, resulting in spending on product development well ahead of market requirements.

The communications equipment industry has from time to time experienced and may again experience downturns. For example, the financial crisis of late 2008 impacted the communications equipment industry in late 2008 and in 2009 and resulted in a decrease in spending and growth. To respond to a downturn, many service providers may be required to reduce their capital expenditures, cancel or delay new developments, reduce their workforces and inventories and take a cautious approach to acquiring new equipment and technologies from OEMs, which would have a negative impact on our business. In the future, a failure of the communications equipment industry to grow as anticipated, a decrease or delay in capital spending or a downturn in the communications equipment industry may cause our operating results to fluctuate from period to period, which also may tend to increase the volatility of the price of our common stock and harm our business.

Sales of solutions to the mobile backhaul market have represented a significant portion of our revenue from 2008 to date, and any deterioration in demand for mobile backhaul solutions would adversely affect our results of operations and future prospects.

We currently sell our network processor solutions for deployment in the mobile backhaul, wireless base stations and radio network controllers (RNC), and wireline broadband including digital subscriber line (DSL) and passive optical networking (PON). However, sales to the mobile backhaul market represented 21% of our revenue in 2007, 34% of our revenue in 2008, 54% of our revenue in 2009 and 63% of our revenue in the first quarter of 2010. We anticipate that sales to the mobile backhaul market will continue to represent a high percentage of our revenue in 2010 and will be our most significant growth opportunity. Demand for mobile backhaul services will depend on the extent to which communications service providers seek to address bottlenecks in the communications network caused by growth in demand for services such as high speed data service, video phone capability, telephone photography, streaming video, downloadable music, and video games. Communications service providers are in the process of adopting third generation, or 3G, technology and are beginning to adopt fourth generation, or 4G, technologies, including LTE and WiMax, in order to facilitate these services. If these technologies are ineffective or less effective than expected in addressing network bottlenecks created by the demand for such services, communications service providers may reduce their purchases of our solutions. Any significant deterioration in investment in mobile backhaul solutions would adversely affect demand for our products and our results of operations and future prospects.

Our efforts to expand our sales to other communications infrastructure markets may not result in significant revenue and may cause our profit margins to decline.

Part of our business strategy is to expand into new markets for our second and third generation network processors. For example, our third generation WinPath products are being designed for our customers’ microwave mobile backhaul equipment and 4G-LTE base stations. We may expand into new markets through internal development efforts, through acquisitions of companies or technologies, or through a combination of these methods. Our efforts may not result in sales that are sufficient for us to recoup our investment, and we may experience higher costs than we anticipated. For example, we may not be able to manufacture our solutions at a competitive cost, we may need to rely on new suppliers or we may find that development efforts are more costly or time consuming than we anticipate. Our solutions may support technologies that are not widely adopted. If we choose to expand by acquiring another company, we may not be able to integrate the other company successfully into our operations, which may mean that we could have difficulty retaining employees from the acquired company or integrating its technology into our products. We may have difficulties entering markets where competitors have strong market positions. We may be unsuccessful in having our solutions designed into products for these markets or we may need to lower our prices to win new business, which could reduce our gross margins.

We rely on Taiwan Semiconductor Manufacturing Company, Ltd., or TSMC, and on Texas Instruments, Incorporated, or TI, to manufacture and Advanced Semiconductor Engineering, Inc., or ASE, to assemble and test our current solutions. If we fail to secure and maintain sufficient capacity with these subcontractors and fail to secure alternative sources, we may be unable to meet our customers’ demand on a timely basis, which would negatively impact our market share and operating results.

We are a fabless semiconductor company in that we do not own or operate a fabrication or manufacturing facility. TSMC and TI manufacture, and ASE assembles and tests, all of our network processor solutions currently in production. We do not have long-term supply agreements with TSMC, TI or ASE, and therefore we do not have any guaranteed capacity. If the semiconductor market enters a period of high demand, these subcontractors may reduce capacity allocated to us. In addition, we may experience delays due to technical and quality control problems or any damage, power outages, financial difficulties or any other disruptions at our subcontractors’ facilities or those of their suppliers. For example, in late 2009 and early 2010, capacity constraints at TI resulted in us delivering shipments of our products late to customers and we were forced to pay expediting fees in order to make deliveries. As a result, our quarterly revenue, results of operations and net income for the quarters ended December 31, 2009 and March 31, 2010 were below our expectations.

In the future, if any of these events occur, we may be unable to meet our customers’ demand on a timely basis, or at all, and may need to successfully secure an alternative facility in a timely manner to avoid a business disruption. We expect it could require several months or more to secure a new facility or process before we can begin shipping our solutions. If we cannot accomplish this qualification in a timely manner, we would experience a significant interruption in supply to our customers. If we are unable to secure sufficient capacity at our subcontractors’ existing facilities, or in the event of a closure or significant delay at any of these facilities, our relationships with our customers would be harmed and our market share and operating results could suffer as a result.

We do not have long-term pricing agreements with our subcontractors. Our pricing terms are typically determined on an annual basis. If our subcontractors’ pricing increases, or does not decrease relative to our average selling prices, and we are unable to pass along such costs to our customers, our operating results would be adversely affected.

We incurred operating losses in the past and may not sustain or increase our profitability.

We incurred net losses of approximately $2.0 million and $3.7 million for the years ended December 31, 2009 and 2008, respectively, and net income of $1.3 million and $1.6 million for the year ended December 31, 2007 and for the three months ended March 31, 2010, respectively. Despite realizing net income in 2007, in the fourth quarter of 2009 and in the first quarter of 2010, we may incur losses in the future. For example, we may experience losses in the future as we expand and increase our research and development and sales and marketing activities. The future success of our business will depend on our ability to increase sales of our existing solutions, to enhance our existing products and to continue to develop new technologies. We have a limited record of profitability and we may not continue to be profitable in the future.

Because we depend on a relatively small number of customers for a substantial portion of our revenue, a significant decline in these customers’ demand for our solutions or loss of a key customer or our failure to attract new significant customers could adversely impact our revenue and harm our business.

To date, we have derived a substantial portion of our revenue from a relatively small number of customers. Sales to customers representing more than 10% of our revenue accounted for 57% of our total revenue for the year ended December 31, 2009 and sales to our top five customers represented 67% of our revenue in 2009. In 2009, Alcatel-Lucent accounted for 24%, Tellabs accounted for 23% and Ericsson accounted for 10% of our revenue. In the quarter ended March 31, 2010, Alcatel-Lucent accounted for 33%, Tellabs accounted for 17% and Cisco accounted for 10% of our revenue. A number of factors could cause our major customers to cancel or defer purchases of our solutions. These factors include interruptions in their operations due to a downturn in the communications equipment industry or delays in manufacturing their own product offerings into which our solutions are incorporated. Our customers could cease purchasing our solutions with little or no notice to us without significant penalty. The loss of any significant customer, a decline in business with any significant customer or the cancellation or deferral of purchases of our solutions by a significant customer would cause our revenue to decline materially if we are unable to increase our revenue from other customers.

Due to the cyclical nature of the semiconductor industry, our operating results may fluctuate significantly, which could adversely affect our business and the market price of our common stock.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant downturns which are often characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. These factors could cause substantial fluctuations in our revenue and in our operating results. Any downturns in the semiconductor industry may be severe and prolonged, and any failure of the market to fully recover from downturns could harm our business. The semiconductor industry also periodically experiences unforeseen increases in demand, often resulting in production capacity constraints. Accordingly, our operating results may vary significantly as a result of conditions in the semiconductor industry, which could cause our stock price to decline.

Our sales are subject to a competitive selection process that can be lengthy and requires us to incur significant expense, and we ultimately may not be selected.

We compete in bid selection processes to achieve design wins, which refer to the inclusion of our network processor solutions in our customers’ products under development. These selection processes can be lengthy and can require us to invest significant effort and incur significant design and development expenditures. We may not win competitive selection processes and may not generate revenue despite incurring significant design and development expenditures. Because the life cycles for our customers’ products can last several years and changing suppliers involves significant cost, time, effort and risk, our failure to win a competitive bid can result in our foregoing revenue from a given customer’s product line for the life of that product. In addition, design opportunities may be infrequent or may be delayed based on several factors, including delays in service providers’ migration from traditional to emerging networks. Failure to achieve design wins could result in lost sales and hurt our prospects for future competitive selection processes because we may not be perceived as a technology leader.

Even after we achieve a design win, a customer may decide to cancel or change its product plans, or may fail to commercialize its products, either of which could cause us to fail to generate sales from a particular solution and adversely affect our results of operations.

Even after we achieve a design win, our customers frequently place considerable pressure on us to meet their often compressed development schedules. Accordingly, we devote a substantial amount of our limited resources to these relationships, which could detract from or delay our completion of other important projects. Our customer may not release into full production its product incorporating our solution until it has been validated by its service provider customer. After we secure a design win, our customers and the service providers typically require twelve to eighteen months to develop and test our customers’ products and commence production. However, these processes can sometimes last up to three years. The length of these processes can vary and is affected by several factors, including customer priorities, customer budgets, economic uncertainty, regulatory issues affecting communication equipment providers and unforeseen technical issues associated with the customer’s product design.

Due to this lengthy sales cycle, we may experience significant delays from the time we increase our operating expenses and make investments in inventory until the time that we generate revenue from these solutions. A delay or cancellation of a customer’s plans could have a significant adverse affect on our financial results, as we may have incurred significant expenses and generated no revenue. From time to time, we have experienced changes and cancellations in the purchase plans of our customers. These changes and cancellations may be influenced by a number of factors, including market conditions and changes in a customer’s strategic focus due to an acquisition by or sale of the customer. Finally, if our customers fail to successfully market and sell their products, it could have a material adverse affect on our business, financial condition and results of operations as the demand for our solutions declines.

We base our orders for inventory on our forecasts of our customers’ demand. If our forecasts are inaccurate, our financial condition and results of operations will suffer.

We place orders with our suppliers based on our forecasts of our customers’ demand, which is difficult to predict. An increasing number of our customers rely on contract manufacturers, which decreases our visibility into the inventory positions of our customers and makes it more difficult to predict demand for our solutions.

Our forecasts are based on multiple assumptions, each of which may introduce errors into our estimates. Because our solutions are designed for particular markets, we must estimate customer demand for each market. If we underestimate customer demand, we may forego revenue opportunities, lose market share and damage our customer relationships. In the past, we have underestimated demand for some of our customer programs, which required us to carefully manage our production schedules. Conversely, if we overestimate customer demand, we may incur manufacturing costs for devices that we may not be able to sell when we expect to or at all. As a result, we would have excess or obsolete inventory, resulting in a decline in the value of our inventory, which would increase our cost of revenue. Our failure to accurately manage inventory against demand would adversely affect our financial condition and results of operations.

The average selling prices for our network processor solutions have historically declined and will likely continue to do so in the future, which could harm our revenue and gross profits.

The average selling prices of our network processor solutions have declined in the past, and, consistent with industry trends, we anticipate that they will continue to decline. We cannot predict the timing of, or the amount of, any decline in our average selling prices. Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities, and our costs may even increase, which could reduce our margins. If we are unable to decrease per unit manufacturing costs faster than the rate at which average selling prices continue to decline, or if we are unable to introduce new products, our business, financial condition and results of operations will be seriously harmed.

We face intense competition in the semiconductor industry, which could negatively impact our revenue.

The markets in which we compete are highly competitive and are characterized by rapid technological change, evolving industry standards, often lengthy product life cycles and price erosion. We face competition from many semiconductor companies in the markets we serve. We compete with application-specific standard products, or ASSPs, network processors, application-specific integrated circuits, or ASICs, field programmable gate arrays, or FPGAs, single and multi-core microprocessors and combinations of the above, which has resulted and may continue to result in declining average selling prices for our solutions. We believe we primarily compete with LSI, which offers ASICs, ASSPs and microprocessors, and Cavium, Freescale and NetLogic, each of which offer microprocessors. We face competition from EZchip, which offers network processors. We also face competition from Broadcom, Marvell, Maxim and Mindspeed, which offer ASSPs. In addition, we compete with the in-house capabilities of networking OEMs who develop ASICs and FPGAs that are often used in combination with third party microprocessors.

We expect competition to continue to increase in all of our markets, and new competitors may emerge over time as these markets mature. To remain competitive, our network processor solutions must, among other things:

•	enable our customers to reduce time to market;
•	achieve optimal product performance;
•	provide flexibility to respond to changing system requirements;
•	be cost-effective; and
•	be supported by a high level of customer service and technical support.

Some of our competitors operate their own fabrication facilities, have longer operating histories and presence in key markets, greater name recognition, larger installed customer bases and greater financial resources than we have. They may be able to introduce new technologies, services or enhancements, respond more quickly to changing customer requirements or devote greater resources to the development, marketing and sale of their products than we can. Furthermore, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so. We cannot assure you that we will be able to compete successfully against current or new competitors, in which case we may lose market share in our existing markets and our revenue may fail to increase or may decline.

We have experienced rapid growth since the fourth quarter of 2009, and if we cannot adequately manage our growth, our results of operations will suffer.

Our business has grown rapidly since the fourth quarter of 2009. Our revenue increased from $5.9 million in the fourth quarter of 2008 to $8.5 million in the fourth quarter of 2009 and to $12.1 million in the first quarter of 2010. Our growth has put pressure on our management, operational and financial resources. In order to meet anticipated demand for our solutions, we will need to continue to add personnel, including additional sales and marketing, research and development and technical support personnel. We expect to continue to grow, which is likely to place continued pressure on our resources and will require us to incur additional expenses before experiencing an increase in revenue. Failure to effectively manage our future growth could harm our results of operations.

If we fail to secure or protect our intellectual property rights, other persons or entities may be able to use our technologies, which could weaken our competitive position, reduce our revenue or increase our costs.

Our future success depends, in part, on our ability to protect our intellectual property. Our know-how and trade secrets related to our network processor technology are an important aspect of our intellectual property rights. We have developed technical knowledge, which, although not patented, we consider to be significant to our competitive position. However, the proprietary nature of such knowledge may be difficult to protect. To protect our know-how and trade secrets, we customarily enter into confidentiality agreements with our employees, customers and consultants who are involved in our research and development activities or who otherwise have access to any of our proprietary information prohibiting these individuals from disclosing such proprietary information. Typically, our employment contracts also include clauses requiring our employees to assign us all inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. These agreements may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure of this information, or in the event of a competing claim to this technology by a previous employer of any of our employees or consultants. We also seek to minimize disclosure of our source code to customers or other third parties without adequate confidentiality and non-disclosure obligations in place. We cannot be certain, however, that such measures will adequately prevent third parties from accessing our software, code or other proprietary information.

From time to time, we may discover that third parties are infringing, misappropriating or otherwise misusing our intellectual property rights. While we are not currently aware of infringement of our intellectual property rights or misappropriation of our existing technology, policing unauthorized use of our intellectual property and misappropriation of our technology is difficult. The steps we have taken may not prevent unauthorized use of our intellectual property and misappropriation of our technology, particularly in foreign countries where we have not applied for patent protections. Some foreign laws do not protect our intellectual property and proprietary rights to the same extent as U.S. or Israeli law. For example, we sell our solutions in countries such as China whose laws may provide for weaker protection of intellectual property rights than the laws of the United States or Israel. If competitors misappropriate our technology or infringe or otherwise misuse our intellectual property rights and we are not adequately protected, our competitive position could be harmed and our legal costs could increase.

We, like other companies in the semiconductor industry, may aggressively protect and pursue our intellectual property rights. To protect our intellectual property rights, we may become involved in litigation against parties whom we believe are infringing, misappropriating or otherwise misusing our intellectual property rights. These measures may not be adequate to protect our technology from third party infringement, misappropriation or misuse, and we may not prevail in such lawsuits. These lawsuits, moreover, may be costly and may divert management’s attention away from day to day operations. We may choose not to pursue patents or other protection for innovations that later prove important, or we may choose not to enforce our intellectual property rights. If any party infringes upon, misappropriates or otherwise misuses our intellectual property rights, this infringement, misappropriation or misuse could materially adversely affect our competitive position.

We have a limited patent portfolio and may be exposed to competitors who independently develop the same or similar technology or gain access to our knowledge.

As of March 31, 2010, we had two registered patents in the United States. We also have two registered trademarks for the Wintegra® and WinPath® marks. In the absence of significant patent protection, we may be exposed to competitors who independently develop the same or similar technology or gain access to our knowledge. It is possible that other persons or entities may have been issued patents or filed patent applications with respect to components of our network processor technology. While we may protect our intellectual property with, among other things, copyright, trade secret, patent and trademark protection, there can be no assurance that:

•	current or future United States or foreign registrations of our intellectual property rights will be approved;
•	our issued patents and trademarks will adequately protect the intellectual property rights we use in our business or that such patents and trademarks will not be held invalid or unenforceable if challenged by third parties;
•	third parties do not have blocking patents that could be used to prevent us from marketing our own patented products and practicing our own technology;

•	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate; or
•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us.

Further, the process of seeking patent protection can be long and expensive and there can be no assurance that existing or future patent applications will result in patents being issued, or that existing patents or any patents that may be issued as a result of existing or future applications will provide meaningful protection or commercial advantage to us. Patent applications are often published as part of the patent application process, even if such applications do not issue as patents. When published, such applications will become publicly available and proprietary information disclosed in the application will become available to others. In addition, we do not know whether any patents will be upheld as valid or proven enforceable against alleged infringers or if they will prevent the development of competitive products or services. As a result, we may not be able to prevent others from offering similar products in the network processor market.

We may be subject to claims of infringement, misappropriation or misuse of third party intellectual property rights or demands that we license third party technology or claims for indemnification that, regardless of merit, could result in significant expense and loss of our intellectual property rights.

The semiconductor industry is characterized by the vigorous pursuit and protection of intellectual property rights. We have not undertaken a comprehensive review of the rights of third parties in our field. From time to time, we have received and may in the future receive notices or inquiries from third parties regarding our products or the manner in which we conduct our business suggesting that we may be infringing, misappropriating or otherwise misusing patent, copyright, trademark, trade secret and other intellectual property rights. Any claims that our network processor solutions infringe, misappropriate or otherwise misuse the rights of third parties, regardless of their merit or resolution, could be expensive to litigate or settle and could divert the efforts and attention of our management and technical personnel, cause significant delays and materially disrupt the conduct of our business. We may not prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If such proceedings result in an adverse outcome, we could be required to:

•	pay substantial damages including treble damages if we were held to have willfully infringed;
•	cease the manufacture, use, importation, offering for sale or sale of the infringing technology or processes;
•	expend significant resources to develop non-infringing technology or processes;
•	obtain a license from a third party, which may not be available on commercially reasonable terms, or may not be available at all; or
•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others.

In addition, as is standard practice in our industry, many of our agreements with customers and manufacturing subcontractors require us to indemnify such customers and manufacturing subcontractors for third party intellectual property infringement claims. Pursuant to such agreements, we may be required to defend such customers and manufacturing subcontractors against certain claims that could cause us to incur additional costs. While we endeavor to include as part of such indemnification obligations a provision permitting us to assume the defense of any indemnification claim, not all of our current agreements contain such a provision and we cannot provide any assurance that our future agreements will contain such a provision, which could result in increased exposure to us in the case of an indemnification claim. An adverse determination in any litigation could trigger technical support and indemnification obligations in some of our agreements with customers and manufacturing subcontractors.

In this regard, from 2006 through 2009, we received letters from five of our customers, alleging that components of our products sold to customers and incorporated into customer products, may be implicated in certain patent litigation brought by QPSX Developments 5 PTY Ltd. (“QPSX”) in which our customers are defendants, and requesting that we indemnify the customers. At this time, we have not agreed to indemnify any customer with regard to this litigation and all but one customer, Ericsson, Inc., has settled with QPSX without continuing to seek indemnity from us. QPSX’s patent claim against Ericsson is currently stayed, pending QPSX’s appeal to the Board of Patent Appeals and Interferences of the USPTO regarding the USPTO’s rejection of the applicable claims in the subject patent. There can be no assurances that QPSX will not ultimately succeed in having its patent claims reinstated and subsequently succeed in suing Ericsson or other customers for infringement of those claims, nor can there be any assurance such customers will not sue us for indemnification or for breach of express or implied warranties that products sold by us do not infringe any third party’s intellectual property rights. In addition, there can be no assurance that QPSX will not assert claims of infringement of the subject patent or other patents against us or our other customers. An adverse outcome with respect to any such claim of infringement, indemnification or breach of warranty could have a material adverse impact on our business, operating results and financial condition.

Our products also contain technology provided to us by third parties. Because we did not develop such technology ourselves, we may have little or no ability to determine in advance whether such technology infringes, misappropriates or otherwise misuses the intellectual property rights of a third party. The third parties who have provided this technology to us may not be required to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages.

Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

If we fail to keep pace with technological advances in our industry or if we pursue technologies that do not become commercially accepted, our business, financial condition and results of operations may be adversely affected.

The communications equipment industry into which our solutions are sold is characterized by intense competition, rapid technological change, frequent product introductions and improvements, evolving industry standards and changes in customer and end user requirements. Technology development is an important component of our business and growth strategy, and our success depends to a significant extent on the development, implementation and acceptance of new designs and improvements. Our ability to develop solutions and related technologies to meet evolving industry requirements and at prices acceptable to our customers will be significant factors in determining our competitiveness in our target markets.

In order to successfully design, develop and introduce new solutions on a timely basis, we must maintain a close dialogue with our customers in order to anticipate their needs and ensure interoperability of our solutions and the products of our customers into which our solutions will be incorporated. We also must rely heavily on the judgment of our management to anticipate future market trends. Other network processor technologies not addressed by our solutions may become more widely accepted. If we fail to adequately predict our customers’ needs and technological advances, we may invest heavily in research and development of solutions that do not lead to significant revenue, or we may fail to invest in technology necessary to meet our customers’ demands.

We rely on third party technologies for the development of our network processor solutions and our inability to use such technologies in the future would harm our ability to remain competitive.

We rely on third parties for technologies that are integrated into our network processor solutions. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner and our ability to remain competitive would be harmed. In addition, if we are unable to successfully license technology from third parties to develop future solutions, we may not be able to develop such solutions in a timely manner or at all.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business, fluctuations in currency exchange rates and other factors related to our international operations.

Our sales to the EMEA region, mainly in Europe and in Israel, accounted for 46% and 45% of our revenue in the fiscal year ended December 31, 2009 and the three months ended March 31, 2010, respectively. Our sales in Israel accounted for approximately 8% and 7% of our revenue in the fiscal year ended December 31, 2009 and the three months ended March 31, 2010, respectively. We anticipate that a significant amount of our revenue will continue to be represented by sales to customers in the EMEA region. Our largest office and research and development facilities are located in Israel, and all of our sales are generated through our wholly owned subsidiary in Israel, Wintegra Ltd. Operations in Israel accounted for a majority of our operating expenses in each of the last three years. Our sales to the Asia Pacific region accounted for approximately 16% and 10% of our revenue in the fiscal year ended December 31, 2009 and in the three months ended March 31, 2010, respectively. We anticipate that a significant amount of our revenue will continue to be represented by sales to customers in this region. Increased instability in the Middle East or Asia Pacific regions may adversely impact the desire of our employees and customers to travel, as well as the reliability and cost of transportation, which in turn would harm our business. Risks we face in conducting business internationally include:

•	political, social and economic instability, including terrorist acts;
•	exposure to different legal standards, particularly with respect to intellectual property laws, in countries such as China;
•	less favorable payment terms and practices in some countries in the Asia Pacific region;
•	natural disasters and public health emergencies;
•	fluctuations in currency exchange rates;
•	trade and travel restrictions;
•	the imposition of governmental controls and restrictions or unexpected changes in regulatory requirements;
•	the burdens of complying with a variety of foreign laws;
•	import and export license requirements and restrictions of the United States and other countries in which we operate;
•	evolving foreign technical standards;
•	changes in tariffs;
•	difficulties in staffing and managing international operations;
•	difficulties in collecting receivables from foreign entities;
•	periods of seasonal slowness during the summer months when many of our European customers are less active; and
•	potentially adverse tax consequences.

In addition, we face risks associated with political tensions between countries in the Asia Pacific region, potentially reduced protection for intellectual property rights, government-fixed foreign exchange rates, relatively uncertain legal systems and developing communications infrastructures. In addition, some countries in this region, such as China, have adopted laws, regulations and policies which impose additional restrictions on the ability of foreign companies to conduct business in that country or otherwise place them at a competitive disadvantage in relation to domestic companies.

We prepare our financial statements in U.S. dollars. Substantially all of our revenue and a majority of our cost of revenue are denominated in U.S. dollars, but we pay a substantial portion of our operating expenses in New Israeli Shekels, or NIS, and other currencies. Changes in exchange rates will result in increases or decreases in our costs and earnings and may also affect the book value of our assets and liabilities. To the extent we sell our products in foreign markets, currency fluctuations may cause our solutions to become too expensive for foreign customers. For example, some of our customers in Europe pay us in U.S. dollars but then sell their products for euros. If the euro is devalued against the U.S. dollar, our solutions will become more expensive for these customers.

The facilities that manufacture, assemble and test our products, and many of our customers and their service provider customers, are located in regions that are subject to earthquakes and other natural disasters.

Two of our three subcontractors that currently manufacture, assemble and test our products are located in Taiwan. Our third subcontractor that manufactures our products is based in Texas in the United States. Many of our customers also operate manufacturing facilities in the Asia Pacific region, and many of their service provider customers are also located in this region. The Asia Pacific region has experienced significant earthquakes in the past and could be subject to future seismic activities. Any earthquake or other natural disaster in these areas could significantly disrupt these companies’ production capabilities, impact prices and result in our experiencing a significant delay in delivery, or a substantial shortage of silicon wafers for our solutions. In addition, any disruption in the operations of our customers and their service provider customers could also decrease demand for our solutions.

We rely on third party sales representatives to assist in selling our solutions, and the failure of these representatives to perform successfully could reduce our future sales.

Third party sales representatives enhance our sales and marketing efforts by sourcing sales opportunities and assisting our internal sales and marketing teams in competing for design wins. Third party sales representatives also assist in the sales forecasting and relationship management processes. We are unable to predict the extent to which our third party sales representatives will be successful in marketing and selling our solutions. Our third party sales representatives may terminate their relationships with us at any time and could commence the marketing and sale of competing products. Our future performance will also depend, in part, on our ability to attract additional third party sales representatives that will be able to market and support our solutions effectively, especially in markets in which we have not previously distributed our solutions extensively. If we cannot retain our current third party sales representatives or recruit additional or replacement third party sales representatives, our sales and operating results could be harmed.

Because many of our current and planned solutions are highly complex, they may contain defects or errors that are detected only after deployment in commercial applications. Moreover, our customers may bundle our solutions with the products of other providers that contain defects that are wholly unrelated to our solutions. In either instance, if this occurs, it could harm our reputation and result in reduced revenue or increased expenses.

Our solutions are highly complex and may contain undetected defects, errors or failures. Our solutions can only be fully tested when deployed in commercial applications and other equipment. Consequently, our customers may discover errors after the solutions have been shipped. The occurrence of any defects, errors or failures could result in:

•	product returns, repairs or replacements;
•	cancellation of orders;
•	diversion of our resources;
•	legal actions by our customers or our customers’ end users;
•	increased insurance costs; and
•	other losses to us or to our customers or end users.

Any of these occurrences could also result in the loss of or delay in market acceptance of our solutions and loss of sales, which would harm our business and adversely affect our results of operations.

We have from time to time experienced defects in our solutions and expect to experience defects in the future. We may in the future incur costs associated with warranty claims. The trend in our industry is moving toward even more complex solutions in the future, and therefore, this risk will intensify over time and may result in increased expenses.

In addition, our customers may bundle or incorporate our solutions into complex systems that contain errors or defects that are wholly unrelated to our solutions. Such occurrences may result in undue delays or cancellations of the implementation of our customers’ bundled products and services. In such cases, our reputation could be harmed and our results of operations could be adversely affected, which could result in reduced revenue or increased expenses.

We may be unable to attract, retain and motivate key senior management and technical personnel, which could harm our development of technology and ability to be competitive.

Our future success depends to a significant extent upon the continued service of our key personnel, including Jacob (Kobi) Ben-Zvi, our co-founder and Chief Executive Officer, Robert O’Dell, our co-founder and Executive Vice President of Marketing and Sales, and our other senior executives and key technical personnel. We do not have long-term employment agreements with these executives or any other key employees. The loss of the services of Mr. Ben-Zvi, Mr. O’Dell or other senior management or technical personnel could harm our business. If our business continues to grow, we will need to hire additional qualified research and development, sales and marketing and managerial personnel to succeed. The process of hiring, training and successfully integrating qualified personnel into our operations is a lengthy one. The market for the qualified personnel we require is competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our solutions and technology. Our failure to hire and retain qualified employees could cause our revenue to decline and impair our ability to meet our research and development and sales objectives. Stock options generally comprise a significant portion of our compensation packages for all employees, and the expected volatility in the price of our common stock may make it more difficult for us to attract and retain key employees, which could harm our ability to increase sales of our solutions and continue to develop competitive solutions.

Unanticipated changes to our tax rates or exposure to additional income and other tax liabilities could affect our future operating results.

Our future effective tax rates could be favorably or unfavorably affected by unanticipated changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws or their interpretation. We regularly assess the potential outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from such examinations will not have an effect on our operating results and financial condition.

Under current U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of our former employees.

We have entered into non-competition agreements with all of our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current U.S. and Israeli law, we may be unable to enforce these agreements, and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have recently required employers seeking to enforce non-competition agreements of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

We may acquire complementary businesses or technologies or engage in joint ventures or other transactions that may expand our business. These transactions could divert our resources, cause dilution to our stockholders and adversely affect our results of operations.

We may acquire additional complementary businesses or technologies or engage in joint ventures or other transactions to expand our business. We have not made any acquisitions to date and our management has not had any experience making acquisitions or integrating acquired businesses. Negotiating potential acquisitions or integrating newly acquired businesses, products or technologies into our business could divert our management’s attention from other business concerns and could be expensive and time consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets. In addition, we might lose key employees while integrating new businesses. Consequently, we might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated sales and cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or issuances of equity securities that cause dilution to our existing stockholders. Furthermore, we may incur a contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our results of operations.

Risks Related to Our Operations in Israel

Potential political, economic and military instability in Israel, where the majority of our senior management and our research and development facilities are located, may adversely affect our results of operations.

Our largest office and research and development facilities are located in Israel, and all of our sales are generated through our wholly owned subsidiary in Israel, Wintegra Ltd. Operations in Israel accounted for a majority of our operating expenses in each of the last three years. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenue to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, regional unrest and terrorist activity in Israel have continued. During the summer of 2006 and winter of 2008, Israel was engaged in armed conflicts with Hamas and Hezbollah. These conflicts involved missile strikes against civilian targets in southern and northern Israel. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel increase. These restrictions may limit materially our ability to sell our solutions to companies in these countries.

Our operations may be disrupted by the obligations of our personnel to perform military service.

Many of our male employees in Israel are obligated to perform up to one month (in some cases more) of annual military reserve duty until they reach age 45 and, in emergency circumstances, could be called to active duty. In response to increases in terrorist activity and the armed conflicts with Hamas and Hezbollah, there have been occasional call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees or the extended absence of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations.

Because substantially all of our revenue and a majority of our cost of revenue are denominated in U.S. dollars, but a substantial portion of our operating expenses are incurred in NIS, our results of operations may be seriously harmed by currency fluctuations.

Substantially all of our revenue and a majority of our cost of revenue are denominated in U.S. dollars, but a substantial portion of our operating expenses are incurred in NIS. As a result, we are exposed to risk to the extent that the inflation rate in Israel exceeds the rate of devaluation of the NIS in relation to the

U.S. dollar or if the timing of these devaluations lags behind inflation in Israel. In that event, the U.S. dollar cost of our operations in Israel will increase and our U.S. dollar-measured results of operations will be adversely affected. To the extent that the value of the NIS increases against the dollar, our expenses on a dollar cost basis increase. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. NIS devaluation in relation to the U.S. dollar amounted to 9%, 1.1% and 0.7% for the years ended December 31, 2007, 2008 and 2009, respectively. We have entered into currency hedging transactions to attempt to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the NIS. There is no assurance that these measures will adequately protect us from material adverse effects of inflation in Israel or currency fluctuations impacting the NIS and U.S. dollar.

The Israeli tax benefits to which we are currently entitled require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

Some of our Israeli facilities have been granted “Approved Enterprise” status by the Investment Center in the Israeli Ministry of Industry Trade and Labor or have obtained “Beneficiary Enterprise” status, which makes us eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959, or the Investment Law. The availability of the tax benefits is subject to certain requirements, including, among other things, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, filing certain reports with the Investment Center and complying with Israeli intellectual property laws.

Income attributed to the Approved Enterprise and Beneficiary Enterprise is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years, depending on the percentage of foreign investment in the company. We believe that we will be able to meet the relevant eligibility requirements for the tax benefits discussed above. However, if we do not, these tax benefits may be cancelled and our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2007 was 29% of their taxable income. It declined to 27% in 2008, 26% in 2009, 25% in 2010 and is scheduled to decline to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. In addition, we could be required to refund any tax benefits that we may receive plus interest and penalties thereon. If we do not succeed in meeting the eligibility requirements or if the Israeli government were to reduce or eliminate these tax benefits, the amount of taxes that we would pay are likely to increase as we would be subject to regular Israeli corporate tax rates, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. Finally, in the event of a distribution of a dividend from the above mentioned tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s and Beneficiary Enterprise’s income.

You may have difficulties pursuing an action in the United States or enforcing a U.S. judgment, including actions or judgments based upon the civil liability provisions of the U.S. federal securities laws, against us, our executive officers and directors and the experts named in this prospectus, or asserting U.S. securities laws claims in Israel.

Some of our directors and officers, and the experts named herein, are not residents of the United States and some of their assets and our assets are located outside the United States. While directors and officers of Delaware corporations may be deemed to have consented to U.S. jurisdiction for breach of fiduciary claims, such consent may not apply equally to claims for the civil liability provisions of U.S. federal securities laws. Without a consent to service of process, additional procedures may be necessary to serve individuals who are not U.S. residents. Therefore, it may be difficult to serve process on those directors, officers and experts who are not U.S. residents, in order to commence any lawsuit against them before a U.S. court, including an action based on the civil liability provisions of U.S. federal securities laws. An investor also may find it difficult to enforce a U.S. court judgment in an Israeli court, including a judgment based on federal securities laws. In accordance with the Israeli Law on Enforcement of Foreign

Judgments, 5718-1958, and subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;
•	the judgment may no longer be appealed;
•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and
•	the judgment is executory in the state in which it was given.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. The term “prejudice the sovereignty or security of the State of Israel” as used in the Israeli Law on Enforcement of Foreign Judgments has not been interpreted by Israeli courts. Furthermore, other authority under Israeli law with respect to such term is very limited, and does not provide guidance as to what criteria will be considered by an Israeli court in determining whether the enforcement of a foreign judgment would prejudice the sovereignty or security of the State of Israel.

An Israeli court also will not declare a foreign judgment enforceable if:

•	the judgment was obtained by fraud;
•	there is a finding of lack of due process;
•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;
•	the judgment is in conflict with another judgment that was given in the same matter between the same parties and that is still valid; or
•	the time the action was instituted in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

An investor may also find it difficult to bring an original action in an Israeli court to enforce liabilities based upon the U.S. federal securities laws against us, or against our directors, officers, or the experts named herein. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws and rule that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.

Risks Related to This Offering

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price may not be indicative of prices that will prevail in the trading market. The trading price of our common stock following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations or those of our competitors;
•	general economic conditions and slow or negative growth of related markets;

•	announcements by us or our competitors of acquisitions, design wins, new solutions, significant contracts, commercial relationships or capital commitments;
•	our ability to develop and market new and enhanced solutions on a timely basis;
•	commencement of, or our involvement in, litigation;
•	disruption to our operations;
•	the emergence of new sales channels in which we are unable to compete effectively;
•	any major change in our board or management;
•	changes in financial estimates including our ability to meet our future revenue and operating profit or loss projections;
•	changes in governmental regulations or in the status of our regulatory approvals; and
•	changes in earnings estimates or recommendations by securities analysts.

In addition, the stock market in general, and the market for semiconductor and other technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Such fluctuations may be even more pronounced in the trading market shortly following this offering. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. These trading price fluctuations may also make it more difficult for us to use our common stock as a means to make acquisitions or to use options to purchase our common stock to attract and retain employees. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after the offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of the offering, we will have       shares of common stock outstanding. Of the outstanding shares after completion of the offering, all of the       shares sold in the offering will be freely tradable immediately without further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our “affiliates” (as that term is defined under Rule 144 of the Securities Act) may be sold only in compliance with the limitations under Rule 144. The remaining outstanding shares after completion of the offering will be “restricted securities” and generally will be available for sale in the public market as follows:

•	no shares will be eligible for immediate sale on the date of this prospectus; and
•	substantially all of our shares of common stock, which are subject to lock-up agreements, will be eligible for sale at various times beginning 180 days (subject to an extension of up to 18 days) after the date of this prospectus pursuant to Rules 144 and 701 of the Securities Act.

The underwriters may, however, release all or a portion of the shares subject to lock-up agreements at any time without notice. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

In addition, after the offering, the holders of approximately 19 million shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

See the information under the caption “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of the offering.

Because of their significant stock ownership, our officers, directors and principal stockholders will be able to exert significant influence over our future direction.

Executive officers, directors, and entities affiliated with them will, in the aggregate, beneficially own approximately       % of our outstanding common stock following the completion of this offering. In addition,      other stockholders and entities affiliated with them will, in the aggregate, own approximately       % of our outstanding common stock following the completion of this offering. Two of our executive officers and principal stockholders, Messrs. Ben-Zvi and O’Dell, also serve as members of our board of directors. These stockholders, if acting together, would be able to control all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. For more detailed information, see “Principal and Selling Stockholders.”

We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

We intend to use the net proceeds from the shares of common stock sold by us in this offering for general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters and on capital expenditures. We may also use a portion of our net proceeds to acquire or invest in complementary businesses or products or to obtain rights to complementary technologies. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $   in net tangible book value per share from the price you paid, based on the initial offering price of $   per share. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Because we have no plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors deems relevant. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the Securities and Exchange Commission and the Nasdaq Global Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.

Maintaining adequate internal financial and accounting controls and procedures to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We need to commence the process of documenting, reviewing and improving our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting, starting with the second annual report that we file with the SEC, and will require a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may seriously affect our stock price.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
•	The establishment of a classified board of directors requiring that only a subset of the members of the Company’s board of directors be elected at each annual meeting of its stockholders;
•	The prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
•	Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company;
•	Our board of directors may issue, without stockholder approval, shares of undesignated preferred stock with terms set by the board of directors, which rights could be senior to those of our common stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us;
•	The ability of our board of directors to alter our bylaws without obtaining stockholder approval;
•	The elimination of the rights of stockholders to call a special meeting of stockholders and to take action by written consent in lieu of a meeting;

•	The required approval of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend, or repeal our bylaws, or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action by written consent in lieu of a meeting; and
•	The required approval of at least a majority of the shares entitled to vote at an election of directors to remove directors without cause.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us. For a description of our capital stock, see “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

•	our expectations that sales to the mobile backhaul market will continue to contribute a significant percentage of our revenue in 2010;
•	our expectation that sales to customers representing more than 10% of our revenue will continue to account for a decreasing but significant portion of our revenue in 2010;
•	our expectation that we will continue to experience growth, including in the volume of sales of our network processor solutions;
•	our expectation that a significant amount of our revenue will continue to be represented by sales to customers in the EMEA and Asia Pacific regions;
•	our expectation of the time it would take to qualify a new facility or process in the event our subcontractors are unable to meet our demand;
•	our ability to protect our intellectual property;
•	our expectations and estimates regarding the levels of capital spending in the communications equipment industry, in general, and of the market for communications infrastructure equipment, specifically, including the mobile backhaul network market, the 3G and 4G base station and RNC market and the wireline broadband network market;
•	our plans to recruit and retain highly qualified semiconductor and software engineers and to pursue strategic relationships to offer our customers more complete system solutions;
•	our ability to expand our current solutions to address other communications infrastructure markets;
•	our ability to meet the eligibility requirements for certain Israeli tax benefits;
•	our belief in the sufficiency of our cash flows to meet our needs for the next year;
•	our expectations regarding the effectiveness of our foreign currency hedging; and
•	our belief in the availability of suitable additional facilities on commercially reasonable terms to accommodate the expansion of our operations, if required.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks provided under “Risk Factors” in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $    million from our sale of the     shares of common stock offered by us in this offering, based on an assumed initial public offering price of $   per share, the mid-point of the range on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that our net proceeds will be approximately $    million. We will not receive any of the net proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary technologies or businesses. We have no commitments with respect to any such acquisitions or investments, and we are not involved in any negotiations with respect to any such transactions. The amounts that we actually spend for the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenue.

Pending the uses described above, we intend to invest the net proceeds from the shares of common stock sold by us in this offering in short-term, interest bearing, investment grade securities. We have implemented and maintain a prescribed investment policy in regards to our cash investments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our common stock. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis;
•	on a pro forma basis to give effect to (1) the issuance of (i) 108,831 shares of Series B preferred stock and 181,812 shares of Series C preferred stock issued in April 2010 upon the exercise of warrants and the receipt of $1.2 million by us from such exercise, convertible upon the completion of this offering into 363,624 shares of our common stock, including 72,981 shares resulting from an anti-dilution adjustment for price protection granted to holders of our Series B preferred stock in connection with subsequent financings, and (ii) 1,092,440 shares of Series C preferred stock and 66,667 shares of Series E preferred stock issuable at the completion of this offering upon the exercise of warrants and the receipt of $4.0 million by us from such exercise, convertible upon the completion of this offering into 1,159,107 shares of our common stock, and (2) the conversion upon the completion of this offering of all of our outstanding shares of preferred stock into 13,712,751 shares of our common stock, including 2,581,919 shares resulting from an anti-dilution adjustment for price protection granted to holders of our Series B preferred stock in connection with subsequent financings; and
•	on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $ per share, the mid-point of the range on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Stockholders’ equity:
Preferred stock, $0.001 par value; 12,685,615 shares authorized, 11,130,832 shares issued and outstanding, actual; 10,000,000 shares authorized, none issued and outstanding, pro forma and pro forma as adjusted; aggregate liquidation preference $57,372	$11	$—	$
Common stock, $0.001 par value; 28,000,000 shares authorized, 4,947,427 shares issued and outstanding, actual; 80,000,000 shares authorized, 20,182,909 shares issued and outstanding, pro forma; 80,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	5	20
Additional paid-in capital	54,689	59,890
Unrealized gain on hedging derivative instruments	2	2
Accumulated deficit	(34,152)	(34,152)
Total stockholders’ equity	20,555	25,760
Total capitalization	$20,555	$25,760	$

The number of issued and outstanding shares as of March 31, 2010 in the table excludes:

•	4,233,382 shares of common stock issuable upon the exercise of outstanding options with exercise prices ranging from $0.20 to $10.00 and a weighted average exercise price of $2.94 per share; and
•	713,949 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan, subject to future annual increases.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of March 31, 2010, our pro forma net tangible book value was $22.4 million, or $1.11 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total pro forma tangible assets reduced by the amount of our total pro forma liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2010, after giving effect to (1) the issuance of (i) 108,831 shares of Series B preferred stock and 181,812 shares of Series C preferred stock issued in April 2010 upon the exercise of warrants and the receipt of $1.2 million by us from such exercise, convertible upon the completion of this offering into 363,624 shares of our common stock, including 72,981 shares resulting from an anti-dilution adjustment for price protection granted to holders of our Series B preferred stock in connection with subsequent financings, and (ii) 1,092,440 shares of Series C preferred stock and 66,667 shares of Series E preferred stock issuable at the completion of this offering upon the exercise of warrants and the receipt of $4.0 million by us from such exercise, convertible upon the completion of this offering into 1,159,107 shares of our common stock, and (2) the conversion upon the completion of this offering of all of our outstanding shares of preferred stock into 13,712,751 shares of our common stock, including 2,581,919 shares resulting from an anti-dilution adjustment for price protection granted to holders of our Series B preferred stock in connection with subsequent financings. After giving effect to our sale in this offering of        shares of our common stock at an assumed initial public offering price of $   per share, the mid-point of the range on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2010 would have been $    million, or $   per share of our common stock. This represents an immediate increase of net tangible book value of $    million to our existing stockholders and an immediate dilution of $   per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2010, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	$
Pro forma net tangible book value per share after giving effect to this offering		$
Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$

If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after giving effect to this offering would be $   per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $   per share.

The following table presents the differences between the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors					$
Total		100.0%	$	100.0%

The above information assumes no exercise by the underwriters of their option to purchase additional shares of common stock.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own   % and our new investors would own   % of the total number of shares of our common stock outstanding after this offering.

The above information assumes no exercise of stock options outstanding as of March 31, 2010. As of March 31, 2010, there were:

•	4,233,382 shares of common stock issuable upon the exercise of options outstanding with exercise prices ranging from $0.20 to $10.00 and a weighted average exercise price of $2.94 per share; and
•	713,949 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan, subject to future annual increases.

To the extent these options are exercised, there will be further dilution to new investors. After this offering and assuming the exercise in full of all of the foregoing outstanding options, our pro forma net tangible book value per share as of March 31, 2010 would have been $   per share, representing an immediate increase in net tangible book value of $   per share to existing stockholders and an immediate dilution to net tangible book value of $   per share to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statement of operations data for each of the three years in the period ended December 31, 2007, 2008, and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2009 and 2010 and the selected consolidated balance sheet data as of March 31, 2009 are derived from the unaudited consolidated condensed financial statements included elsewhere in this prospectus, all of which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements, and reflect all adjustments, necessary for the fair presentation of results for the interim periods. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$19,594	$31,895	$29,465	$30,171	$28,578	$6,324	$12,098
Cost of revenue	4,298	6,937	6,331	6,414	6,384	1,342	3,592
Gross profit	15,296	24,958	23,134	23,757	22,194	4,982	8,506
Operating expenses:
Research and development(1)	8,659	11,442	14,430	17,711	15,522	3,814	4,535
Selling and marketing(1)	4,294	5,491	5,901	7,330	6,420	1,611	1,914
General and administrative(1)	807	1,531	2,024	2,568	1,472	409	387
Aborted IPO expenses	—	1,330	—	—	—	—	—
Abandonment of lease agreement(2)	—	—	—	—	643	—	—
Total operating cost and expenses	13,760	19,794	22,355	27,609	24,057	5,834	6,836
Operating income (loss)	1,536	5,164	779	(3,852)	(1,863)	(852)	1,670
Financial income (expenses), net(3)	(171)	164	471	133	(144)	(90)	(49)
Change in fair value of puttable warrants(4)	1,171	745	—	—	—	—	—
Net income (loss)	$194	$4,583	$1,250	$(3,719)	$(2,007)	$(942)	$1,621
Net income attributable to preferred stockholders	$194	$4,272	$1,250	$—	$—	$—	$874
Net income (loss) attributable to common stockholders	$—	$311	$—	$(3,719)	$(2,007)	$(942)	$747
Basic net income (loss) per share of common stock	$—	$0.07	$—	$(0.79)	$(0.41)	$(0.19)	$0.15
Diluted net income (loss) per share of common stock	$—	$0.05	$—	$(0.79)	$(0.41)	$(0.19)	$0.08
Weighted average number of common shares used in computing basic net income (loss) per share	—	4,402	4,539	4,705	4,916	4,909	4,940
Weighted average number of common shares used in computing diluted net income (loss) per share	—	6,673	4,539	4,705	4,916	4,909	20,950
Pro forma net income (loss) per share (unaudited)(5):
Basic					$(0.10)		$0.08
Diluted					$(0.10)		$0.07
Weighted average number of shares of common stock used in computing pro forma net income per share (unaudited):
Basic					20,140		20,175
Diluted					20,140		21,843

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands)
Other Data:
Adjusted net income (loss)(6)	$1,372	$7,269	$2,705	$(1,329)	$869	$(371)	$2,162

(1)	Includes stock-based compensation expense related to options granted to employees and others as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2005*	2006	2007	2008	2009	2009	2010
	(in thousands)
Research and development	$—	$246	$616	$1,048	$1,169	$305	$309
Selling and marketing	—	89	242	415	476	128	127
General and administrative	7	276	597	927	375	112	78
Total	$7	$611	$1,455	$2,390	$2,020	$545	$514
*	Through December 31, 2005 we elected to account for share-based compensation in accordance with the instrinsic value method described in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, rather than adopting the fair value method provided under ASC Topic 718.
(2)	Abandonment of lease agreement expenses relates to our cancellation and termination of a lease agreement for a new facility, and consists of net loss resulting from realization of guarantees, the write-off of all unamortized leasehold improvements related to the abandoned lease, legal expenses incurred and an accrual, based on management’s assessment for settlement of the claim and the counterclaim.
(3)	Includes compensation expense related to warrants granted to a lender as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands)
Financing expenses	$—	$—	$—	$—	$213	$26	$27
(4)	Represents the change in fair value of two warrants with a mandatory call feature issued in connection with a credit facility we entered into in 2004. These puttable warrants were classified as liabilities and we recorded the changes in their fair value in each reporting period. In the first quarter of 2006, we signed amendments to the warrant agreements pursuant to which the holders waived their rights to redeem the warrants. As a result, the outstanding obligation related to the puttable warrants was reclassified into shareholders’ equity, and we did not incur additional charges for any period after the quarter ended March 31, 2006 with respect to the warrants.
(5)	The unaudited pro forma basic and diluted earnings per share for the year ended December 31, 2009 and the three months ended March 31, 2010 assume the exercise of all outstanding warrants to purchase preferred stock and thereafter the automatic conversion of the outstanding convertible preferred stock into common stock as of the later of the beginning of the period or the issuance date of the warrants, using the conversion rate effective on December 31, 2009 and March 31, 2010.
(6)	The following table reconciles net income (loss) to adjusted net income (loss) for the periods presented and is unaudited:

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands)
Net income (loss)	$194	$4,583	$1,250	$(3,719)	$(2,007)	$(942)	$1,621
Stock-based compensation	7	611	1,455	2,390	2,020	545	514
Expenses related to warrants to a lender	—	—	—	—	213	26	27
Abandonment of lease agreement	—	—	—	—	643	—	—
Change in fair value of puttable warrants	1,171	745	—	—	—	—
Aborted IPO expenses	—	1,330	—	—	—	—	—
Adjusted net income (loss)	$1,372	$7,269	$2,705	$(1,329)	$869	$(371)	$2,162

Adjusted net income (loss) is used by management to measure our core operating performance, and we are presenting it as a supplemental, non-GAAP financial measure. Adjusted net income (loss) represents net income (loss) excluding non-cash stock-based compensation expense and expenses related to warrants, expenses related to the abandonment of a lease agreement and aborted IPO expenses. We believe that adjusted net income (loss) provides useful information by excluding certain items that may not be representative of our core operating results or business outlook. In addition, we believe that adjusted net income (loss) facilitates operating performance comparisons from period to period, and from company to company, by eliminating the following potential differences. We eliminated the effect of non-cash stock-based compensation to address the disparate impact of non-cash stock-based compensation expense across companies, which varies depending on available valuation methodologies, the volatility of the expense (which depends on market forces outside of management’s control), and the subjectivity of the assumptions and the variety of award types that a company can use under the relevant accounting guidance. We eliminated the effect of non-cash expense related to warrants to address the different financing arrangements utilized across companies and the fact that our outstanding warrants will be exercised and converted into common stock upon the consummation of this offering. We eliminated the effect of the expense incurred in 2009 related to the abandonment of a lease agreement because it was related to a dispute with a landlord and we eliminated the effect of the aborted IPO expenses incurred in 2006 because we do not believe that such expenses are reasonably likely to recur within two years, nor were there similar charges within the two years prior to 2009.

Adjusted net income (loss) is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income (loss), operating income (loss) or any other performance measures derived in accordance with GAAP and it should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted net income (loss) has limitations as an analytical tool, including the following: (i) non-cash stock-based compensation is and will remain a key element of our overall compensation program; and (ii) other companies in our industry may calculate adjusted net income (loss) differently than we do, limiting its usefulness as a comparative measure.

	As of December 31,					As of March 31, 2010
	2005	2006	2007	2008	2009
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,796	$3,750	$8,373	$7,701	$9,597	$8,346
Short-term deposits	3,000	7,223	2,435	3,777	1,670	1,670
Working capital	5,204	11,425	13,549	13,566	13,362	15,550
Total assets	16,521	21,949	24,082	22,947	25,036	28,005
Total liabilities	10,631	7,967	7,233	4,787	6,655	7,450
Total stockholders’ equity	5,890	13,982	16,849	18,160	18,381	20,555

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the financial statements and related notes that are included elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

Overview

We are a leading provider of highly integrated network processors optimized for mobile backhaul, 3G and 4G wireless and wireline broadband networks. Our high performance, comprehensive solutions integrate our proprietary processor architecture and networking software into a single semiconductor device to provide system-level intelligence to communications infrastructure original equipment manufacturers, or OEMs. Our solutions provide control and data path processing, which offers our customers compelling benefits in processing speed while reducing power consumption, footprint, system complexity and cost. Our solutions also reduce the need for costly external companion chips to provide additional functionality.

Our customers use our network processor solutions to rapidly bring to market feature-rich products that not only meet existing network requirements, but also support the migration of existing networks to Internet Protocol, or IP. By integrating processing requirements and multiple IP and legacy interfaces, our network processors deliver a complete system solution that offers enhanced functionality, flexibility and interoperability with existing communication platforms.

We are a fabless semiconductor company that was founded in 2000 and shipped our first product in 2001. Our network processors are used in communications system infrastructure, such as cell-site routers and other mobile backhaul equipment, 3G and 4G wireless base stations and radio network controllers, or RNCs, and wireline broadband access equipment. By supporting over 60 communications protocols, our solutions address the requirements of traditional and emerging network technologies, including IP, and can be deployed across multiple end-markets in wireless and wireline networks. Our solutions have been designed into equipment for many leading communications infrastructure OEMs, such as Alcatel-Lucent, Alvarion, Cisco, Datang, ECI, Ericsson, Huawei, Interphase, Motorola, New Postcom, Potevio, RAD, Tellabs and ZTE. Currently our solutions are utilized in networks worldwide by major communications service providers, including AT&T, Bell Canada, British Telecom, China Mobile, China Telecom, China Unicom, Chunghwa Telecom, Cox, Deutsche Telekom, France Telecom, KDDI, Korea Telecom, NTT Docomo, Orange, Sprint, Telecom Italia, Telefonica, Verizon and Vodafone.

We experienced rapid growth in our revenue from inception through the third quarter of 2006. Our revenue increased from $4.5 million in 2003, to $9.3 million in 2004, to $19.6 million in 2005 and to $31.9 million in 2006. Revenue in full fiscal years 2007, 2008 and 2009 did not fluctuate significantly from revenue in 2006. We experienced a decline in revenue in the fourth quarter of 2008, and beginning in the first quarter of 2009, our revenue growth resumed. Revenue in the first quarter of 2010 increased to $12.1 million from $5.9 million in the fourth quarter of 2008.

In order to continue to increase our revenue, we must continue to achieve design wins. We consider a design win to occur when a customer notifies us that it has selected our solution to be incorporated into a product under development. After we secure a design win, a customer typically requires twelve to eighteen months to develop and test its products and commence production. Because the life cycles for our customers’ products can last for several years, if a product is successfully commercialized, we expect to continue to receive revenue over an extended period of time. The failure to achieve a design win can result in us foregoing associated revenue for the life of that product.

The benefits of our solutions have resulted in favorable gross margins for our products. However, as is common in our industry, we anticipate that average selling prices for our solutions will continue to decline over time.

For the year ended December 31, 2009, our operating expenses represented approximately 84% of our revenue. We recorded net loss of approximately $2.0 million for the year 2009. For the three months ended March 31, 2010, our operating expenses represented approximately 57% of our revenue. We recorded net income of approximately $1.6 million for the first quarter of 2010. As of March 31, 2010, we had an accumulated deficit of $34.2 million.

Revenue.  We generate most of our revenue from sales of our network processor solutions and recognize revenue upon shipment to our customers. We also generate revenue from non-silicon sources, such as software licensing, engineering services, maintenance, support and training, which are typically sold separately to our customers during their development processes. As revenue from sales of network processor solutions has increased, revenue from non-silicon sources has decreased as a percentage of revenue. We expect that revenue from non-silicon sources, which represented 14%, 13% and 8% of our revenue in 2007, 2008 and 2009, respectively, will continue to decline as a percentage of revenue.

Sales of our network processor solutions to our three main markets were as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)
Mobile backhaul	$6,135	$10,146	$15,294	$2,499	$7,563
3G and 4G base stations and RNCs	7,328	9,600	9,320	2,803	3,050
Wireline broadband	16,002	10,425	3,964	1,022	1,485
Total	$29,465	$30,171	$28,578	$6,324	$12,098

The percentages of our revenue by main markets for the periods indicated were as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Mobile backhaul	21%	34%	54%	40%	63%
3G and 4G base stations and RNCs	25	32	32	44	25
Wireline broadband	54	34	14	16	12
Total	100%	100%	100%	100%	100%

Sales to the mobile backhaul market increased from 21% of our revenue in 2007 to 63% of our revenue in the first quarter of 2010. We expect sales to the mobile backhaul market to continue to account for a majority of our revenue in 2010.

To date, we have derived a substantial portion of our revenue from a relatively small number of customers. The following is a summary of revenue from our major customers expressed as a percent of total revenue:

	Year Ended December 31,			Three Months Ended March 31, 2010
	2007	2008	2009
Alcatel-Lucent	11%	19%	24%	33%
Tellabs	20%	17%	23%	17%
Ericsson	10%	8%	10%	8%
Cisco	4%	3%	6%	10%

We expect sales to customers representing more than 10% of our revenue to continue to account for a significant portion of our revenue in the near term. The percentages of revenue from the customers listed above for the quarter ended March 31, 2010 may not be indicative of their relative revenue contributions for the full 2010 fiscal year.

The loss of one or more of our principal customers or the cancellation or deferral of purchases of our products by one of these customers could cause our revenue to decline materially if we are unable to increase our revenue from other customers.

We market and sell our network processor solutions worldwide. The percentages of our revenue by geographic area for the periods indicated were as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
North America	42%	34%	38%	30%	45%
EMEA	43	50	46	55	45
Asia Pacific	15	16	16	15	10
	100%	100%	100%	100%	100%

We attribute revenue to the geographic area where the customer, or its business unit that makes the purchase, is based.

As we expand our operations, part of our strategy is to increase the percentage of revenue contributed by sales to Asia Pacific.

Our payment terms with customers generally range from net 30 to net 90 days. As of December 31, 2008, and 2009 days sales outstanding were 72 and 53, respectively, computed annually. Historically, we have not had any material write-offs for bad debts and we have a provision for doubtful accounts in the amount of $45 thousand, $57 thousand and $6 thousand as of December 31, 2008 and 2009 and March 31, 2010, respectively. As of March 31, 2010, days sales outstanding were 65, calculated on a quarterly basis.

Cost of Revenue and Gross Margin.  Cost of revenue consists primarily of the cost of silicon wafers purchased from our foundry supplier, Taiwan Semiconductor Manufacturing Company, Ltd., or TSMC, or the cost of good dies from our second silicon supplier, Texas Instruments Incorporated, or TI, as well as costs associated with the assembly and test of our solutions by Advanced Semiconductor Engineering, Inc., or ASE, royalties due to third party intellectual property providers, and related costs of personnel associated with production management and quality assurance. We currently purchase our wafers, good dies and assembly and test services from TSMC, TI and ASE on a fixed price basis, typically pursuant to an annual contract. Because we do not have long-term pricing agreements with TSMC, TI and ASE, our devices cost and services are subject to price fluctuations based on the cyclical demand for semiconductors. Cost of revenue also includes amortized costs related to certain acquired technologies. In addition, we incur costs for the fabrication of masks used by one of our contract manufacturers to manufacture wafers that incorporate our products. During the year ended December 31, 2009, we purchased fabrication masks in the amount of $0.7 million. We generally depreciate fabrication masks over their estimated expected useful life and include them in cost of revenue. The balance of these fabrication masks at December 31, 2009 and March 31, 2010 was $0.7 million and $0.6 million, respectively.

We purchase our inventory pursuant to standard purchase orders. Because lead times at our manufacturing subcontractors are about three to five months, we may build inventory based on our estimate of future forecasts rather than customers’ orders. In addition, as customers are increasingly looking for opportunities to reduce their lead times, we may be required to increase our inventory to meet customer demand.

We expect our cost of revenue to increase in absolute dollars. The increase in absolute dollars is expected to result from an increase in sales volumes of our network processor solutions. Since we began shipping our solutions through December 31, 2009, our gross margin did not fluctuate significantly. Our gross margin declined in the first quarter of 2010 primarily as a result of a decrease in average selling prices due to higher sales volumes and growth in sales of our WinPath2 products, which have relatively lower gross margins, and an increase in amortization costs due to our determination that we will use one of the sets of fabrication masks for a shorter period. We expect the impact of these factors on our gross margin to continue in future periods. Gross margin in the first quarter of 2010 was also adversely impacted by increased personal costs due to an overlap between transitioning employees and payment of expediting fees to ensure timely delivery of products.

Research and Development.  Our research and development expenses consist primarily of compensation and associated costs of employees engaged in research and development and to a lesser extent, computer-aided design software tools, contractors’ costs, reference design development costs, test development and qualification costs, occupancy costs and depreciation and amortization expense. Beginning in 2006, research and developments expenses also include stock-based compensation under FASB’s Accounting Standards Codification Topic 718, “Compensation — Stock Compensation”, or ASC Topic 718.

As of March 31, 2010, we had 105 employees and ten subcontractors engaged in research and development. All research and development expenses are expensed as incurred. We expect these costs to increase in absolute dollars as a result of an increase in personnel to support our product development activities.

Selling and Marketing.  Selling and marketing expenses consist primarily of compensation and associated costs for personnel engaged in sales and marketing and customer service and technical support, payments to third party sales representatives and marketing consultants, and expenses for promotions, trade shows and travel. Beginning in 2006, selling and marketing expenses also include stock-based compensation under ASC Topic 718. We expect that these expenses will increase in absolute dollars in future periods as we increase the number of sales and marketing professionals and expand our marketing activities. As a percentage of revenue, our selling and marketing expense may vary as our revenue changes over time.

General and Administrative.  General and administrative expenses consist primarily of compensation and associated costs for personnel engaged in finance, human resources and administrative activities, legal and accounting fees. Beginning in 2006, general and administrative expenses also include stock-based compensation under ASC Topic 718. We expect these expenses to increase significantly in absolute dollars as we hire additional personnel and incur additional costs related to the growth of our business as well as the costs associated with being a public company, including compliance under the Sarbanes-Oxley Act of 2002 and rules implemented by the SEC and the Nasdaq, as well as director and officer liability insurance.

Abandonment of Lease Agreement.  Abandonment of lease agreement expenses consist of net loss resulting from realization of guarantees, the write-off of all unamortized leasehold improvements related to the abandoned lease, legal expenses incurred and an accrual, based on management’s assessment for settlement of the claim and the counterclaim. For more information about our abandonment of the lease agreement, refer to “Legal Proceedings” below.

Financial Income (Expenses), Net.  Financial income (expenses), net consist of bank fees related to a line of credit facility and stock-based expenses related to warrants issued to a lender, offset by interest earned on cash and cash equivalents and short-term deposits balances. Fluctuations in exchange rates may also increase or decrease financial income (expenses). We terminated the line of credit in April 2010.

Taxes on Income.  We indirectly own all of our subsidiaries through our wholly-owned subsidiary, Wintegra Ltd., an Israeli company. The standard corporate tax rate for Israeli companies in 2007 was 29% of their taxable income. It declined to 27% in 2008, 26% in 2009, 25% in 2010 and is scheduled to gradually decline to 18% in 2016 and thereafter. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” or a “Beneficiary Enterprise” designated as set forth under the Investment Law may be considerably less. The facilities of our subsidiary in Israel qualify for

“Approved Enterprise” or “Beneficiary Enterprise” status under the Investment Law. Accordingly, income attributed to the “Approved Enterprise” or “Beneficiary Enterprise” is tax exempt for a period of two years commencing as of the first year in which Wintegra Ltd. has taxable income and is subject to a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years, depending on the percentage of foreign investment in the company. To date, our Israeli subsidiary has not paid any taxes. The benefit period will commence when Wintegra Ltd. realizes taxable income after full utilization of its accumulated carryforward losses of approximately $8.8 million as of December 31, 2009. Taxes on income related to our activities in the U.S. and in Wintegra Ltd.’s subsidiaries in Canada and the UK, which relate primarily to marketing and technical support, were insignificant to date. Income recognized in connection with these activities is subject to the regular tax rates applicable in each jurisdiction.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and the results of operations are based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, inventories, long-lived assets and accounting for stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies are set forth below.

The following accounting policies require our most difficult, subjective and complex judgment, resulting from the need to make estimates about the effect of matters that are inherently uncertain:

•	Revenue recognition;
•	Allowance for doubtful accounts;
•	Inventory valuations;
•	Deferred taxes;
•	Long-lived assets; and
•	Accounting for stock-based compensation.

Revenue Recognition

We recognize revenue from sales of our network processor solutions in accordance with FASB’s Accounting Standards Codification Topic 605, “Revenue Recognition”, or ASC Topic 605, and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”, or SAB 104, which requires that four basic criteria be met before revenue can be recognized:

(1)	Persuasive evidence of an arrangement exists;
(2)	Delivery has occurred and title has passed to our customer;
(3)	The fee is fixed and determinable and no further obligation exists; and
(4)	Collectibility is reasonably assured.

We consider that a customer has taken title and assumed the risks and rewards of ownership of our network processor solutions when they are shipped to the customer. We have no further obligations to the customer after delivery is made. We determine whether collectibility is probable on a case-by-case basis. When assessing probability of collection, we consider the number of years the customer has been in business, its financial condition and the history of collection.

Revenue from sales of software tools and maintenance, which are sold separately from the other products, are recognized in accordance with FASB’s Accounting Standards Codification Topic 985-605, “Software Revenue Recognition”, or ASC Topic 985-605. We use the “residual method” when vendor specific objective evidence (“VSOE”) of fair value only exists for the maintenance. We recognize revenue from service revenue when services are performed. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Allowance for Doubtful Accounts

We estimate the allowance for doubtful accounts based on an assessment of the collectability of each specific customer account. If we determine that a specific customer is unable to meet its financial obligations, we provide a specific allowance for credit losses to reduce the net recognized receivable to the amount we reasonably believe will be collected. Probability of collection is assessed on a customer-by-customer basis and our historical experience with each customer. Customers are subject to an ongoing credit review process that evaluates the customers’ financial positions. We review and update our estimates for allowance for doubtful accounts on a quarterly basis. Our allowance for doubtful accounts totaled approximately $45 thousand and $57 thousand at December 31, 2008 and 2009, respectively. Our bad debt expense totaled approximately $0, $45 thousand, $12 thousand, $7 thousand and $(51) thousand for the years ended December 31, 2007, 2008 and 2009 and for the three-month periods ended March 31, 2009 and 2010, respectively.

Deferred Taxes

We account for income taxes in accordance with ASC Topic 740, “Income Taxes”, which prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. In assessing the need for a valuation allowance, we consider historical levels of income, projections of future income, expectations and risks associated with estimates of future taxable income and ongoing prudent and practical tax planning strategies. To the extent that we believe it is more likely than not that some portion of our deferred tax assets will not be realized, we would increase the valuation allowance against the deferred tax assets. Realization of our deferred tax assets is dependent primarily upon future U.S. and Israeli taxable income. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require possible material adjustments to these deferred tax assets in the period when such determinations are made. As of December 31, 2008 and 2009 and March 31, 2010, we recorded a full valuation allowance against our net deferred tax assets. Based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of these deferred tax assets in the foreseeable future.

Long-lived Assets

We are required to assess the impairment of tangible and intangible long-lived assets subject to depreciation or amortization under FASB’s Accounting Standards Codification Topic 360, “Property, Plant and Equipment,” or ASC Topic 360, on a periodic basis when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business and significant negative industry or economic trends.

Upon determination that the carrying value of an asset to be held and used may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to depreciation or amortization. No impairment charges were recognized during 2007, 2008, 2009 and the first quarter of 2010.

Depreciation and amortization expenses related to purchase of tangible and intangible long-lived assets are based on the estimates of economic useful lives as determined at the purchase date and are revisited at each reporting period. The accuracy of these estimates directly affects the amount of depreciation and amortization expense. If future events indicate that the estimated lives are no longer appropriate, depreciation and amortization expense will be recalculated prospectively from the date of such determination based on the new estimates of useful lives.

Inventory Valuations

We value our inventories at the lower of cost or estimated market value. We estimate market value based on our current pricing, market conditions and specific customer information. We write down inventory for slow-moving items or technological obsolescence. We also assess our inventories for obsolescence based upon assumptions about future demand and market conditions. Once inventory is written down, a new cost basis for these assets is established for future periods. To date, no significant inventory reserves were recorded.

Accounting for Stock-Based Compensation

Through December 31, 2005, we elected to account for share-based compensation in accordance with the intrinsic value method described in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB 25, and related interpretations rather than adopting the fair value method provided under ASC Topic 718. Under this method, we generally did not recognize any compensation expense for share options we granted to our employees where the exercise price equals the fair market value of the shares on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed.

Effective January 1, 2006, we adopted ASC Topic 718, which requires that we measure compensation expense for all share-based payment awards made to employees and directors, including employee share options, based on estimated fair values and recognize that expense over the required service period.

We adopted ASC Topic 718 using the modified prospective transition method. Under this method, ASC Topic 718 is applied to new awards and to awards modified, repurchased or cancelled after January 1, 2006. Compensation cost previously recorded under APB 25 for unvested options will continue to be recognized as the required services are rendered. Accordingly, for the years ended December 31, 2007, 2008 and 2009 and for the three-month period ended March 31, 2009, share-based compensation expense includes compensation costs related to estimated fair values of awards granted after the date of adoption of ASC Topic 718 and compensation costs related to unvested awards at the date of adoption of ASC Topic 718 based on the intrinsic values as previously recorded under APB 25.

We use the straight-line method for expense attribution, which results in equal amortization over the vesting period of the options.

Upon adoption of ASC Topic 718, we were required to estimate the number of outstanding options that are not expected to vest. In subsequent periods, if actual forfeitures differ from these estimates, we will revise our estimates. No compensation cost is recognized for options that do not vest.

We estimated the fair value of options granted after January 1, 2006 using the Binomial option valuation model. This valuation model requires us to make assumptions and judgments about the variables used in the calculation. These variables and assumptions include the weighted average period of time that the options granted are expected to be outstanding, the volatility of our shares of common stock, the risk-free interest rate and the estimated rate of forfeitures of unvested share options. If actual results differ from our forfeitures estimates, we will record the difference as a cumulative adjustment in the period we revise our estimates. Since our shares of common stock have not been actively traded in the past, we estimated our shares of common stock’s volatility based on an average of the historical volatilities of a peer group in the industry in which the company does business. We intend to continue to use this same peer group until a sufficient amount of historical information regarding our share price becomes available. The computation of the suboptimal exercise multiple and the forfeiture rate is based on the employees expected exercise and on prior to and post vesting termination behavior. The risk-free rate is based on U.S. Treasury securities with maturities similar to the expected terms of the respective options. We estimated expected forfeitures based on our historical experience.

At each option grant date, our board of directors and management determined the deemed fair value of our common stock. Because there has been no public market for our common stock, this determination is necessarily subjective. The board of directors has considered a number of factors, including:

•	The issuance price of our series A, B, C, D and E preferred stock to third parties;
•	The selling price of our shares of common stock to a third party;
•	The liquidation preference and other rights of the preferred stock;
•	Significant events in our history including the securing of design wins as well as our overall financial performance;
•	The probability of an initial public offering, business combination or continuing operation as a private company; and
•	Trends in the market for public companies involved in similar lines of business.

We have reviewed the methodologies used in making these determinations in light of the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the practice aid. Management and the board of directors took into consideration the market and income approaches to valuation as set forth in the practice aid. We believe that the valuation methodologies that we have used are consistent with the practice aid.

During the 12-month period prior to this offering, we granted share options with the following exercise prices:

Date of Grant	Number of Options Granted	Exercise Price Per Share	Fair Value Per Share
April 8, 2010	62,500	$7.34	$7.34
December 29, 2009	600,350	4.00	4.28

In connection with the preparation of our financial statements for the year ended December 31, 2008, we assessed the valuation of our common stock as of the option grant date based on the price of our common stock in a transaction between certain officers and employees and a third party. The board’s valuation in 2008 was informed by this third party transaction, whereby Tenaya Capital acquired 621,325 shares of common stock at a price of $5.00 per share directly from certain of our officers and employees. We issued to Tenaya Capital an aggregate of 416,666 shares of Series E preferred stock at a price of $6.00 per share, for an aggregate investment of $2.5 million. In connection with the preparation of our financial statements for the years ended December 31, 2007 and 2009, we assessed the valuations of our common stock as of the option grant dates and engaged Empire Valuation Consultants, LLC, an independent valuation consulting firm.

Management also assessed its estimate of the fair value for financial reporting purposes of its common stock based on the subjective factors mentioned above, the various approaches to valuation set forth in the practice aid, the independent valuation studies and an assessment of market considerations, including the overall economic marketplace, factors affecting our industry as well as the likelihood of an initial public offering, the uncertainties inherent in an initial public offering and the enterprise value of our company.

The valuation methodologies employed in connection with our 2007, 2009 and April 2010 independent valuation studies were based upon various generally accepted valuation methods but relied primarily on the discounted cash flow model. Determining the fair value of our common stock involves complex and subjective judgments involving estimates of revenue, earnings, assumed market growth rates and estimated costs as well as appropriate discount rates. At the time of each valuation, the significant estimates used in the income approach included estimates of our revenue for 2010 and revenue growth rates for the following years.

Under the discounted cash flow model, our independent valuation consultants based their analysis on our projected cash flows over a five-year period, adjusted to reflect their assumptions about changes in the operating environment for our business over the applicable period. In these calculations, our independent valuation consultants estimated our terminal growth rate to be within the range of 3% to 4% per annum. In addition, in employing the discounted cash flow model, our independent valuation consultants discounted our projected revenue, costs, capital expenditures and other cash flows to a current present value using a weighted average cost of capital of a range between 19% and 21%.

Management did not engage independent valuation consultants to conduct additional valuations for grants made between our valuation in 2007, the transaction with the third party in 2008 and our 2009 valuation. The reason for this was primarily that our financial performance historically did not fluctuate significantly on a quarterly basis within a particular year.

Results of Operations

The following table sets forth our statements of operations as a percentage of revenue for the periods indicated:

	Year Ended December 31,						Three Months Ended March 31,
	2007		2008		2009		2009		2010
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
Revenue	$29,465	100%	$30,171	100%	$28,578	100%	$6,324	100%	$12,098	100%
Cost of revenue	6,331	21	6,414	21	6,384	22	1,342	21	3,592	30
Gross profit	23,134	79	23,757	79	22,194	78	4,982	79	8,506	70
Operating costs:
Research and development	14,430	49	17,711	59	15,522	55	3,814	61	4,535	38
Selling and marketing	5,901	20	7,330	24	6,420	22	1,611	25	1,914	16
General and administrative	2,024	7	2,568	9	1,472	5	409	6	387	3
Abandonment of lease agreement	—	—	—	—	643	2	—	—	—	—
Total operating cost and expenses	22,355	76	27,609	92	24,057	84	5,834	92	6,836	57
Operating income (loss)	779	3	(3,852)	(13)	(1,863)	(6)	(852)	(13)	1,670	13
Financial income (expenses), net	471	1	133	—	(144)	(1)	(90)	(1)	(49)	—
Net income (loss)	$1,250	4%	$(3,719)	(13)%	$(2,007)	(7)%	$(942)	(14)%	$1,621	13%

Comparison of Three Months Ended March 31, 2010 to Three Months Ended March 31, 2009

Revenue.  Revenue was $12.1 million for the three months ended March 31, 2010 compared to $6.3 million for the three months ended March 31, 2009, representing an increase $5.8 million, or 92%. This substantial increase in revenue resulted primarily from an increase of $5.1 million in sales to the mobile backhaul market.

Cost of Revenue and Gross Margin.  Gross profit was $8.5 million for the three months ended March 31, 2010 compared to $5.0 million for the three months ended March 31, 2009, representing an increase of 71%. The increase in gross profit was the result of a substantial increase in revenue. Gross margin decreased from 79% in the first quarter of 2009 to 70% in the first quarter of 2010. Our gross margin declined in the first quarter of 2010 primarily as a result of a decrease in average selling prices due to higher sales volumes and growth in sales of our WinPath2 products, which have relatively lower gross margins, and an increase in amortization costs due to our determination that we will use one of the sets of fabrication masks for a shorter period. Gross margin was also adversely impacted in this particular quarter by increased personnel costs due to an overlap between transitioning employees and payment of expediting fees to ensure timely delivery of products.

Research and Development.  Research and development expenses were $4.5 million for the three months ended March 31, 2010 compared to $3.8 million for the three months ended March 31, 2009, representing an increase of 19%. The increase of $0.7 million is attributable primarily to an increase in compensation expenses and in usage of development tools. Compensation expenses increased by $0.3 million, of which $0.2 million relates to exchange rate changes between the U.S. dollar and the NIS, and $0.1 million relates to an increase in personnel and salaries. An increase of $0.1 million relates to an increased usage of development tools.

Selling and Marketing.  Selling and marketing expenses were $1.9 million for the three months ended March 31, 2010 compared to $1.6 million for the three months ended March 31, 2009, representing an increase of 19%. The increase primarily was attributable to an increase of approximately $0.1 million in compensation expenses relating to salaries and benefits and an increase of approximately $0.1 million in commissions to sales representatives in connection with the increase in revenue.

General and Administrative.  General and administrative expenses were $0.4 million for each of the three months ended March 31, 2010 and 2009.

Financial Expenses, net.  Financial expenses, net, were $49 thousand for the three months ended March 31, 2010 compared to $90 thousand for the three months ended March 31, 2009, representing an insignificant change.

Comparison of Year Ended December 31, 2009 to Year Ended December 31, 2008

Revenue.  Revenue was $28.6 million for the year ended December 31, 2009 compared to $30.2 million for the year ended December 31, 2008, representing a decrease of 5.3%. This decrease in revenue resulted from a decrease of $6.5 million attributable to sales for wireline broadband, a decrease of $0.3 million attributable to sales to 3G and 4G base stations and RNCs, partially offset by an increase of $5.1 million in sales for mobile backhaul.

Cost of Revenue and Gross Margin.  Gross profit was $22.2 million for the year ended December 31, 2009 compared to $23.8 million for the year ended December 31, 2008, representing a decrease of 6.6%. The decrease in gross profit was the result of a decrease in revenue. Gross margin decreased from 79% to 78% for these periods as a result of a decline in average selling prices, offset by a decline in per unit manufacturing costs coming from wafer, assembly and test cost reductions and efficiency improvements.

Research and Development.  Research and development expenses were $15.5 million for the year ended December 31, 2009, including $1.2 million of stock-based compensation, compared to $17.7 million for the year ended December 31, 2008, including $1.0 million of stock-based compensation, representing a decrease of 12.4%. A decrease of approximately $1.5 million relates to a reduction in work force which took effect in November 2008 and salary reductions which took effect beginning January 2009. A decrease of approximately $1.1 million relates to an increase in the U.S. dollar exchange rate against the NIS.

Selling and Marketing.  Selling and marketing expenses were $6.4 million for the year ended December 31, 2009, including $0.5 million of stock-based compensation, compared to $7.3 million for the year ended December 31, 2008, including $0.4 million of stock-based compensation, representing a decrease of 12.4%. The decrease was primarily attributable to a decrease of approximately $0.4 million in compensation expenses relating to salary reductions and reductions in work force, and a decrease of approximately $0.3 million in commissions to sales representatives.

General and Administrative.  General and administrative expenses were $1.5 million for the year ended December 31, 2009, including $0.4 million of stock-based compensation, compared to $2.6 million for the year ended December 31, 2008, including $0.9 million of stock-based compensation, representing a decrease of 43%. The decrease of $0.5 million in stock-based compensation relates mainly to a repricing of options in 2008, which resulted in additional stock-based compensation in that year in the amount of $0.4 million. A decrease of $0.3 million primarily was attributable to a decrease in compensation expenses associated with salary reductions, reductions in work force and lower consultants cost in 2009.

Abandonment of Lease Agreement.  Abandonment of lease agreement expenses were $0.6 million for the year ended December 31, 2009 compared to $0 for the year ended December 31, 2008. These expenses consist of a net loss resulting from realization of guarantees in the amount of $0.3 million, write-off of all unamortized leasehold improvements related to the lease in the amount of $0.2 million, legal expenses incurred and an accrual in the amount of $0.1 million, based on management’s assessment for settlement of the claim and the counterclaim. For more information about our abandonment of the lease agreement, refer to “Legal Proceedings” below.

Financial Income (Expense), net.  Financial expenses, net were $0.1 million for the year ended December 31, 2009 and financial income, net were $0.1 million for the year ended December 31, 2008. The financial expenses in 2009 were primarily a result of the bank fees and expenses related to warrants granted to a lender as part of a line of credit agreement we entered into in February 2009, partially offset by interest earned on our cash, cash equivalents and short-term deposits.

Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007

Revenue.  Revenue were $30.2 million for the year ended December 31, 2008 compared to $29.5 million for the year ended December 31, 2007, representing an increase of 2.4%. This increase in revenue resulted from an increase of $4.0 million in sales for mobile backhaul, an increase of $2.3 million attributable to sales to 3G and 4G base stations and RNCs, partially offset by a decrease of $5.6 million attributable to sales for wireline broadband. Average selling prices remained substantially the same in 2008 and 2007. Gross margins remained substantially the same from 2007 to 2008.

Cost of Revenue and Gross Margin.  Gross profit was $23.8 million for the year ended December 31, 2008 compared to $23.1 million for the year ended December 31, 2007, representing an increase of 3%. The increase in gross profit was the result of an increase in revenue. Gross margin remained relatively constant in both years at a level of 79%.

Research and Development.  Research and development expenses were $17.7 million for the year ended December 31, 2008, including $1.0 million of stock-based compensation, compared to $14.4 million for the year ended December 31, 2007, including $0.6 million of stock-based compensation, representing an increase of 22.7%. The increase primarily was attributable to an increase of approximately $1.0 million in compensation expenses associated with an increase in research and development personnel and $1.4 million attributable to changes in the U.S. dollar exchange rate versus the NIS. The increase in stock-based compensation of $0.4 million is mainly attributable to the repricing of options during 2008, which resulted in additional stock-based compensation in that year.

Selling and Marketing.  Selling and marketing expenses were $7.3 million for the year ended December 31, 2008, including $0.4 million of stock-based compensation compared to $5.9 million for the year ended December 31, 2007, including $0.2 million of stock-based compensation, representing an increase of 24.2%. An increase of $0.8 million was attributable to compensation expenses associated with an increase in sales and marketing personnel.

General and Administrative.  General and administrative expenses increased to $2.6 million for the year ended December 31, 2008, including $0.9 million of stock-based compensation, compared to $2.0 million for the year ended December 31, 2007, including $0.6 million of stock-based compensation, representing an increase of 26.9%. The increase was attributable primarily to an increase in stock-based compensation in the amount of $0.4 million related to the repricing of options in 2008.

Financial Income (Expense), net.  Financial income, net was $0.1 million for the year ended December 31, 2008 and $0.5 million for the year ended December 31, 2007. The financial income, net decreased primarily due to the decrease in interest earned on our cash, cash equivalents and short-term deposits during 2008.

Quarterly Results of Operations

The following tables present our unaudited quarterly consolidated results of operations for the nine quarters in the period ended March 31, 2010. You should read the following tables in conjunction with the consolidated financial statements and the related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three Months Ended
	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010
	(in thousands)
Revenue	$8,118	$8,155	$7,956	$5,942	$6,324	$6,657	$7,088	$8,509	$12,098
Cost of revenue	1,663	1,693	1,726	1,332	1,342	1,390	1,623	2,029	3,592
Gross profit	6,455	6,462	6,230	4,610	4,982	5,267	5,465	6,480	8,506
Operating costs and expenses:
Research and development	4,273	4,894	4,824	3,720	3,814	3,744	3,656	4,308	4,535
Selling and marketing	1,928	1,925	1,755	1,722	1,611	1,578	1,539	1,692	1,914
General and administrative	590	595	581	802	409	394	347	322	387
Abandonment of lease agreement	—	—	—	—	—	—	525	118	—
Total operating expenses	6,791	7,414	7,160	6,244	5,834	5,716	6,067	6,440	6,836
Operating income (loss)	(336)	(952)	(930)	(1,634)	(852)	(449)	(602)	40	1,670
Financial income (expense), net	(67)	(46)	44	202	(90)	4	(40)	(18)	(49)
Net income (loss)	$(403)	$(998)	$(886)	$(1,432)	$(942)	$(445)	$(642)	$22	$1,621
Other Data:
Adjusted net income (loss)(1):	$83	$(505)	$(390)	$(517)	$(371)	$160	$446	$634	$2,162

(1)	The following table reconciles net income (loss) to adjusted net income (loss) for the periods presented and is unaudited:

Net income (loss)	$(403)	$(998)	$(886)	$(1,432)	$(942)	$(445)	$(642)	$22	$1,621
Stock-based compensation	486	493	496	915	545	525	483	467	514
Expenses related to warrants to a lender	—	—	—	—	26	80	80	27	27
Abandonment of lease agreement	—	—	—	—	—	—	525	118	—
Adjusted net income (loss)	$83	$(505)	$(390)	$(517)	$(371)	$160	$446	$634	$2,162

Adjusted net income (loss) is used by management to measure our core operating performance, and we are presenting it as a supplemental, non-GAAP financial measure. Adjusted net income (loss) represents net income (loss) excluding non-cash stock-based compensation expense and expenses related to warrants, and expenses related to the abandonment of a lease agreement. We believe that adjusted net income (loss) provides useful information by excluding certain items that may not be representative of our core operating results or business outlook. In addition, we believe that adjusted net income (loss) facilitates operating performance comparisons from period to period, and from company to company, by eliminating the following potential differences. We eliminated the effect of non-cash stock-based compensation to address the disparate impact of non-cash stock-based compensation expense across companies, which varies depending on available valuation methodologies, the volatility of the expense (which depends on market forces outside of management’s control), and the subjectivity of the assumptions and the variety of award types that a company can use under the relevant accounting guidance. We eliminated the effect of non-cash expense related to warrants to address the different financing arrangements utilized across companies and the fact that our outstanding warrants will be exercised and converted into common stock upon the consummation of this offering. We eliminated the effect of the expense incurred in 2009 related to the abandonment of a lease agreement because it was related to a dispute with a landlord and we do not believe that such an expense is reasonably likely to recur within two years, nor was there a similar charge within the two years prior to 2009.

Adjusted net income (loss) is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income (loss), operating income (loss) or any other performance measures derived in accordance with GAAP and it should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted net income (loss) has limitations as an analytical tool, including the following: (i) non-cash stock-based compensation is and will remain a key element of our overall compensation program; and (ii) other companies in our industry may calculate adjusted net income (loss) differently than we do, limiting its usefulness as a comparative measure.

The following table sets forth our historical results, for the periods indicated, as a percentage of revenue.

	Three Months Ended
	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	20	21	22	22	21	21	23	24	30
Gross profit	80	79	78	78	79	79	77	76	70
Operating costs and expenses:
Research and development	53	60	61	63	61	56	52	51	38
Selling and marketing	24	24	22	29	25	24	22	20	16
General and administrative	7	7	7	13	6	6	5	4	3
Abandonment of lease agreement	—	—	—	—	—	—	7	1	—
Total operating expenses	84	91	90	105	92	86	86	76	57
Operating income (loss)	(4)	(12)	(12)	(27)	(13)	(7)	(9)	—	13
Financial income (expense), net	(1)	(1)	1	3	(1)	—	(1)	—	—
Net income (loss)	(5)%	(13)%	(11)%	(24)%	(14)%	(7)%	(10)%	—	13%

Our quarterly revenue fluctuated generally as a result of growth in revenue from our network processor solutions to the mobile backhaul and 3G and 4G base station and RNC markets, offset by a decrease in our revenue from the wireline broadband market. Through the fourth quarter of 2009, our gross margins remained relatively stable due to a decline in average selling prices, offset by a decline in per unit manufacturing costs coming from wafer, assembly and test cost reductions and efficiency improvements. In the first quarter of 2010, our gross margin declined as a result of a decrease in our average selling prices, change in product mix, mainly related to an increase in our revenue from sales of WinPath2 products, which have relatively lower gross margins, an increase in salaries and related expenses, an increase in costs associated with expediting the manufacturing of our products to respond to customer demands and an increase in depreciation of fabrication masks, due to our determination that we will use one of the sets of fabrication masks for a shorter period.

Operating expenses increased until 2008 primarily due to increases in overall headcount, and decreased in 2009 primarily due to a reduction in work force, salary reductions, and other cost cutting measures executed in 2009 to align our operating expenses with expected revenue. Operating expenses decreased as a percentage of revenue in the first quarter of 2010 due to a higher rate of increase in revenue than in operating expenses. As a result of the above factors, we achieved operating profitability and positive net income in the fourth quarter of 2009.

Our quarterly operating results may fluctuate based on a number of factors, including levels of capital spending in the communications equipment industry, timing of customer orders, our ability to secure sufficient manufacturing capacity and changes in our operating expenses.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private placements of our convertible preferred stock which have aggregated approximately $43.7 million. We incurred losses from operations since inception until the second quarter of 2005. We were profitable from the third quarter of

2005 until the third quarter of 2006, and incurred losses from the fourth quarter of 2006 until the third quarter of 2009. We regained profitability in the fourth quarter of 2009. We had an accumulated deficit of $34.2 million as of March 31, 2010. We experienced net losses of $2.0 million and $3.7 million for the years ended December 31, 2009 and 2008, respectively, and $1.3 million and $1.6 million of net income for the year ended December 31, 2007 and for the three months ended March 31, 2010, respectively. As of March 31, 2010, our principal source of liquidity consisted of cash and cash equivalents of $8.3 million and short-term deposits of $1.7 million. In February 2009, we entered into an agreement with a lender that provided us with a line of credit for general working capital requirements of up to $5.0 million until December 31, 2010, which we have not utilized through March 31, 2010. In April 2010, we terminated this line of credit.

Over the next 12 months, we expect cash flows from operating activities, along with the net proceeds from this offering, our existing cash and cash equivalents and short-term deposits to be sufficient to fund our operations, taking into account expected increases in research and development expenses, selling and marketing expenses and capital expenditures.

Operating Activities

Net cash used in our operating activities amounted to $0.9 million in the three months ended March 31, 2010, and was primarily attributable to an increase in our working capital requirements, specifically to increases in our trade receivables and inventories, related to an increase in revenue.

Net cash provided by our operating activities amounted to $1.4 million in 2009, and is mainly attributable to cost cutting measures taken by us at the end of 2008 and at the beginning of 2009, to align our operating expenses with our revenue level in 2009.

Net cash used in our operating activities amounted to $0.2 million in 2008, and is primarily related to the timing of payments to our vendors and by our customers, while our working capital remained stable and did not require significant cash resources.

Net cash provided by our operating activities amounted to $1.0 million in 2007, reflecting net income, which was partially offset by cash used in financing our working capital requirements, mainly derived from a decrease in trade payables of $0.7 million, a decrease of $0.4 million in employees and payroll accruals, a decrease of $0.4 million in accrued expenses and other liabilities and an increase of $0.7 million in trade receivables.

Investing Activities

Net cash used in investing activities amounted to $0.4 million in the three months ended March 31, 2010. Cash used in investing activity was primarily attributable to the acquisition of intangible assets.

Net cash used in our investing activities amounted to $3.1 million in 2008 and net cash provided by investing activities was $0.5 million in 2009 and $3.6 million in 2007. Net cash provided by investing activities in 2009 related primarily to proceeds from maturity of short-term deposits of $4.4 million, partially offset by investment in short-term deposits of $2.3 million, purchase of property and equipment of $1.2 million (mainly mask sets in the amount of $0.7 million) and acquisition of intangible assets of $0.4 million. Net cash used in investing activities in 2008 related primarily to investment in short-term deposits of $6.9 million, purchase of property and equipment of $0.3 million and acquisition of intangible assets of $1.4 million (mainly relating to acquisition of IP for WinPath3), partially offset by proceeds from maturity of short-term deposits of $5.5 million. Net cash provided by investing activities in 2007 related primarily to proceeds from maturity of short-term deposits of $10.5 million, partially offset by investment in short-term deposits of $5.7 million, purchase of property and equipment of $0.3 million and acquisition of intangible assets of $0.9 million.

Financing Activities

Our financing activities were insignificant in the first quarter of 2010, in 2009 and in 2007.

Our financing activities provided $2.6 million in 2008, primarily attributable to net proceeds from the issuance of shares of Series E preferred stock of $2.4 million.

In February 2009, we signed a loan agreement, which was extended until December 31, 2010 in December 2009, with a lender for a credit line in an aggregate amount of $5.0 million, which we have not utilized to date. In April 2010, we terminated this line of credit.

We granted the lender warrants to purchase shares of our Series E preferred stock that we anticipate will be exercised prior to our initial public offering for a total of 66,667 shares of our common stock at an exercise price of $6.00 per share. For further information regarding these warrants, and regarding additional warrants issued in connection with loan agreements which were terminated during 2006, also see Note 8(d) to our consolidated financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2009 and March 31, 2010, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Commitments

The following table summarizes our contractual obligations at December 31, 2009 and the effect those obligations are expected to have on our liquidity and cash flow in future periods:

	Payment Due by Period
	Total	Less than 1 year	1 to 3 years	After 3 years
	(in thousands)
Operating leases	$1,379	$780	$599	$—
Other obligations	—	—	—	66
Total	$1,379	$780	$599	$66

Cash capital expenditures were insignificant in the first quarter of 2010, $1.2 million in 2009, and $0.3 million in 2008 and in 2007. These expenditures primarily consisted of computers and test and laboratory equipment in 2008 and 2007, and also included fabrication mask sets in 2009. We anticipate that further capital expenditures will be required to support anticipated future growth. We had no material commitments for capital expenditures at March 31, 2010, but we expect these expenditures to increase over the next 12 months for mask sets, licenses of third party technologies and purchase of computers and test and laboratory equipment. We expect to incur additional expenses related to research and development to develop new solutions and improve the functionality or performance of our products, and we expect to incur additional expenses related to selling and marketing related to the expansion of our sales force and our marketing activities.

We typically provide our customers with a 90-day limited warranty under which our products shall conform to the applicable specifications. In addition, we also provide warranties to certain customers for periods ranging from 12 to 36 months. Historically, we have not incurred significant costs related to our warranty and therefore do not currently have any material provision for such costs.

Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased interest expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Recent Accounting Pronouncements

In June 2009, the FASB issued what has been codified in ASC Topic 105 “Generally Accepted Accounting Principles” (formerly known as SFAS No. 168, the FASB Accounting Standards Codification and Hierarchy of GAAP — a replacement of SFAS 162). The Financial Accounting Standards Board

(FASB) Accounting Standards CodificationTM(Codification) became the single source of authoritative US GAAP. The Codification did not create any new GAAP standards but incorporated existing accounting and reporting standards into a new topical structure with a new referencing system to identify authoritative accounting standards, replacing the prior references to Statement of Financial Accounting Standards (SFAS), Emerging Issues Task Force (EITF) consensuses, FASB Staff Positions (FSP), etc. Authoritative standards included in the Codification are designated by their Accounting Standards Codification (ASC) topical reference, and new standards will be designated as Accounting Standards Updates (ASU), with a year and assigned sequence number. The adoption of the Codification did not have a material impact on the Company’s consolidated financial statements and notes thereto. We have appropriately updated our disclosures with the appropriate Codification references for the year ended December 31, 2009. In addition, there have been no ASUs issued that have not yet been adopted by us, which will have a material effect on our future financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

All of our revenue are generated in U.S. dollars. However, a portion of our subsidiaries’ costs is currently paid in their local currency. As a result, a devaluation of the U.S. dollar relative to the subsidiaries’ local currencies could reduce our profitability.

From time to time, we attempt to limit our exposure resulting from assets, liabilities and payroll expenses that are denominated in New Israeli Shekels (NIS) through forward contracts or option contracts. We monitor foreign exchange rates and trends periodically to measure the effectiveness of our foreign currency hedging. To partially protect us against an increase in value of forecasted foreign currency cash flows resulting from salaries denominated in NIS, in 2008 we instituted a foreign currency cash flow hedging program. The option and forward contracts that we use are designated as cash flow hedges, as defined by ASC Topic 815, “Derivatives and Hedging,” and are all effective as hedges of these expenses. For more information about our hedging activity, see Note 2(g) to our consolidated financial statements for the period ended December 31, 2009. As of December 31, 2009, we had no outstanding forward or option contracts. As of March 31, 2010, we had outstanding option contracts in the notional amount of $1.5 million. These transactions were for a period of up to three months. The fair value of the above mentioned foreign currency derivative contracts was immaterial as of March 31, 2010. We also hold a portion of our cash and cash equivalents, and our short-term deposits, in NIS denominated accounts.

In the future, if we believe our foreign currency exposure has increased, we may consider entering into additional hedging transactions to help mitigate that risk.

Interest Rate Sensitivity

We had cash and cash equivalents totaling $8.3 million and short-term deposits totaling $1.7 million at March 31, 2010. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we do not believe that changes in interest rates will have a material impact on our financial position and results of operations and, therefore, we believe that a sensitivity analysis would not be material to investors. However, declines in interest rates will reduce future investment income. In February 2009, we entered into a line of credit agreement with a lender, for a credit line in an aggregate amount of $5.0 million. In December 2009, we extended the line of credit agreement to December 31, 2010. We have not utilized the credit line to date, and we terminated the line of credit agreement on April 26, 2010.

BUSINESS

We are a leading provider of highly integrated network processors optimized for mobile backhaul, 3G and 4G wireless and wireline broadband networks. Our high performance, comprehensive solutions integrate our proprietary processor architecture and networking software into a single semiconductor device to provide system-level intelligence to communications infrastructure original equipment manufacturers, or OEMs. Our solutions provide control and data path processing, which offers our customers compelling benefits in processing speed while reducing power consumption, footprint, system complexity and cost. Our solutions also reduce the need for costly external companion chips to provide additional functionality.

Our customers use our network processor solutions to rapidly bring to market feature-rich products that not only meet existing network requirements, but also support the migration of existing networks to Internet Protocol, or IP. By integrating processing requirements and multiple IP and legacy interfaces, our network processors deliver a complete system solution that offers enhanced functionality, flexibility and interoperability with existing communication platforms.

We are a fabless semiconductor company that was founded in 2000 and shipped our first product in 2001. Our network processors are used in communications system infrastructure, such as cell-site routers and other mobile backhaul equipment, 3G and 4G wireless base stations and radio network controllers, or RNCs, and wireline broadband access equipment. By supporting over 60 communications protocols, our solutions address the requirements of traditional and emerging network technologies, including IP, and can be deployed across multiple end-markets in wireless and wireline networks. Our solutions have been designed into equipment for many leading communications infrastructure OEMs, such as Alcatel-Lucent, Alvarion, Cisco, Datang, ECI, Ericsson, Huawei, Interphase, Motorola, New Postcom, Potevio, RAD, Tellabs and ZTE. Currently our solutions are utilized in networks worldwide by major communications service providers, including AT&T, Bell Canada, British Telecom, China Mobile, China Telecom, China Unicom, Chunghwa Telecom, Cox, Deutsche Telekom, France Telecom, KDDI, Korea Telecom, NTT Docomo, Orange, Sprint, Telecom Italia, Telefonica, Verizon and Vodafone. We generated $28.6 million in revenue in 2009, and for the first quarter of 2010 our revenue grew to $12.1 million from $6.3 million in the first quarter of 2009, an increase of 92%. We experienced a net loss of $2.0 million and $0.9 million for the year ended December 31, 2009 and for the first quarter of 2009, respectively, and net income of $1.6 million for the first quarter of 2010.

Industry Background

Mobile Data and Video Trends in the Communications Industry

The communications market is rapidly changing and incumbent service providers are facing significant challenges to their businesses. Competition from new entrants and operators in adjacent industries is increasing and has resulted in pressure on communications service providers to offer both wireless and wireline services. New wireless devices, as well as new content and applications, particularly video, are enabling new usage patterns and forcing service providers to seek new network technologies to manage traffic more efficiently and deploy next generation services quickly.

Consumers are demanding access to fast, personalized, content-rich, easy-to-use communications applications on their mobile devices. According to a report by the Cisco Visual Networking Index, global mobile data traffic is expected to double every year through 2014, increasing 39 times between 2009 and 2014. Mobile data traffic will grow at a compound annual growth rate of 108% between 2009 and 2014, reaching 3.6 exabytes per month by 2014. This growth is being driven in large part by the global proliferation of data-intensive wireless devices, such as smartphones, laptops, netbooks, e-readers and mobile gaming devices, that enable consumers to access content at increasing data rates. According to a report published by Gartner Research, the number of smartphones is expected to grow at a compound annual rate of 38% from 180 million units in 2009 to 647 million units in 2013.

The proliferation of IP-based video, including user-generated video, IPTV, streaming web video, video conferencing and mobile video, enabled by 3G, the advent of 4G (LTE and WiMax) wireless networks and wireline broadband networks, has further accelerated the growth in network traffic and placed significant strains on existing communications networks. In addition to the larger file sizes associated with video content, the consumption of digital video requires additional bandwidth to ensure satisfactory quality of service, as video is more susceptible to jitter or delay than other types of data traffic.

The increase in mobile data traffic has strained the existing mobile network infrastructure, which was designed to handle voice traffic. The development of converged services including voice, video and broadband data, has highlighted the capacity and performance constraints of existing carrier networks. Competition among service providers to provide the most comprehensive array of services at a low price point to all consumers in a region has resulted in networks comprised of numerous disparate technologies. This patchwork of technologies has created increasingly complex networks with multiple protocols and bottlenecks. As a result, service providers are seeking solutions that improve profitability by utilizing scalable, low-cost, high-bandwidth mobile network architectures as they transition their infrastructures from legacy networks optimized for voice to IP networks that are far better equipped to handle the demands for mobile data transmission.

Trends in Networking

As voice, video and data traffic travels over communications networks, it typically passes through the core and access networks before arriving at the customer premise, or destination. The core network is the part of the network that is responsible for transporting large volumes of traffic between and within cities. The access network is located between the core network and the customer premise and is integral to the implementation of network services and to the creation of new services. Over the last decade, the growing demand for diverse multimedia services delivered to consumers’ mobile devices has prompted service providers to make significant capacity investments in the core network, which has been upgraded to a predominantly IP-based infrastructure in combination with Multi-Protocol Label Switching, or MPLS, infrastructure to support increasing traffic demands.

Mobile network infrastructure connects wireless users to the core network mentioned above, but its access to the core network is through the mobile backhaul network. Service providers have begun to spend a greater portion of their capital budgets on their mobile backhaul networks, which are integral to the delivery of existing services and to the creation of new services demanded by consumers. In order to complement the investments previously made in the core network and to combine voice, video and data over a common network, service providers are increasingly seeking to upgrade mobile backhaul networks to IP standards. The use of IP as a transport technology in the mobile network infrastructure is growing as service providers have gained confidence in the ability of IP to handle the complex latency and timing requirements of the mobile network infrastructure.

The following is a graphical representation of network infrastructure. Our products have been designed into customer equipment marked by a shaded circle below.

Communications infrastructure OEMs typically provide products that target one or more of the following networking markets, each of which serves a specific and crucial function in managing IP/packet-based data traffic:

Mobile Backhaul.  The mobile backhaul network began to be deployed in the early 1990s with the large scale roll-out of SONET/SDH equipment and has grown over time with the development of second generation, or 2G, and third generation, or 3G, base stations and is expected to expand further with the deployment of fourth generation, or 4G, infrastructure. The mobile backhaul network has traditionally been comprised of legacy equipment that was built to transport voice using TDM formats over copper, microwave, or optical fiber to the core network. As service providers seek efficiency-improving architectures for their networks, the use of IP has emerged as a crucial part of the solution to alleviate network bottlenecks and a significant increase in IP mobile backhaul equipment is expected. IP mobile backhaul equipment includes, but is not limited to, cell-site routers, optical transport equipment and carrier Ethernet switches and routers; however, it excludes base station equipment and RNCs. IP mobile networks can be built to offload only data, while keeping voice on the traditional TDM network, or to combine voice and data into the same IP network, which requires the network equipment to be pseudowire enabled. According to a report published by Infonetics Research, a market research firm, the market for pseudowired enabled IP mobile backhaul equipment is expected to grow from $2.7 billion in 2009 to $8.4 billion in 2014, representing a compound annual growth rate of 26%.

3G and 4G Base Stations and RNCs.  Wireless service providers are deploying 3G and are beginning to deploy 4G networks, including LTE and WiMAX, to increase bandwidth to end users. According to Infonetics, the total addressable market for base stations in 2009 was $30.5 billion. Infonetics projects that worldwide 3G base station deployments will grow from 893.2 thousand units in 2009 to 2.2 million units in 2013, representing a compound annual growth rate of 26%. In the future, growth in base station deployments that support 3G standards will be supplemented by the rollout of base station equipment that enables next generation communications standards including LTE and WiMAX. According to Infonetics, the market for LTE base stations is expected to grow from 1.8 thousand units in 2009 to 198.2 thousand in 2013, representing a compound annual growth rate of 225%. Infonetics reports that the market for WiMAX base stations is expected to grow from 47.4 thousand units in 2009 to 118.6 thousand units in 2013, representing a compound annual growth rate of 26%.

Wireline Broadband.  The wireline broadband market includes equipment that uses copper or fiber to deliver network services to customers. Very high bitrate digital subscriber line, or VDSL, technology enables high-speed broadband access over existing copper telephone lines. Within the VDSL market, the products used to aggregate customer premise equipment are commonly referred to as DSL access multiplexers, or DSLAMs. DSLAM performance requirements are increasing as service providers endeavor to offer bundled services of voice, video and data. According to Infonetics, the worldwide market for VDSL-based IP DSLAMs is expected to grow from $1.2 billion in 2009 to $2.4 billion in 2014, representing a compound annual growth rate of 16%. Passive optical networking, or PON, access uses optical fiber to deliver network services to customers. Optical access allows for improved network performance and enhances service providers’ ability to offer bundled services as compared with existing, copper-based wireline networks by offering higher bandwidth and reliability. According to Infonetics, the worldwide market for PON access equipment, including customer premise equipment, is expected to grow from $2.2 billion in 2009 to $5.1 billion in 2014, representing a compound annual growth rate of 19%.

Challenges Faced by Communications Infrastructure OEMs

The evolution of communications network infrastructure in general and the mobile network infrastructure in particular has created significant challenges for communications infrastructure OEMs. New solutions are required to convert TDM formats into IP/packet formats. In addition, OEMs must address disparate regional network topologies, and various wireless technology types with differing performance requirements such as GSM, CDMA, WCDMA, HSPA, 4G-WiMax and 4G-LTE. Mobile backhaul networks are currently comprised of copper, microwave, or optical fiber media and effective solutions must have the flexibility to offer a wide array of products to address traffic over these media.

OEMs strive to quickly and cost-effectively develop competitive products that address evolving network requirements. In the past, many OEMs employed significantly larger engineering staffs to develop expensive application-specific integrated circuits, or ASICs, and networking and application software for access infrastructure equipment. These semiconductor and software solutions were typically unique to each product line and often could not be efficiently extended to subsequent products. As a result, internal product development and support was expensive, time consuming and difficult to manage, causing OEMs to consider third party alternatives. Although a lack of adequate software from third party vendors required many OEMs to continue to develop their own software internally, OEMs began transitioning to third party, or merchant, semiconductors as they became available.

In transitioning to merchant semiconductors, OEMs have generally relied on a combination of devices such as application-specific standard products, or ASSPs, field programmable gate arrays, or FPGAs, microprocessors and network processors. While these devices may offer advantages for a given criteria, such as performance or power consumption, each of these categories has its own set of trade-offs when used in the network infrastructure.

The need for OEMs to quickly bring to market solutions that satisfy the increasing end user demand for data-intensive services has created an opportunity for semiconductor suppliers that can provide complete, flexible and scalable solutions. Ideally, these solutions include proven networking software that is fully incorporated into a highly integrated semiconductor device. In addition, these solutions must cost effectively support multiple networking protocols and must be able to support the delivery of a variety of rich content without sacrificing performance. Most importantly, these solutions must enable OEMs to help service providers leverage their existing infrastructures while offering them the flexibility to cost-effectively migrate to IP networks.

Network processors are a key technology enabler of modern communications infrastructure. Network processors are programmable devices that are optimized for processing packets of information and data, which makes them ideally suited for handling emerging packet-based IP communications protocols. According to a report published by The Linley Group, the network processor total addressable market in 2009 was $765 million. The Linley Group forecasts the total addressable market for network processors will grow to approximately $900 million in 2013. This forecast assumes that network processor growth will keep pace with communications service provider capital expenditure growth. However, according to The Linley Group, the total addressable market for network processors could grow faster than communications service provider capital expenditures in 2011 to 2013 because of a shift in communications service provider purchases toward newer equipment designs that use merchant network processors. Even small changes in communications service provider spending priorities can accelerate the adoption of new equipment at the expense of legacy equipment. For example, according to The Linley Group, shifts in communications service provider spending on IP-based mobile backhaul versus legacy SONET/SDH mobile backhaul could cause the network processor total addressable market to grow faster.

Our Competitive Strengths

Our key competitive strengths include the following:

Integrated network processor architecture delivers high performance and substantial benefits.  The network processing architecture underlying our entire family of solutions combines the functionality of traditionally separate semiconductor devices and network software into a single high-performance chip. Our configurable software and processor solutions offer our customers a compelling value proposition with the following benefits:

•	high performance and functionality;
•	faster processing speed;
•	reduced system complexity;
•	faster time-to-market;
•	reduced power consumption;
•	smaller footprint;
•	reduced need for external companion chips for additional functionality; and
•	lower overall systems cost.

We believe our integrated design, which combines the control path, data path and networking software on a single chip, reduces design and manufacturing complexity and results in enhanced performance and flexibility for our customers.

Extensive implementation of communications interfaces facilitates IP network migration.  Our solutions enable the delivery of new services in an evolving communications infrastructure. By supporting over 60 traditional and emerging communications protocols, our networking software facilitates the migration from existing to emerging IP networks. In addition, our solutions support and translate information in different formats, such as packet, cell and TDM, while interfacing with a variety of physical connections. These features enable our customers to offer products that extend the capabilities of service providers’ existing infrastructure and address the disparate requirements of emerging technologies. Our solutions allow service providers significant flexibility in transitioning their networks to IP/packet-based networks.

Flexible software platform and development tools provide scalability.  The combination of our comprehensive portfolio of networking software and a common software interface and software development environment allows our customers flexibility to scale to changing requirements in network infrastructure by adding functionality and upgrading performance as needed. In addition, using our development tools, our customers can develop their own proprietary features that allow them to differentiate their products in the market, or help them maintain a consistent set of functionality across their own products.

Product breadth reduces customers’ development costs and time to market.  We have a broad products portfolio which targets key communications market segments including mobile backhaul, 3G and 4G wireless base stations and RNCs, and wireline broadband access equipment. We believe our product family addresses existing technologies while enabling us to capitalize on attractive new opportunities in emerging technologies in communications infrastructure. Our products have been designed into equipment for many leading communications infrastructure OEMs and their equipment is utilized in networks worldwide by major communications service providers. Our solutions are comprehensive, offering production-ready software in market-specific configurations that facilitate accelerated implementation. By utilizing a common interface, we believe that our solutions enable our customers to achieve lower development costs and faster time to market for product upgrades, new product introductions or product line extensions relative to conventional solutions, which may require the development of additional networking functions.

Our Growth Strategies

We intend to enhance our position as a leading provider of highly integrated network processors optimized for mobile backhaul, 3G and 4G wireless and wireline broadband networks. To accomplish this goal, we intend to:

•	Maintain and extend our technology leadership through focused development and innovation. We believe our success to date is largely attributable to our innovative approach, which closely integrates our proprietary network processor architecture with software and tools to deliver a single-chip solution. In addition, we believe that our integrated network processor solutions offer advantages in performance, cost, functionality and configurability for OEMs and communications service providers. We intend to continue to invest in both semiconductor and software research and development to achieve higher performance products, enhanced integration, and additional software protocols. For example, within the mobile backhaul market, we are developing software to allow our products to conform to the multi-protocol label switching transport profile, or MPLS-TP specifications, and we are currently integrating framer/mapper technology into our product line, which allows information to be properly aligned, inserted and extracted from circuit networks that are built on either copper or optical media. This will expand our current solutions to address additional emerging opportunities in communications network equipment. We intend to continue to recruit and retain highly qualified semiconductor and software engineers in order to maintain our commitment to innovation.
•	Broaden our relationships with existing global customers and expand our customer base. We have established strong relationships with leading global OEMs. We work closely with our customers’ research and development teams during the design win stage and throughout our customers’ product life cycles. These relationships enable us to align our product roadmaps with the market needs and the anticipated product requirements of our customers. While in many cases our customers have designed our solutions into multiple products or product lines, we believe that opportunities exist to further broaden our solutions’ use by these customers. In addition, we intend to continue to establish and build relationships with other leading OEMs, particularly in Asia, to further facilitate the adoption of our network processor solutions.
•	Increase penetration of existing markets and expand into new markets for network processors. We intend to sell our current product lines, particularly our third generation WinPath products, into existing markets and to develop new network processor solutions for our customers. We also plan to expand our target markets based on our second and third generation products. For example, our third generation WinPath products are being designed for our customers’ microwave mobile backhaul equipment and 4G-LTE base stations. We plan to continue to explore new markets into which we can leverage our proprietary network processor architecture, software and tools.
•	Expand our differentiated customer service, technical support and engineering services. We will continue to offer high quality technical support and customer service throughout our customers’ product concept, development and production cycles. We have five technical support centers located in China, India, Israel, the United Kingdom and the United

States, which we will expand to meet our customers’ requirements. We will continue to staff our technical support teams with highly trained engineers in order to maintain a differentiated level of customer service. In addition, we will continue to expand our engineering services to enable our customers to incorporate new features into their products. This provides many benefits to our customers, including shortening design cycles, minimizing development costs and facilitating their product launches.
•	Realize operating leverage from our scalable and efficient fabless business model. We are a fabless semiconductor company and outsource the manufacturing, assembly and testing of our network processors. This business model enables us to reduce our capital expenditures and capitalize on third party manufacturing expertise while maintaining a highly scalable and efficient operating model. We believe that as demand for our processors grows and our revenue increase, we will be able to realize significant economies of scale and generate increased profitability from our business model.

Our Products

We are a leading provider of network processor solutions for communications infrastructure equipment. From our common platform, we offer numerous products tailored for specific markets within communications infrastructure. Our solutions generally vary by the number of data path engines and by the accompanying networking software, which is typically optimized for the intended end market. In addition, our products are often available with varying frequencies, or speeds. The following table summarizes our key products and markets:

Market	Representative Applications	Key Products
Mobile Backhaul	Cell-Site Routers Aggregation Routers Edge Routers Carrier Ethernet Switches and Routers	WinPath1 WinPath2 WinPath3 WinIP3 WinPath3-SuperLite UFE3
Cell-Site Gateways Aggregation Gateways Hub Nodes Optical Packet Transport Network Equipment
	Microwave Radio Cell-Site and Aggregation Site Equipment	WinPath2 WinPath3 WinIP3 WinPath3-SuperLite UFE3
3G and 4G Base Station and RNC	3G Base Stations	WinPath1 WinPath2 WinPath2-Lite WinPath3-SuperLite
	3G Radio Network Controllers (RNC)	WinPath1 WinPath2 WinPath3 UFE3
	4G — WiMax Base Stations	WinMax2
	4G — LTE Base Stations	WinPath2 WinPath3 WinPath3-SuperLite
Wireline Broadband	ADSL and VDSL DSLAMs	WinArrow1 WinArrow2 WinArrow3 WinIP3 WinPath3-SuperLite
GPON or EPON Multi Dwelling Unit (MDU) Optical Line Termination Unit (OLT)
	Access Routers Small Business Enterprise Gateways	WinPath3-SuperLite

Multi-generational product lines.  WinPath1, our first product and first generation network processor targeting all of our markets, has performance of approximately 500 megabits/second full-duplex. We also offer WinArrow1, which is a derivative of WinPath1 that is specifically targeted at wireline broadband applications. All WinPath1 devices are in full production today.

WinPath2, our second generation network processor targeting all of our markets, has performance of approximately 1 Gigabit/second full-duplex. We also offer WinArrow2, which is a derivative of WinPath2 that is specifically targeted at wireline broadband applications; WinMax2, which is a derivative of WinPath2 that is specifically targeted at 4G WiMax base stations; and WinPath2-Lite, which is a general purpose cost-reduced derivative of WinPath2 targeted at lower cost applications and space constrained applications. All WinPath2 devices are in full production today.

WinPath3, our third generation general purpose network processor targeting all of our markets, has performance of 5 to 10 Gigabits/second full-duplex. We also offer WinIP3, which is a derivative of WinPath3 specifically targeted at high performance applications that need only IP protocols; WinArrow3, which is a derivative of WinPath3 specifically targeted at wireline broadband applications; and WinPath3-SuperLite, which is a cost-reduced subset derivative of WinPath3 offering 2 to 4 Gigabits/second full-duplex that is targeted at lower cost, space constrained applications in all of our markets. All of our WinPath3 family products are currently sampling to customers, but none have been released to production at this time.

Complementing our network processor products is our Universal Front End, or UFE, product line. UFE2 and UFE3 are available as intellectual property that can be licensed by our customers for use with industry standard Field Programmable Gate Arrays, or FPGAs. UFE2 and UFE3 allow the number of physical T1 or E1 lines over copper, or concatenated T1 or E1 lines over optical to be increased well beyond the capabilities of the WinPath products alone. For instance, the UFE2 allows the number of T1 or E1 lines to be increased from 16 to 84 T1 and 63 E1, and the UFE3 allows these lines to be increased to 336 T1 or 252 E1 lines.

Software development environment.  In addition to the above products, we offer our customers access to the source software and tools underlying our solutions, which we refer to as our software development environment. With access to our software development environment, our customers can further modify or customize our solutions for their specific needs. The software development environment incorporates our proprietary language used to program our data path engines, the source code underlying our common software interface, and a variety of other tools that can be used for functions such as debugging, simulation and verification.

Technology

We believe that our key competitive advantage is the integration of our proprietary network processor architecture with our networking software into a single-chip solution. Through this integration, we have created a common technology platform upon which all of our products are based. The following is a summary of the key components of our platform.

Proprietary Network Processor Architecture

Our architecture combines, on a single device, data path engines, which process communications traffic, a control path processor, which performs system management functions, and commonly used communications interfaces. Our data path engines were developed specifically to enable multi-protocol, including IP/packet, processing. The control path processor is based on one or more standard microprocessor cores. In some applications our customers may choose to use external control path processors, and therefore, we also offer products that do not incorporate the control path processor.

Our architecture is scalable and allows us to offer multiple configurations of control and data path engines. In our existing solutions, we offer up to two control path engines and up to twelve data path engines. For solutions requiring multiple data path engines, our architecture utilizes proprietary methodologies for automatically allocating processing tasks between these engines. In addition, our architecture allows multiple data path engines to appear to software developers as one processing engine, which simplifies the use of our products.

In addition to our data path and control processors, our hardware architecture includes common communications interfaces and accelerators. These interfaces provide the connection between the data path engines and other semiconductor devices used in our customers’ products, such as external memories and other processing devices. Our interfaces were developed to be highly configurable to adapt to the wide range of external devices used by our customers. The accelerators improve processing performance for specific functions such as IP/packet processing.

Software

Networking software portfolio.  We have developed an extensive portfolio of networking software that supports over 60 traditional and emerging communications protocols. Our networking software enables the translation of multiple protocols simultaneously and supports varying levels of quality of service, facilitating the integration of new and existing networks. For example, when used in mobile backhaul, our solutions can enable TDM-based circuits coming from base stations to be converted and transported over packet based networks and then reconverted into circuits for use by the RNC, all while preserving the precise timing and clocking information contained in the circuits. This is often referred to as Pseudowire Emulation End-to-End, or PWE3.

Common software interface.  We have developed a common software interface, referred to as WinPath Device Driver Interface, or WDDI, which is used across all of our products. Running on our control path processor, WDDI functions as a system-level control panel, enabling our customers to specify which features of our products they intend to use. In addition, WDDI enables changes or upgrades to our underlying hardware or networking software to be made without disrupting the existing functionality of the solution.

Software development environment.  Our software development environment consists of proprietary language to program our data path engines and additional tools that facilitate functions such as simulation of architecture blocks for protocol verification, system modeling, debugging and performance analysis. The development environment enables us to efficiently develop new data path software protocols for existing and new products. Our customers may use our software development environment to further differentiate their products through the addition or modification of data path software code.

Customers

We sold our products to more than 50 customers worldwide in the twelve months ended December 31, 2009. Customers that accounted for sales of at least $300,000 in the twelve-month period ended December 31, 2009 include:

Alcatel-Lucent
Alvarion
Cisco
Datang
ECI
Ericsson
Huawei

Interphase
Motorola
New Postcom
Potevio
RAD
Tellabs
ZTE

In the quarter ended March 31, 2010, Alcatel-Lucent accounted for 33%, Tellabs accounted for 17% and Cisco accounted for 10% of our revenue. In 2009, Alcatel-Lucent accounted for 24% and Tellabs accounted for 23% of our revenue. Many of our customers have designed our solutions into multiple products or product lines. Even after we achieve a design win, our customers and their customers typically require twelve to eighteen months to develop and test their products and commence production and may cancel or change their product plans without significant penalty.

Sales and Marketing

We market and sell our products to communications infrastructure OEMs, and to a lesser extent, ODMs and subsystem manufacturers, that incorporate our solutions into their products. We have established strong relationships with a number of key customers that we believe are market leaders or that we believe have the potential to become market leaders in various markets within communications infrastructure.

Our direct sales force is located in the United States, Scotland, China, Israel and Canada. Given our customers’ lengthy development cycles, our sales activities involve close collaboration with our customers over an extended timeframe. We also currently market our products through and engage in pre-sales activities with local manufacturers’ representatives in North America, Europe and Asia. In addition, we maintain consulting relationships with individuals that support us in the pre-sales and post-sales functions in certain geographies in North America, Europe and Asia.

Our marketing group focuses on technical pre-sales activities, product and performance feasibility analyses, product demonstrations, product strategy, product development roadmaps, the development of new product feature requirements and competitive analyses. The marketing group works closely with sales in pre-sales activities and with our research and development groups to align our product development roadmap to meet the key technology requirements of our customers. The marketing group also manages product launches, event planning and media relations.

Sales of our products are generally made pursuant to purchase orders. We typically include in backlog only those customer orders for which we have accepted purchase orders and which we expect to ship within the next twelve months. However, as lead times at our manufacturing subcontractors are about three to five months, we may build inventory based on our estimate of future forecasts rather than customers’ orders. In addition, OEMs are increasingly looking for opportunities to reduce their lead times and we may be required to increase our inventory to meet customer demand. Moreover, since orders constituting our current backlog are subject to changes in delivery schedules or cancellation with limited or no penalties, we believe that the amount of our backlog is not necessarily an accurate indication of our future revenue.

Customer Service and Technical Support

We strive to offer high quality technical support and customer service throughout our customers’ product concept, development and production cycles. We refer to these functions as applications engineering because we deploy highly trained engineering professionals who maintain direct contact with our customers worldwide and assist our customers’ engineers in integrating our network processor solutions into their products. Our applications engineering centers are located in China, India, Israel, the United Kingdom, and the United States. Support services typically include schematic reviews and support of software releases, operating systems, and hardware and software problem resolution. In addition, this group may provide software modifications for customers, which are paid for by the customers, and referred to as engineering services.

Research and Development

Our research and development team is comprised of both semiconductor and software designers. Our semiconductor design team has extensive experience in all phases of large-scale semiconductor design, including product definition, architecture description, logic and circuit design, implementation and verification. Our software design team has extensive experience in development and verification of software for the communications market. Because the integration of hardware and software is a key competitive advantage of our solutions, our hardware and software design teams simultaneously develop solutions and work closely together throughout the product development process. We believe that this approach is more effective than the traditional semiconductor design process, by which hardware and software are developed separately and sequentially.

The combined experience of our hardware and software design teams enables us to effectively delineate our hardware and software platform for our target markets. This includes the determination of which capabilities will be implemented in hardware versus software, as well as which technologies will be internally developed within our company. This approach also allows us to identify potential system design bottlenecks and address them early in the design process.

We are continually developing new network processor solutions that improve the functionality and cost-performance of our products either by adding new features or by modifying the capabilities of our existing hardware and software. For example, we recently began sampling a new family of solutions, referred to as WinPath3 and WinPath3-SuperLite, that incorporates twelve or six data path engines and higher clock frequencies, enabling higher performance while continuing to leverage the software that has been developed for our other product families.

Our hardware architecture, silicon design, hardware reference design and software tools development activities take place in Israel, while our networking software development and testing activities take place in both Israel and the United States. As of March 31, 2010, 105 of our employees and ten subcontractors were primarily engaged in research and development activities. For the years ended December 31, 2009, 2008 and 2007, our research and development expenses were $15.5 million, $17.7 million and $14.4 million, respectively. For the three months ended March 31, 2010, our research and development expenses were $4.5 million.

Intellectual Property

We believe that the main value proposition of our network processor solutions and success of our future growth will depend on our ability to protect our intellectual property. We rely primarily on a combination of confidentiality, non-disclosure and inventions assignment agreements with our employees, consultants and customers to protect our intellectual property and know-how, as well as patent, copyright, trade secret and other intellectual property laws.

We have developed technical knowledge, which, although not patented, we consider to be significant in enabling us to compete. However, the proprietary nature of such knowledge may be difficult to protect and we may be exposed to competitors who independently develop the same or similar technology or gain access to our knowledge. To protect our know-how and trade secrets, we customarily enter into confidentiality agreements with our employees, customers and consultants who are involved in our research and development activities or who otherwise have access to any of our proprietary information prohibiting these individuals from disclosing such proprietary information.

As of March 31, 2010, we had two registered patents in the U.S. It is possible that other persons or entities may have been issued patents or filed patent applications with respect to components of our network processor technology.

We have obtained U.S. trademark registrations for the Wintegra® and WinPath® marks, two of our key marks that we use to identify our products or services.

In addition to our own intellectual property, we also rely on third-party technologies for the development of our network processor solutions. Although our ability to remain competitive could be harmed if we are unable to license these technologies on reasonable terms, we believe that, if necessary, alternative technologies are available for the majority of these third-party technologies. We believe that the third-party technologies currently used for the development of our future network processor solutions could be replaced without material cost or delay to the development of new products.

Manufacturing

Consistent with our fabless model, we use TSMC and TI to manufacture, and ASE to test and assemble our solutions. This work includes:

•	wafer manufacturing;
•	assembly and testing;
•	capacity planning;
•	work-in-progress tracking;
•	production scheduling;
•	yield management;
•	shipping logistics; and
•	quality support functions.

Our logistics and engineering personnel work closely with our third party subcontractors to manage manufacturing logistics, including product planning, work-in-progress control and drop shipment of finished goods to customers worldwide.

We design and develop our single-chip solutions and electronically transfer our proprietary designs to our suppliers, where our devices are fabricated using standard complementary metal oxide semiconductors, or CMOS, process technology. By contracting our manufacturing to third parties, we are able to focus our resources on product design and eliminate the large capital investment and high cost of owning and operating a semiconductor fabrication facility.

We have designed and implemented a quality management system that provides the framework for the continual improvement of products, processes and customer service. We apply established design rules and practices for CMOS devices through standard design, layout and test processes.

We also rely on in-depth simulation studies, testing and practical application testing to validate and verify our products. We emphasize a strong supplier quality management practice in which our suppliers are pre-qualified by our operations and quality teams. We require that our suppliers have a quality management system, be certified to ISO9001 and 14001 standards and have an environmental management system certified to the ISO14000 standard. To ensure consistent product quality, reliability and yield, we closely monitor the production cycle by reviewing manufacturing process data from the wafer foundry and the assembly subcontractor.

Competition

The markets in which we compete are highly competitive and are characterized by rapid technological change, evolving industry standards, often lengthy product life cycles and price erosion. We face competition from many semiconductor companies in the markets we serve. We believe that the principal bases of competition in these markets are:

•	the types and combinations of communication protocols supported;
•	time to market;
•	performance and product capabilities;
•	ability to modify performance and product capabilities;
•	system cost;
•	customer support;
•	form factor and integration;
•	the customer’s software engineering costs;
•	reliability;
•	installed base with OEMs; and
•	reputation.

We believe we compete favorably with respect to each of these factors. However, some of our competitors operate their own fabrication facilities, have longer operating histories and presence in key markets, greater name recognition, larger installed customer bases and greater financial resources than we have. They may be able to introduce new technologies, respond more quickly to changing customer requirements or devote greater resources to the development, marketing and sale of their products than we can. Furthermore, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so.

We compete with domestic and international suppliers of ASSPs, network processors, ASICs, FPGAs, single and multi-core microprocessors and combinations of the above, which has resulted and may continue to result in declining average selling prices for our products. New competitors may emerge over time as our markets mature. It is unusual for us to compete against the same company in all of our target markets. We believe we primarily compete with LSI, which offers ASICs, ASSPs and microprocessors, and Cavium, Freescale and NetLogic, each of which offer microprocessors. We face competition from EZchip, which offers network processors. We also face competition from Broadcom, Marvell, Maxim and Mindspeed, which offer ASSPs. In addition, we compete with the in-house capabilities of networking OEMs who develop ASICs and FPGAs that are often used in combination with third party microprocessors.

We have designed our solutions specifically for communications infrastructure equipment in order to minimize the trade-offs that have been required by competitive ASSPs, ASICs, FPGAs and microprocessors. For example, products based on microprocessors are highly flexible, but typically consume more power, require companion chips, and have relatively lower performance when compared to ASSPs. FPGAs can offer high performance, but are typically expensive, incapable of implementing the full set of functionality needed, and require an external control path processor. Many ASSPs consume less power and offer faster time to market than FPGAs or microprocessors, but rarely integrate a control path processor and have limited flexibility. Other network processors, while offering performance and flexibility, do not typically provide the wide range of features needed in our target markets and tend to be higher in cost and power consumption. Together with our field-proven software, our semiconductors provide a cost effective solution that combines high performance, low power consumption and the flexibility to address the wide range of feature requirements needed in the communications infrastructure market.

Employees

As of March 31, 2010, we had a total of 159 full-time employees, including 105 in research and development, 33 in sales and marketing, 13 in general and administration and eight in manufacturing control. We also utilize subcontractors on a long-term basis. As of March 31, 2010, we had ten subcontractors in research and development and nine subcontractors in sales and marketing. None of our employees or subcontractors is represented by a labor union. We have not experienced any work stoppages and believe that our relationships with our employees and our subcontractors are good.

Facilities

We currently lease our main office, located in Austin, Texas, pursuant to a lease that expires on March 31, 2011. We occupy approximately 7,039 square feet at this facility. Our Israeli subsidiary leases a 25,833 square foot facility in Ra’anana, Israel, pursuant to a lease that expires on December 31, 2011, which we have the option to extend for an additional period of twelve months. We also lease approximately 1,600 square feet of office space in Glasgow, Scotland. We believe that our facilities are adequate for the next twelve months and that, if required, suitable additional space will be available on commercially reasonable terms to accommodate expansion of our operations.

Legal Proceedings

On June 21, 2005, QPSX Developments 5 PTY LTD sued Juniper Networks, Inc., Nortel Networks, Inc., Lucent Technologies, Inc., Cisco Systems, Inc. and Alcatel USA, Inc. in the Eastern District of Texas, Marshall Division. QPSX has alleged in this Claim No. 1 that each of the defendants infringes U.S. Patent No. 5,689,499, referred to as the ’499 patent, entitled “Method and Apparatus for Managing the Statistical Multiplexing of Data in Digital Communications Networks.” On May 25, 2006, we received a letter from Cisco informing us that some of Cisco’s accused products incorporate one of our ATM networking products, and requesting that we indemnify Cisco for any accused Cisco product which incorporates this product. At this time, we have not agreed to indemnify Cisco with regard to this litigation. We have not received a request for indemnification from any of the other defendants in Claim No. 1, although other named defendants have purchased our ATM networking products. In November 2006, we were served subpoenas as a Third Party to produce certain documents to plaintiff QPSX, and we complied. QPSX did not name us as a defendant or have any further contact with us. Final judgment in Claim No. 1 was entered in March 2008.

During 2007 and 2008, we received letters requesting indemnification from four other customers who had been named defendants in Claim No. 2, filed April 9, 2007 in the Eastern District of Texas, Marshall Division by QPSX Developments 5 PTY Ltd. against Ciena Corporation et al., which alleged that each of the defendants infringes the ’499 patent. The applicable patent claims in the ’499 patent were subsequently rejected by the United States Patent and Trademark Office (“USPTO”) in a re-examination of the patent. We have not agreed to indemnify any customer with regard to this litigation and at this time all but one customer, Ericsson, Inc., has settled with QPSX without continuing to seek indemnity from us. On August 27, 2009, the court granted a Motion to Stay Pending Reexamination which has stayed the proceedings of Claim No. 2 pending QPSX’s appeal to the Board of Patent Appeals and Interferences of the USPTO regarding the USPTO’s rejection of the applicable claims in the ’499 patent. Ericsson did not seek indemnity from us until nearly a year after QPSX filed its claim against them and Ericsson has not communicated with us regarding its request for indemnity for over seven months. Based on our investigation of these matters to date, we believe that the likelihood of liabilities for these claims is remote. In addition, at this stage we are unable to assess the amounts of the possible indemnification obligations.

On December 22, 2008, we received a cautionary notification and request for assistance from Nokia Siemens Networks (NSN), due to an infringement allegation made by Koninklijke KPN N.V. (KPN) of The

Netherlands and to which NSN has possibly connected some of our products. We have denied the allegations of infringement and offered technical assistance to NSN. NSN has not been in further contact with us in regards to this matter.

On August 18, 2009, Wintegra Ltd., our wholly-owned Israeli subsidiary, sent a notice of cancellation and termination of its lease agreement dated April 1, 2007, due to breaches of contract by the landlord. In November 2009, the landlord sued Wintegra Ltd. for approximately $2.8 million. In December 2009, Wintegra Ltd. filed its response to the claim and a counterclaim for approximately $0.6 million in damages. At a hearing on March 21, 2010, the Tel Aviv Magistrate Court ordered the parties to conduct voluntary mediation proceedings.

In addition to the matters mentioned above, we are from time to time involved in legal matters that arise in the normal course of business. As of the date hereof, we do not believe that the ultimate resolution of any of these additional matters, individually or in the aggregate, will have a material adverse effect on our business, financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Jacob (Kobi) Ben-Zvi	57	President and Chief Executive Officer, Chairman of the board of directors
Robert O’Dell	48	Executive Vice President of Marketing and Sales
Shai Shahar	38	Chief Financial Officer
Ricardo Berger	53	Vice President and Chief Technology Officer
Avi Malloul	54	Vice President of Operations
Arnon Mordoh	50	Vice President of Software Development
Michael Phillip	45	Senior Vice President and General Manager, Wireless Systems
Yoram Yeivin	48	Senior Vice President of Engineering
Eliyahu Ayalon(1)(4)	67	Director
Matty Karp(2)(3)(4)	61	Director
Zvi Limon(1)(2)(4)	51	Director
Eddy Shalev(1)(3)(4)	62	Director
Avigdor Willenz(2)(4)	54	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Governance Committee.
(4)	Determined by our board of directors to meet the requirements for independence under the current standards of Nasdaq and the SEC.

Jacob (Kobi) Ben-Zvi co-founded Wintegra with Robert O’Dell and has served as Chairman of our board of directors and our President and Chief Executive Officer since January 2000. Prior to joining Wintegra, Mr. Ben-Zvi held numerous positions at Motorola Semiconductor and affiliated entities. From 1999 to January 2000, he was the Co-General Manager of the Networking and Communications Systems Division at Motorola Semiconductor in Austin, Texas. From 1998 to 1999, Mr. Ben-Zvi was Director of Networking and Computing Core Technology Development, including the Motorola Somerset PowerPC Design Center and the Networking and Communication Design Team in Israel. From 1995 to 1998, Mr. Ben-Zvi was the Business Unit Manager of the Networking and Communications Operation that brought to market the Motorola QUICC and PowerQUICC series of communication processors. From 1982 to 1995, Mr. Ben-Zvi built and managed the design team responsible for Motorola’s communications processors such as the 68302, 68360, and MPC860. Prior to joining Motorola, from 1980 to 1982, Mr. Ben-Zvi was a design engineer at National Semiconductor. Mr. Ben-Zvi holds a M.S. in Electrical and Computer Engineering from University of Bridgeport and a B.S. in Electrical Engineering from Tel-Aviv University. We believe Mr. Ben-Zvi’s qualifications to sit on our board of directors include the fact that, as a founder, Mr. Ben-Zvi is uniquely familiar with the business, structure, culture and history of the company an that he also brings to the board of directors considerable expertise based on his extensive management and technical experience in the network and communications industries.

Robert O’Dell co-founded Wintegra together with Mr. Ben-Zvi and has served as a member of our board of directors since January 2000. Mr. O’Dell served as our Vice President of Marketing from January 2000 to December 2005 and as our Executive Vice President of Marketing and Business Development from December 2005 to January 2008. He has served as our Executive Vice President of Marketing and Sales since January 2008. Prior to joining Wintegra in 2000, Mr. O’Dell held numerous positions at Motorola Semiconductor and affiliated entities. From 1999 to 2000, Mr. O’Dell was the business unit manager for the data path switching operation at Motorola Semiconductor. From 1988 to 1999, Mr. O’Dell held various roles in product planning, systems and applications management, strategic marketing and business development with Motorola’s communications processors, such as the 68302, 68360, PowerQUICCTM and PowerQUICCTM II. Prior to joining Motorola, from 1985 to 1988, Mr. O’Dell held a position relating to product planning at Advanced Micro Devices, Inc., in the area of microprocessors and microcontrollers for embedded systems. Mr. O’Dell holds a M.S. in Computer Science from The University of Texas at Austin and a B.S.E.S. in Computer Science from the University of South Florida. We believe Mr. O’Dell’s qualifications to sit on our board of directors include his status as a founder, his extensive experience in the technology industry, and his unique knowledge of our target markets, our customer base, our products, and our product roadmap.

Shai Shahar has served as our Chief Financial Officer since December 2006. Prior to joining Wintegra, Mr. Shahar worked as an accountant at Ernst & Young Israel since 1997, including approximately two years in Ernst & Young's Israeli Desk in Palo Alto, California, where he was responsible for many privately-held and Nasdaq-listed clients in the technology and communications sector. Mr. Shahar is a CPA and holds a B.A. in Accounting and Economics from Tel Aviv University.

Ricardo Berger has served as our Vice President and Chief Technology Officer since November 2002. Mr. Berger also served as our Vice President of Technology from 2000 to 2002. Prior to joining Wintegra, Mr. Berger worked for Motorola, from 1984 to 2000, where he held numerous engineering and managerial positions. Mr. Berger was involved in the architecture definition and VLSI implementation phases of the DSP56000 DSP Processors. He served as Project Leader of the MC68839 FDDI Controller and as a Design Section Manager for products aimed to the Portable Embedded Market, such as MPC821, MPC823, and MPC801. Mr. Berger graduated with the degree of Engineer in Electro-Mechanics and Electronics from the University of Buenos Aires.

Avi Malloul joined us as Vice President of Operations in February 2010. Prior to joining Wintegra, Mr. Malloul was Director for Engineering and Operations in Numonyx, managing the global wafer testing organization. During his 25 years of professional experience, Mr. Malloul worked at Intel, both in Israel and the United States for a total of sixteen years. His roles included Device & Product Engineer, Establisher and Manager of Engineering Group, Engineering Manager, Development Manager and Operations Manager. In addition to his work at Intel in Israel and the United States, Mr. Malloul worked in South Africa for eight years both as Establisher and Manager of Engineering Group at SAMES Company and owner of a privately held network software company. Mr. Malloul holds a B.S. in Electrical Engineering from Technion, Israel Institute of Technology.

Arnon Mordoh has served as our Vice President of Software Tools from 2000 to February 2006 and has served as our Vice President of Software Development since February 2006. Before joining Wintegra, he served as a project manager at Tartan Inc. from 1993 to 1996, in a tools marketing and strategic development role at Texas Instruments from 1996 to 1997, and as a DSP tools manager at Motorola from 1997 to 2000 on projects that involved development of C/C++ compilers, debuggers and other software development tools. Mr. Mordoh holds a M.S. in Electrical Engineering from Tel Aviv University and a B.S. in Computer Engineering from Technion, Israel Institute of Technology.

Michael Phillip has served as our Senior Vice President and General Manager of our Wireless Systems since 2007. Previously, he was our Vice President of Software Systems since 2000. Mr. Phillip served as a business unit manager for the IP Telephony operation in Motorola’s Semiconductor Products Sector, managing a global team that developed integrated voice, fax, and data solutions for packet networks between 1997 and 2000. He worked as a software design manager for PowerPC on development of high-performance compilers and applications for the PowerPC family of microprocessors and the PowerPC microprocessor architectural definition between 1993 and 1997. Mr. Phillip holds a M.S. in Electrical Engineering and a B.S. in Electrical Engineering from Purdue University.

Yoram Yeivin has served as Senior Vice President of Engineering since 2007 and previously was Vice President of Engineering since 2000. Mr. Yeivin worked in Communications Processors Development at Motorola Semiconductor Israel, Ltd. from 1987 to 2000. He worked as a circuit designer, project leader, section manager and, from 1999 to 2000, he managed the NetComm department in Motorola Semiconductor Israel Ltd. He holds a B.S. Electrical Engineering from Technion, Israel Institute of Technology.

Eliyahu Ayalon has served as a member of our board of directors since January 2006. Mr. Ayalon has served as Chairman of the Board of DSP Group, Inc. since 2000. He is also a member of the Board of Governors of Technion, Israel Institute of Technology, and serves on the executive committee of the Board of Governors of the University of Ariel. Mr. Ayalon is also a member of the board of directors of Ceva, Inc. Mr. Ayalon’s activity in the high technology industry began in 1976. During this time period, he has served as Chief Executive Officer in companies in the areas of defense industry, medical equipment, telecommunication and semiconductors. Mr. Ayalon holds a B.S. in Electrical Engineering from Technion, Israel Institute of Technology. We believe Mr. Ayalon’s qualifications to sit on our board of directors include his years of executive experience in the technology and semiconductor industries and his significant experience serving as an executive officer and board member of other public companies listed on the Nasdaq.

Matty Karp served on our board of directors from 2000 until 2006, and was re-elected to the board in November 2008. Mr. Karp is a Managing Director and co-founder of Concord Ventures. Mr. Karp is a member of the board of directors of RADCOM Ltd. From 2007 to 2009, he served as the Chairman of Israel Growth Partners Acquisition Corp. From 1994 to June 1999, Mr. Karp served as the Chief Executive Officer of Kardan Technologies, and continued to serve as a director until October 2001. From 1994 to 1997, Mr. Karp served as the president of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, Mr. Karp served as the corporate vice president for business development, marketing and sales, the general manager of the airborne systems division and the head of the systems and products group at Elbit Systems Ltd. Mr. Karp has served as a director of Galileo Technology; Accord Networks, which was acquired by Polycom; Saifun Semiconductors, which merged with Spansion; and El Al Israel Airlines. Mr. Karp received a B.S., cum laude, in Electrical Engineering from Technion, Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program. We believe Mr. Karp’s qualifications to sit on our board of directors include his experience serving as a director of various technology companies and working in senior management roles.

Zvi Limon served on our board of directors from 2000 until 2006 and was re-elected to the board in November 2008. Mr. Limon is a General Partner and founder of Magma Venture Capital Funds. He has been an active investor in public and private technology companies in Israel and abroad since 1990. Mr. Limon is a member of the board of directors of DSP Group, Inc., Ceva, Inc. and Tefron Ltd. Mr. Limon holds an MBA degree from INSEAD, and a B.A. in Business Administration and Economics from Bar Ilan University. We believe Mr. Limon’s qualifications to sit on our board of directors include his extensive experience providing strategic and investment advisory services to companies, his understanding of our company acquired during his years of service on our board of directors and his experience as a board member of various public and private companies.

Eddy Shalev has served on our board of directors since November 2008. Mr. Shalev, founder and Managing Partner of Genesis Partners, has been an active private equity investor in Israel since 1992. From 1985 until 1996, Mr. Shalev led the Israeli affiliates of investment banking firm Oscar Gruss and Son Inc., and later, from 1996 until 2001, CIBC-Oppenheimer Inc. In 1997 Mr. Shalev co-founded Genesis Partners, a leading venture capital fund based in Israel. Mr. Shalev began his career with IBM, where he served as a Large Systems Expert and Account Executive for IBM Israel and as a Large Accounts Strategic Planner for IBM United Kingdom. Mr. Shalev holds a M.S. in Information Systems and a B.A. in Statistics from Tel Aviv University. We believe Mr. Shalev’s qualifications to sit on our board of directors include his extensive experience as a private equity investor in Israeli technology companies, as well as his experience with capital markets and his perspective gained as an investment banker.

Avigdor Willenz served as a member of our board of directors between 2000 and 2001, and was re-elected to the board in 2003. Mr. Willenz has been primarily a private investor since 2002. From 2001 to 2002, Mr. Willenz served as a director of Marvell Technology Group Ltd. following its merger with Galileo

Technology Ltd., a company for which he served as the Chief Executive Officer and Chairman of the board of directors from 1992 to 2001. Mr. Willenz was Corporate Product Definition Manager for Integrated Device Technology (IDT) from 1988 to 1992. Prior to joining IDT, Mr. Willenz worked for Elbit Computers Ltd. during the years 1984 to 1988. Mr. Willenz presently serves as a member of the board of DSP Group, Inc. Mr. Willenz holds a B.S. in Electrical Engineering from Technion, Israel Institute of Technology. We believe Mr. Willenz’s qualifications to sit on our board of directors include his extensive experience in investment management and his experience as a board member of various public and private semiconductor companies.

Board of Directors

Our board of directors is currently composed of seven members, including five non-employee members, our current President and Chief Executive Officer, Jacob (Kobi) Ben-Zvi, and our current Executive Vice President of Marketing and Sales, Robert O’Dell. Our amended and restated certificate of incorporation and bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year for three-year terms. Our Class II directors, whose terms will expire at the 2011 annual meeting of stockholders, will be Eliyahu Ayalon and Robert O’Dell. Our Class III directors, whose terms will expire at the 2012 annual meeting of stockholders, will be Jacob (Kobi) Ben-Zvi and Avigdor Willenz. Our Class I directors, whose terms will expire at the 2013 annual meeting of stockholders, will be Matty Karp, Zvi Limon and Eddy Shalev.

Our board of directors has reviewed the independence of the members of the board of directors in accordance with the rules and regulations of the Nasdaq Stock Market. As a result of the review, the board has determined that Messrs. Ayalon, Karp, Limon, Shalev and Willenz each will qualify as independent directors upon the consummation of this offering.

Our bylaws provide that the authorized number of directors may be changed only by a resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors will make it more difficult for a third party to acquire control of our corporation. Our directors may be removed only for cause by the affirmative vote of the holders of a majority of our voting stock.

Board Committees

Our board of directors has established three committees: an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below as of the completion of this offering. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee.  Our audit committee consists of Messrs. Limon, Ayalon and Shalev. Our board of directors has determined that, upon the consummation of this offering, each of these directors will be independent within the meaning of the independent director standards of the Nasdaq and the SEC. Our board of directors has determined that Mr. Limon qualifies as an “audit committee financial expert” under applicable SEC rules and has the financial sophistication required by Nasdaq rules. Mr. Limon serves as the chairperson of our audit committee.

The audit committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent auditor relationships and the audits of our financial statements. This committee’s responsibilities include:

•	selecting and hiring our independent auditors;
•	evaluating the qualifications, independence and performance of our independent auditors;
•	approving the audit and permissible non-audit services to be performed by our independent auditors;
•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;
•	preparing the audit committee report that the SEC requires in our annual proxy statement;
•	reviewing and approving any related party transactions; and
•	reviewing and monitoring compliance with our code of conduct and ethics for our principal executive officer and principal financial officer.

Compensation Committee.  Our compensation committee consists of Messrs. Karp, Limon and Willenz, each of whom our board of directors has determined is independent within the meaning of the independent director standards of Nasdaq. Mr. Willenz serves as the chairperson of our compensation committee. This committee’s purpose is to assist our board of directors in determining the development plans and compensation for our senior management and directors and recommend these plans to our board. This committee’s responsibilities include:

•	overseeing our compensation policies, plans and benefits programs and making recommendations to the board with respect to improvements or changes to the plans and other plans proposed for adoption;
•	reviewing and approving for our Chief Executive Officer and other executive officers: (1) annual base salary, (2) annual incentive bonus, including the specific goals and amount, (3) equity compensation, (4) employment agreements, severance agreements and change in control agreements/provisions, (5) signing bonuses or payments of relocations costs, and (6) any other benefits, compensation or arrangements;
•	evaluating and approving the compensation plans, policies and programs for our Chief Executive Officer and other executive officers;
•	administering our equity compensation plans; and
•	preparing the compensation committee report that the SEC requires in our annual proxy statement.

Nominating and Governance Committee.  Our nominating and governance committee consists of Messrs. Shalev and Karp, each of whom our board of directors has determined is independent within the meaning of the independent director standards of Nasdaq. Mr. Shalev serves as chairperson of our nominating and governance committee. This committee’s purpose is to assist our board by identifying individuals qualified to become members of our board of directors, consistent with criteria set by our board, and to develop our corporate governance principles. This committee’s responsibilities include:

•	evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees;
•	administering a policy for considering stockholder nominees for election to our board of directors;
•	evaluating and recommending candidates for election to our board of directors;
•	overseeing our board of directors’ performance and self-evaluation process; and
•	reviewing our corporate governance principles and providing recommendations to the board regarding possible changes.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee during the fiscal year ended December 31, 2009 was or had previously been an officer or employee of Wintegra or had any relationship requiring disclosure under “Certain Relationships and Related Party Transactions” under the SEC rules. None of our executive officers serves as a director or member of the compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

2009 Director Compensation

Our directors do not currently receive any cash fees for their services on the board of directors but are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at board of directors and board committee meetings. Prior to the completion of this offering, non-employee directors (other than directors affiliated with our venture capital investors) received stock options under our 2006 Equity Incentive Option Plan. Accordingly, in 2006, Mr. Willenz and Mr. Ayalon each received an initial option to purchase 24,000 shares with an exercise price equal to the fair market value of our common stock on the date of grant. In January 2007, 2008 and 2009, Mr. Willenz and Mr. Ayalon each received additional options to purchase 8,000 shares of our common stock per year, which after the repricing in November 2008, had an exercise price per share of $5.00. In April 2010, Mr. Willenz and Mr. Ayalon each received options to purchase an additional 8,000 shares of our common stock at an exercise price per share of $7.34.

Upon completion of this offering, Messrs. Karp, Limon and Shalev will each receive an option to purchase 24,000 shares with an exercise price equal to the fair market value of our common stock on the date of grant. Thereafter, Messrs. Karp, Limon and Shalev will receive the cash fees and annual option grants discussed in the following paragraph.

Following the completion of this offering, each of our non-employee directors will be paid $20,000 annually and $1,000 for each meeting the director attends, and will be reimbursed for reasonable expenses incurred in connection with attending board and committee meetings. The chairman of our audit committee will be paid an additional $8,000 per year and the chairman of our compensation committee will be paid an additional $4,000 per year. Each of new non-employee directors will receive an initial option to purchase 24,000 shares under our 2006 Equity Incentive Option Plan that will vest as to 1/36 of the shares each month, subject to the director continuing to serve as a director on each vesting date. In addition, non-employee directors who have been directors for at least six months will receive an option to purchase 8,000 shares immediately following each annual meeting of our stockholders. The annual option grants vest as to 1/12 of the shares each month following the date of grant, subject to the director continuing to serve as a director on each vesting date. All options granted under these provisions will have a term of ten years and an exercise price equal to the fair market value of our common stock on the date of grant.

The table below sets forth information regarding compensation provided by us to our non-employee directors during the year ended December 31, 2009.

Name	Option Awards(1)(2) ($)	Total ($)
Eliyahu Ayalon	27,040	27,040
Avigdor Willenz	27,040	27,040
Zvi Limon	—	—
Eddy Shalev	—	—
Matty Karp	—	—

(1)	This column reflects the aggregate grant date fair value of option awards granted to our executive officers estimated pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC Topic 718). Valuation assumptions are described under Note 8 of the accompanying notes to our consolidated financial statements.
(2)	The aggregate number of shares of common stock subject to outstanding option awards for each person in the table set forth above as of December 31, 2009 is as follows:

Name	Option Awards
Eliyahu Ayalon	48,000
Avigdor Willenz	110,500
Zvi Limon	—
Eddy Shalev	—
Matty Karp	—

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of named executive officers identified below for 2009 should be read together with the compensation tables and related disclosures set forth below.

We refer to our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers during fiscal 2009 as our “named executive officers.” Our named executive officers for fiscal 2009 were as follows:

•	Jacob (Kobi) Ben-Zvi, President and Chief Executive Officer
•	Shai Shahar, Chief Financial Officer
•	Robert O’Dell, Executive Vice President of Marketing and Sales
•	Yoram Yeivin, Senior Vice President of Engineering
•	Ricardo Berger, Vice President and Chief Technology Officer

Compensation Objectives

To accomplish our business objectives, we structure our compensation programs to reward high performance and innovation, promote accountability and ensure that employee interests are aligned with the interests of our shareholders. Our executive compensation program is structured to attract, motivate and retain highly qualified executive officers by paying them competitively and tying their compensation to our success as a whole and their contribution to our success.

Specifically, the compensation committee believes that the primary objectives of our compensation policies are:

•	creating long-term incentives for management to increase stockholder value;
•	motivating our executives to achieve our short-term and long-term goals;
•	providing clear company and individual objectives that promote innovation to achieve our objectives;
•	rewarding results;
•	creating a team-oriented workplace that values diversity and open communications in order to attract and retain qualified executive talent; and
•	retaining executive officers whose abilities are critical to our long-term success and competitiveness.

Our executive compensation program has three primary components: (i) base salary, (ii) annual discretionary cash bonus program, and (iii) equity awards. In addition, we provide our executive officers with other compensation, including a variety of benefits that are available generally to all salaried employees in the geographic location where they are based.

We utilize a broad and discretionary approach for determining the named executive officers’ compensation. Within this approach, the compensation committee, acting in joint meetings with the full board of directors, determines the elements of compensation for the named executive officers based on a subjective evaluation of each officer’s individual performance, position, tenure, experience, expertise, leadership, management capability, and management and growth of operations. We have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. After the consummation of our initial public offering, the compensation committee will carry out the evaluation and determination of executive compensation in a separate committee meeting.

Informal Review of Competitive Market Practices

To inform the subjective determination of total compensation and the relative amounts of salary, bonus and stock option awards, we take into account those amounts paid to executive officers performing similar job functions at a “peer group” of leading private and public semiconductor companies in the United States and Israel. We utilize data regarding this “peer group” provided by Zviran

Salary Surveys in order to conduct an informal “market check” of general compensation practices. In conducting this “market check,” our focus is to determine if compensation decisions that we make are consistent with the market. We do not benchmark compensation levels based on this data.

This peer group consisted of the following private and publicly-traded companies:

    Allot Communications
    Altair Semiconductor
    Alvarion, Ltd.
    AMIMON, Inc.
    Analog Devices, Inc
    BigBand Networks, Inc.
    Broadcom Corporation

Cianoinvest
Cisco Systems, Inc.
DSP Group, Inc.
EZchip Technologies
Freescale Semiconductor
Intel Corporation
Marvell Technology Group Ltd.

Mobileye
Optibase Ltd.
PMC-Sierra, Inc.
RAD Data Communications, LTD
Texas Instruments Incorporated
Voltaire Inc.
Zoran Microelectronics Ltd.

Framework for Determining Executive Compensation

Our Chief Executive Officer provides annual recommendations to the compensation committee, acting in joint meetings with the full board of directors, and discusses with the board of directors the compensation and performance of all executive officers, excluding himself. Our Chief Executive Officer bases his recommendations in part upon annual performance reviews of our executive officers. The annual performance reviews include an evaluation of the executive officers based on their productivity, dedication to the company, future contribution potential and leadership and management skills.

The board of directors considers the recommendations of our Chief Executive Officer regarding the performance reviews of our other executive officers. Our Chief Executive Officer’s performance is evaluated and his compensation is determined by the full board of directors (without the participation of our Chief Executive Officer).

Elements of Compensation

Base Salary

We pay base salaries to provide a fixed level of cash compensation for the executive officers to compensate them for services rendered during the fiscal year. The 2009 base salary of each of our named executive officers was set following an annual review, during which adjustments were made to reflect market conditions, as well as competitive considerations. Effective January 1, 2009, salaries of our names executive officers were reduced by 7.5% to 12.5%, as part of across-the-board cost-cutting measures implemented by the company to align our expense level with expected revenue. Salaries were adjusted back to their pre-reduction levels effective January 1, 2010. We believe that providing our named executive officers with base salaries that are generally comparable to salaries paid to executive officers performing similar job functions at comparable technology companies, when considered together with the other elements of compensation, provides strong incentives to achieve our business objectives. Each year we determine salary increases based upon the individual performance of the named executive officers as assessed by our compensation committee and board of directors, based on the evaluation described above. We do not apply formulaic base salary increases to our named executive officers.

Annual Discretionary Cash Bonus Program

We structure our annual discretionary cash bonus compensation program to reward named executive officers and employees for our successful performance and each individual executive officer’s contribution to our corporate performance. Historically, cash bonuses have not constituted a significant portion of our executives’ total compensation. Under our annual discretionary cash bonus program, executive officers and employees are eligible to receive a percentage of a bonus pool in an amount that is determined annually. The annual bonus pool amount is determined by our compensation committee acting in joint meetings with a full board of directors and is based on our achievement of our operating plan and profitability. Our goal is to allocate up to 10% of the yearly adjusted net income to our annual discretionary cash bonus plan. For a discussion of how we calculate adjusted net income, see footnote 5 of “Selected Consolidated Financial Data,” above. In general, the bonus pool is allocated among our employees taking into consideration seniority, performance and salary level. For the year ended

December 31, 2009, the bonus pool available under this program was equal to $0.3 million. With fiscal 2009 being a low profit year, the bonus pool exceeded 10% of the yearly adjusted net income to partially compensate for the 2009 salary reductions discussed above. For the fiscal year ended December 31, 2009, the allocation of the bonus pool among employees, including the named executive officers, was determined based on relative base salary levels.

Equity Awards

We believe that equity ownership in the company is an important component of each executive officer’s total compensation because it promotes long-term performance by providing our employees, including our named executive officers, with incentives to help align those employees’ interests with the interests of our shareholders. Due to the relatively early stage of our business, we believe that equity awards will incentivize our named executive officers to achieve long-term performance because they provide greater opportunities for our named executive officers to benefit from any future successes in our business. We have not adopted stock ownership guidelines, and, other than stock acquired by our co-founders, our equity compensation plans have provided the principal method for our named executive officers to acquire equity or equity-linked interests in our company.

We allocate on an annual basis an aggregate number of shares for the grant of options to our employees, including our named executive officers. We believe that granting additional share options on an annual basis provides an important retention incentive, rewards our employees, including our named executive officers, for short-term company performance while also creating long-term incentives to sustain that performance.

The number of shares subject to options granted to each executive officer is determined by our compensation committee in joint meetings with our board of directors, based upon several factors, including salary grade and individual performance reviews. In addition to the annual awards, grants of options may be made to employees and executive officers following a significant change in job responsibility or in recognition of a significant achievement. Options granted under our various equity incentive plans generally have a four-year vesting schedule in order to provide an incentive for continued employment and generally expire ten years from the date of the grant. The exercise price of options granted under the equity incentive plans is generally equal to the fair market value of the underlying shares on the date of grant. Our equity incentive plans are more fully described below in the section entitled “Employee Benefit and Stock Plans.”

Other Compensation

Defined Contribution Plans

We have a Section 401(k) Savings/Retirement Plan, or 401(k) Plan, in the United States and a retirement plan in Israel to cover eligible employees of the company and any designated affiliate. The 401(k) Plan permits our eligible employees to defer up to 100% of their base salary, subject to certain limitations imposed by the U.S. Internal Revenue Code. The Israeli retirement plan permits eligible employees to defer up to 100% of their base salary, subject to certain limitations imposed by the Israeli government. The U.S. employees’ elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plan. We provide an annual non-elective contribution of 3% of each U.S. employee’s total compensation. Under the Israeli retirement plan, we contribute to the retirement plan on behalf of each employee an amount equal to 5% of the employee’s annual salary. Both the Israeli employees’ elective deferrals and our contributions are immediately vested and non-forfeitable upon contribution to the Israeli retirement plan.

Change of Control Severance Arrangements

Each of our named executive officers has entered into a severance benefits agreement with us, generally as an amendment to his or her employment agreement. We believe that these executive severance benefits agreements help us attract and retain talented executives by ensuring their efforts remain focused on our shareholders’ long-term interests rather than the individual executive’s short-term employment-related interests. The amount of severance benefits is the result of negotiations between us and each named executive officer, which takes into account the executive officer’s seniority and salary level, and reflects what we believe to be appropriate levels to attract and retain talented executive officers.

We believe the terms of our executive severance agreements with our named executive officers will encourage their continued attention and dedication to their assigned duties through and following any change of control of our company. We believe that the terms of these agreements will further ensure that each of our named executive officers will continue to remain focused on the long-term objective of delivering shareholder value during and following a change of control event if they are assured that their long-term employment interests are reasonably provided for with a competitive market severance arrangement. We believe that these executive severance agreements thus align the interests of our name executive officers with the interests of our shareholders.

The potential payments under the executive severance benefits agreements as of December 31, 2009 are set forth below under the heading “Employment Agreements; Change in Control Arrangements; and Potential Payments Upon Termination or Change in Control.”

The benefits payable under the severance agreements are in addition to payments or other benefits, if any, that executives who reside in Israel may be entitled to under applicable Israeli law. Under current Israeli law, employees in Israel are generally entitled to receive as severance one month’s pay for each year of service with the company, based on the rate of salary in effect on the date of termination, if the company initiates termination of the employment relationship. See “Israeli Managers’ Insurance Disclosure.” As permitted by Section 14 of The Severance Payments Law (1963), some of the company’s executive officers have opted to waive their right to severance if terminated by the company and thus are entitled instead to receive all amounts accrued in the managers’ insurance policy, at a rate of 8.33% of their monthly salary, at the end of the employment relationship.

Perquisites and Other Benefits

Automobile Leasing Program.  We provide all Israeli employees, including Israeli named executive officers, with the option to participate in the company’s automobile leasing program. Under this program, if an Israeli employee elects to participate in the leasing program, the employee’s base salary will be reduced by the amount of the automobile lease cost. Through a fixed-price arrangement with a leasing company, we pay for maintenance, insurance and the cost of normal wear and tear of the vehicle over the life of the lease. Gas cost is part of the plan up to a certain level. For the fiscal year ended December 31, 2009, Mr. Ben-Zvi was the only named executive officer to participate in our automobile leasing program.

Medical and Dental Insurance.  We provide all U.S. employees, including named executive officers, their spouses and children with medical and dental insurance. We subsidize 94% of each employee’s premium and 69% of each employee’s dependents’ premiums. We do not subsidize medical coverage for our Israeli employees, including Israeli named executive officers.

Life, AD&D and Disability Insurance.  We provide, at our cost, life, accidental death and dismemberment and disability insurance for our U.S. employees, including named executive officers resident in the United States. We provide, at our cost, disability insurance for our Israeli employees, including named executive officers resident in Israel.

Policies with Respect to Equity Compensation Awards

During the year ended December 31, 2009, we only granted options to purchase shares under our 2006 Equity Incentive Plan. The 2006 Equity Incentive Plan offers a variety of equity awards that may be granted under its terms in addition to options. We will grant options with exercise prices equal to the fair market value as of the date of grant. Because our shares of common stock were not publicly traded in 2009, the fair market value of our shares of common stock and corresponding exercise price for share option grants was determined by our board of directors. We may also make grants of equity incentive awards at the discretion of our board of directors and the compensation committee in connection with the hiring of new named executive officers.

EXECUTIVE COMPENSATION TABLES

2009 Summary Compensation Table

The following table presents compensation information during the year ended December 31, 2009 paid to or earned by our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Jacob (Kobi) Ben-Zvi President and Chief Executive Officer	2009	170,304	10,987	94,050	60,277	(2)	335,618
Shai Shahar Chief Financial Officer	2009	109,939	7,200	34,008	24,384	(3)	175,531
Robert O’Dell Executive Vice President of Marketing and Sales	2009	154,515	7,464	59,850	19,721	(4)	241,550
Yoram Yeivin Senior Vice President of Engineering	2009	146,871	7,391	34,008	31,768	(5)	220,038
Ricardo Berger Vice President and Chief Technology Officer	2009	140,082	9,049	34,008	30,300	(6)	213,439

(1)	This column reflects the aggregate grant date fair value of option awards granted to our named executive officers estimated pursuant to ASC Topic 718. Valuation assumptions are described under Note 8 of the accompanying notes to our consolidated financial statements.
(2)	Includes employer contributions to the employee’s managers’ insurance (pension and severance fund components) in the amount of $22,671, in addition to payments for the employee’s education fund and disability component of the employee’s managers’ insurance. Also includes $23,499 for automobile related expenses pursuant to the company’s automobile leasing program.
(3)	Includes employer contributions to the employee’s managers’ insurance (pension and severance fund components) in the amount of $14,658, in addition to payments for the employee’s education fund and disability component of the employee’s managers’ insurance.
(4)	Includes employer contributions to the employee’s health and dental insurance in the amount of $13,731 and contribution to our 401(k) plan in the amount of $5,113, in addition to payments for the employee’s life insurance.
(5)	Includes employer contributions to the employee’s managers’ insurance (pension and severance fund components) in the amount of $19,582, in addition to payments for the employee’s education fund and disability component of the employee’s managers’ insurance.
(6)	Includes employer contributions to the employee’s managers’ insurance (pension and severance fund components) in the amount of $18,677, in addition to payments for the employee’s education fund and disability component of the employee’s managers’ insurance.

2009 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards to the named executive officers during the fiscal year ended December 31, 2009.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
Jacob (Kobi) Ben-Zvi	12/29/09	33,000	4.00	94,050
Shai Shahar	12/29/09	13,000	4.00	34,008
Robert O’Dell	12/29/09	21,000	4.00	59,850
Yoram Yeivin	12/29/09	13,000	4.00	34,008
Ricardo Berger	12/29/09	13,000	4.00	34,008

Outstanding Equity Awards at December 31, 2009

The following table provides information regarding unexercised stock options held by each of the named executive officers as of December 31, 2009.

	Option Awards(2)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(3)	Number of Securities Underlying Unexercised Options (#) Unexercisable(3)	Option Exercise Price ($)		Option Expiration Date
Jacob (Kobi) Ben-Zvi	32,500	—	5.00	(1)	12/29/2015
	22,208	3,792	5.00	(1)	12/11/2016
	12,500	7,500	5.00	(1)	12/25/2017
	7,083	12,917	5.00		12/30/2018
	—	33,000	4.00		12/29/2019
Shai Shahar	22,500	7,500	5.00	(1)	12/12/2016
	4,166	3,834	5.00	(1)	12/26/2017
	2,500	7,500	5.00		12/30/2018
	—	13,000	4.00		12/30/2018
Robert O’Dell	27,000	—	2.20		4/20/2015
	20,500	—	5.00	(1)	12/29/2015
	14,008	2,392	5.00	(1)	12/11/2016
	8,124	4,876	5.00	(1)	12/25/2017
	4,604	8,396	5.00		12/30/2018
	—	21,000	4.00		12/29/2019
Yoram Yeivin	168,750	—	0.20		12/21/2010
	11,250	—	0.55		10/4/2011
	8,295	—	0.55		10/21/2013
	16,500	—	2.20		12/20/2014
	12,500	—	5.00	(1)	12/29/2015
	8,541	1,459	5.00	(1)	12/12/2016
	6,250	3,750	5.00	(1)	12/26/2017
	3,541	6,459	5.00		12/30/2018
	—	13,000	4.00		12/29/2019
Ricardo Berger	131,250	—	0.20		12/21/2010
	11,250	—	0.55		10/4/2011
	12,045	—	0.55		10/21/2013
	16,500	—	2.20		12/20/2014
	12,500	—	5.00	(1)	12/29/2015
	8,541	1,459	5.00	(1)	12/12/2016
	6,250	3,750	5.00	(1)	12/26/2017
	3,541	6,459	5.00		12/30/2018
	—	13,000	4.00		12/29/2019

(1)	On November 5, 2008, our board of directors approved a stock option exchange program for all employees outstanding share options. Under the exchange program, we exchanged 1,358,894 outstanding share options previously granted with an exercise price of $6.28 and $10.00 per share, under the 2003 and 2006 Employee Stock Option Plans, for options with a new exercise price of $5.00 per share. All other terms of those options remain unchanged. As a result of the exchange, 1,358,894 options with exercise prices of $6.28 and $10.00 per share were cancelled same amount of options with an exercise price of $5.00 per share were granted.
(2)	All options were granted under our 2000 and 2003 Share Option Plans and our 2006 Equity Incentive Plan.
(3)	Options vest over four years, such that 25% of the number of shares subject to each option grant vest 12 months after the vesting commencement date and, thereafter, an additional 1/48 of the shares subject to the option vests each month. The vesting commencement dates for each named executive officer’s options are included in the table below.

Name	Option Vesting Commencement Date
Jacob (Kobi) Ben-Zvi	7/1/2005
7/1/2006
7/1/2007
7/1/2008
7/1/2009
Shai Shahar	12/12/2006
12/1/2007
12/1/2008
1/1/2010
Robert O’Dell	7/1/2004
7/1/2005
7/1/2006
7/1/2007
7/1/2008
7/1/2009
Yoram Yeivin	12/21/2000
7/1/2001
7/1/2002
7/1/2004
7/1/2005
7/1/2006
7/1/2007
7/1/2008
7/1/2009
Ricardo Berger	3/1/2000
7/1/2001
7/1/2002
7/1/2004
7/1/2005
7/1/2006
7/1/2007
7/1/2008
7/1/2009

Employment Agreements; Change in Control Arrangements; and Potential Payments Upon Termination or Change in Control

Jacob (Kobi) Ben-Zvi.  Effective as of January 1, 2006, we entered into two employment agreements with Jacob (Kobi) Ben-Zvi, our President and Chief Executive Officer. One of Mr. Ben-Zvi’s agreements is with Wintegra, Inc. and the other is with Wintegra Ltd., our Israeli subsidiary. The Wintegra, Inc. agreement provides for Mr. Ben-Zvi’s compensation for those days that he works in the United States, and the Wintegra Ltd. agreement provides for Mr. Ben-Zvi’s compensation for those days that he works outside of the United States. Under the agreements, Mr. Ben-Zvi is entitled to a current annual base salary of $194,324 (payable in either U.S. dollars or NIS). The Wintegra Ltd. agreement further provides Mr. Ben-Zvi with customary employee benefits, including vacation benefits, contributions to a pension, severance and disability benefits fund known as manager’s insurance and the right to use of a company automobile, as well as other benefits required by Israeli law.

The agreements both provide that either party may terminate the employment arrangement for any reason or no reason, but 90 days’ prior written notice is required. In addition, together the agreements provide that if Mr. Ben-Zvi’s employment is terminated without “cause” (as defined in the agreements) or Mr. Ben-Zvi resigns due to “constructive termination” (as defined in the agreements), he will be entitled to any accrued salary, vacation or reimbursement expenses owed to him, plus the following severance:

•	continuing payments equal to his base salary rate for a period of six months after the date of termination in accordance with our normal payment practices; and
•	vesting at the date of termination of employment of any additional options that would have vested had Mr. Ben-Zvi remained employed with us for an additional twelve months after termination.

In the event that Mr. Ben-Zvi’s employment is terminated for “cause” (as defined in the agreements) or is terminated due to death, disability or voluntary termination by Mr. Ben-Zvi (other than subsequent to a change of control, which is discussed in the following paragraph), Mr. Ben-Zvi will be entitled only to any accrued amounts owed to him under the Wintegra, Inc. agreement and to the manager’s insurance benefits, enumerated in the Wintegra Ltd. agreement.

The agreements also work together such that, if we undergo a “change of control” (as defined in the agreements) and Mr. Ben-Zvi resigns or his employment is terminated within one year following the change of control for reasons other than “cause” (as defined in the agreements), death or disability, Mr. Ben-Zvi will be entitled to any accrued amounts owed to him plus the following severance benefits:

•	continuing payments equal to his base salary rate for a period of twelve months after the date of termination in accordance with our normal payment practices;
•	vesting at the date of termination of employment of (a) all unvested options if Mr. Ben-Zvi is terminated for reasons other than for “cause” (as defined in the agreements), death or disability or Mr. Ben-Zvi resigns as a result of “constructive termination” (as defined in the agreements) or (b) 50% of any unvested options at the date of termination if Mr. Ben-Zvi resigns for reasons other than “constructive termination” (as defined in the agreements);
•	extension of the period of time to exercise vested options through the first anniversary of the termination date; and
•	continued participation in our health benefit plans for Mr. Ben-Zvi and his dependents, paid for by us, for up to twelve months after termination.

In addition, in connection with entering into the employment agreements, Mr. Ben-Zvi also entered into our standard form of Confidentiality, Non-competition and Proprietary Information Agreement, whereby he agrees to maintain the confidentiality of our proprietary information during and after the term of his employment, not to solicit any of our employees or compete with us for a period of one year after the termination of his employment, and to assign to us all rights he might have in intellectual property developed in connection with his employment with us.

To date, Mr. Ben-Zvi was granted options to purchase 174,500 shares of our common stock, of which 43,000 were exercised.

The following table describes the potential compensation that would have been paid to Mr. Ben-Zvi in the event of a termination of employment or a change of control, assuming such termination was effective at December 31, 2009. The payments shown in the table include amounts earned through such date and are estimates of the amount which would be paid upon his termination. The actual amounts to be paid in the event of a termination of employment or change of control can only be determined at the time of Mr. Ben-Zvi’s separation from us.

Benefit and Payments Upon Separation	Termination Without Cause	Resignation Due to Constructive Termination	Termination for Cause	Termination Due to Death or Disability	Voluntary Termination	Termination Without Cause or Resignation Due to Constructive Termination within One Year of Change of Control	Resignation Not Due to Constructive Termination within One Year of a Change of Control
Cash severance payment	$97,162	$97,162	$—	$—	$—	$194,324	$194,324
Accelerated vesting of options(1)	3,465	3,465	—	—	—	9,240	4,620
Total	$100,627	$107,627	$—	$—	$—	$203,564	$198,944

(1)	The value of accelerated vesting of options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the estimated fair market value of $4.28 per share of our common stock on December 31, 2009 and the per share exercise price of the accelerated option. Mr. Ben-Zvi held 57,209 shares of our common stock subject to acceleration on December 31, 2009.

Robert O’Dell.  In January 2000, we entered into an employment agreement with Robert O’Dell, our Executive Vice President of Marketing and Sales. The agreement was later amended in April 2006. Mr. O’Dell’s current annual base salary under the agreement is $171,683. Mr. O’Dell is entitled to participate in our group health, dental, and life insurance plans, and he was granted vacation benefits and the right to participate in our 401(k) savings plan. The agreement provides that either party may terminate the employment arrangement for any reason or no reason, but requires 90 days’ prior written notice, unless termination is for cause.

The agreement further provides that if Mr. O’Dell is terminated for reasons other than “cause” (as defined in the agreement), death or a disability, or he resigns due to a “constructive termination” (as defined in the agreement), he will be entitled to receive continuing payments equal to his base salary rate for a period of three months after the date of termination in accordance with our normal payment practices.

If we undergo a “change of control” (as defined in the agreement) and Mr. O’Dell’s employment is terminated for reasons other than for “cause” (as defined in the agreement), death or disability or Mr. O’Dell resigns due to “constructive termination” (as defined in the agreement) within one year following the change of control, Mr. O’Dell will be entitled to the following severance benefits:

•	continuing payments equal to his base salary rate for a period of six months after the date of termination in accordance with our normal payment practices;
•	vesting at the date of termination of employment of 50% of any unvested options at the date of termination; and
•	extension of the period of time to exercise vested options through the first anniversary of the termination date.

In addition, the employment agreement provides that Mr. O’Dell will maintain the confidentiality of our proprietary information during and after the term of his employment. Mr. O’Dell further agreed not to solicit any of our employees or compete with us for a period of one year after the termination of his employment. In connection with the agreement, Mr. O’Dell also agreed to assign to us all rights he might have in intellectual property developed in connection with his employment with us.

To date, Mr. O’Dell was granted options to purchase 110,900 shares of our common stock, none of which were exercised.

The following table describes the potential compensation that would have been paid to Mr. O’Dell in the event of a termination of employment or a change of control, assuming such termination was effective at December 31, 2009. The payments shown in the table include amounts earned through such date and are estimates of the amount which would be paid upon his termination. The actual amounts to be paid in the event of a termination of employment or change of control can only be determined at the time of Mr. O’Dell’s separation from us.

Benefit and Payments Upon Separation	Termination Without Cause	Resignation Due to Constructive Termination	Termination Due to Death or Disability	Termination Without Cause or Resignation Due to Constructive Termination within One Year of Change of Control
Cash severance payment	$42,921	$42,921	$—	$85,842
Accelerated vesting of options(1)	—	—	—	2,940
Total	$42,921	$42,921	$—	$88,782

(1)	The value of accelerated vesting of options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the estimated fair market value of $4.28 per share of our common stock on December 31, 2009 and the per share exercise price of the accelerated option. Mr. O’Dell held 36,664 shares of our common stock subject to acceleration on December 31, 2009.

Shai Shahar.  In December 2006, our Israeli subsidiary, Wintegra, Ltd., entered into an employment agreement with Shai Shahar, our Chief Financial Officer. Mr. Shahar’s current annual base salary under the agreement is $126,834 (paid in NIS). The agreement also provides Mr. Shahar with customary employee benefits, including vacation benefits, manager’s insurance, the right to use of a company automobile, as well as other benefits required by Israeli law. The agreement further provides that either party may terminate the agreement for any reason with 90 days’ prior written notice. To date, Mr. Shahar was granted options to purchase 61,000 shares of our common stock, none of which were exercised.

If we undergo a “change of control” (as defined in the agreement) and Mr. Shahar’s employment is terminated for reasons other than for “cause” (as defined in the agreement), death or disability, or Mr. Shahar resigns due to “constructive termination” (as defined in the agreement) within one year following change of control, Mr. Shahar will be entitled to the following severance benefits:

•	continuing payments equal to his base salary rate for a period of six months after the date of termination in accordance with our normal payment practices;
•	vesting at the date of termination of employment of 50% of any unvested options at the date of termination; and
•	extension of the period of time to exercise vested options through the first anniversary of the termination date.

In addition, the agreement provides that Mr. Shahar will maintain the confidentiality of our proprietary information during and after the term of his employment. Furthermore, Mr. Shahar has agreed not to solicit business from our customers or distributors and not to solicit any of our employees for a period of one year after the termination of his employment. He has also agreed not to compete with us for a period of eight months after the termination of his employment. The agreement also provides for the assignment to us of all rights he might have in intellectual property developed in connection with his employment with us.

The following table describes the potential compensation that would have been paid to Mr. Shahar in the event of a termination of employment or a change of control, assuming such termination was effective at December 31, 2009. The payments shown in the table include amounts earned through such date and are estimates of the amount which would be paid upon his termination. The actual amounts to be paid in the event of a termination of employment or change of control can only be determined at the time of Mr. Shahar’s separation from us.

Benefit and Payments Upon Separation	Termination Without Cause or Resignation Due to Constructive Termination within One Year of Change of Control
Cash severance payment	$63,417
Accelerated vesting of options(1)	1,820
Total	$65,237

(1)	The value of accelerated vesting of options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the estimated fair market value of $4.28 per share of our common stock on December 31, 2009 and the per share exercise price of the accelerated option. Mr. Shahar held 31,834 shares of our common stock subject to acceleration on December 31, 2009.

Yoram Yeivin.  In February 2000, our Israeli subsidiary, Wintegra, Ltd., entered into an employment agreement with Yoram Yeivin, our Senior Vice President of Engineering. The agreement was later amended in March 2006. Mr. Yeivin’s current annual base salary under the agreement is $170,002 (paid in NIS). The agreement also provides Mr. Yeivin with customary employee benefits, including vacation benefits, manager’s insurance, the right to use of a company automobile, as well as other benefits required by Israeli law. The agreement further provides that either party may terminate the agreement for any reason with 90 days’ prior written notice. To date, Mr. Yeivin was granted options to purchase 285,000 shares of our common stock, of which 24,705 were exercised and sold.

If we undergo a “change of control” (as defined in the agreement) and Mr. Yeivin’s employment is terminated for reasons other than for “cause” (as defined in the agreement), death or disability, or Mr. Yeivin resigns due to “constructive termination” (as defined in the agreement) within one year following change of control, Mr. Yeivin will be entitled to the following severance benefits:

•	continuing payments equal to his base salary rate for a period of six months after the date of termination in accordance with our normal payment practices;
•	vesting at the date of termination of employment of 50% of any unvested options at the date of termination; and
•	extension of the period of time to exercise vested options through the first anniversary of the termination date.

In addition, the agreement provides that Mr. Yeivin will maintain the confidentiality of our proprietary information during and after the term of his employment. Furthermore, Mr. Yeivin has agreed not to solicit business from our customers or distributors and not to solicit any of our employees for a period of one year after the termination of his employment. He has also agreed not to compete with us for a period of eight months after the termination of his employment. The agreement also provides for the assignment to us of all rights he might have in intellectual property developed in connection with his employment with us.

The following table describes the potential compensation that would have been paid to Mr. Yeivin in the event of a termination of employment or a change of control, assuming such termination was effective at December 31, 2009. The payments shown in the table include amounts earned through such date and are estimates of the amount which would be paid upon his termination. The actual amounts to be paid in the event of a termination of employment or change of control can only be determined at the time of Mr. Yeivin’s separation from us.

Benefit and Payments Upon Separation	Termination Without Cause or Resignation Due to Constructive Termination within One Year of Change of Control
Cash severance payment	$85,001
Accelerated vesting of options(1)	1,820
Total	$86,821

(1)	The value of accelerated vesting of options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the estimated fair market value of $4.28 per share of our common stock on December 31, 2009 and the per share exercise price of the accelerated option. Mr. Yeivin held 24,668 shares of our common stock subject to acceleration on December 31, 2009.

Ricardo Berger.  In March 2000, our Israeli subsidiary, Wintegra, Ltd., entered into an employment agreement with Ricardo Berger, our Vice President and Chief Technology Officer. The agreement was later amended in March 2006. Mr. Berger’s current annual base salary under the agreement is $162,145 (paid in NIS). The agreement also provides Mr. Berger with customary employee benefits, including vacation benefits, manager’s insurance, the right to use of a company automobile, as well as other benefits required by Israeli law. The agreement further provides that either party may terminate the agreement for any reason with 90 days’ prior written notice. To date, Mr. Berger was granted options to purchase 247,500 shares of our common stock, of which 20,955 were exercised and sold.

If we undergo a “change of control” (as defined in the agreement) and Mr. Berger’s employment is terminated for reasons other than for “cause” (as defined in the agreement), death or disability, or Mr. Berger resigns due to “constructive termination” (as defined in the agreement) within one year following change of control, Mr. Berger will be entitled to the following severance benefits:

•	continuing payments equal to his base salary rate for a period of six months after the date of termination in accordance with our normal payment practices;
•	vesting at the date of termination of employment of 50% of any unvested options at the date of termination; and
•	extension of the period of time to exercise vested options through the first anniversary of the termination date.

In addition, the agreement provides that Mr. Berger will maintain the confidentiality of our proprietary information during and after the term of his employment. Furthermore, Mr. Berger has agreed not to solicit business from our customers or distributors and not to solicit any of our employees for a period of one year after the termination of his employment. He has also agreed not to compete with us for a period of eight months after the termination of his employment. The agreement also provides for the assignment to us of all rights he might have in intellectual property developed in connection with his employment with us.

The following table describes the potential compensation that would have been paid to Mr. Berger in the event of a termination of employment or a change of control, assuming such termination was effective at December 31, 2009. The payments shown in the table include amounts earned through such date and are estimates of the amount which would be paid upon his termination. The actual amounts to be paid in the event of a termination of employment or change of control can only be determined at the time of Mr. Berger’s separation from us.

Benefit and Payments Upon Separation	Termination Without Cause or Resignation Due to Constructive Termination within One Year of Change of Control
Cash severance payment	$81,073
Accelerated vesting of options(1)	1,820
Total	$82,893

(1)	The value of accelerated vesting of options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the estimated fair market value of $4.28 per share of our common stock on December 31, 2009 and the per share exercise price of the accelerated option. Mr. Berger held 24,668 shares of our common stock subject to acceleration on December 31, 2009.

Employee Benefit and Stock Plans

2000 Share Option Plan

Our 2000 Share Option Plan provides for the grant of options to our directors, employees, consultants, service providers and subcontractors, and to the directors, employees, consultants, and service providers of our subsidiaries. As of March 31, 2010, we have granted options to purchase 2,144,650 shares under our 2000 Share Option Plan, of which options to purchase 1,122,240 shares are vested and exercisable and we have issued 930,112 shares of common stock.

Options granted under our 2000 Share Option Plan generally vest over four years such that 25% of the number of shares subject to the option vest 12 months after the vesting commencement date and thereafter, an additional 1/48 of the number of shares subject to the option vests each month. Alternatively, an employee may elect to apply a “reverse” vesting schedule to some or all of the shares subject to the option. Accordingly, the option will be fully exercisable upon receipt, except that the employee must enter into a Stock Purchase Agreement with us. Under the terms of the Stock Purchase Agreement, shares purchased pursuant to the exercise of the option will be held in escrow and subject to an irrevocable right of repurchase by us at a price equal to the original exercise price of the option. The shares are released from escrow (and the repurchase right) at the same rate as the “forward” vesting schedule; 25% after the first 12 months and thereafter, 1/48 of the shares are so released each month. Upon termination of employment, an employee may exercise his or her vested options within thirty days of the date of termination, unless prescribed otherwise by the board of directors. Upon termination of employment due to death or disability, an optionee (or his representative) generally may exercise vested options until 12 months from the date of termination. Generally, any option not exercised within 10 years from the grant date expires unless extended by the board of directors. Upon termination, any option not exercised within the aforesaid periods or unvested options return to the plan for reissuance.

Shares issued pursuant to exercise of options under the plan are subject to a voting proxy granted to our Chief Financial Officer or Chief Operations Officer; however, the proxy expires as of completion of this offering. The shares are also subject to rights of first refusal which expire upon completion of this offering. Transfer or sale of options and shares is limited and options may not be transferred in any manner other than by will or by the laws of descent or distribution, unless otherwise approved by the board of directors.

In the event of a merger in which our shares of common stock are exchanged for shares of another corporation and the other corporation is the surviving entity, each option will be assumed or substituted by the successor corporation; if not, unvested options shall be accelerated and all granted options shall be immediately exercisable.

Our board of directors has suspended our 2000 Share Option Plan and we currently grant awards under our 2006 Equity Incentive Plan.

2003 Share Option Plan

Our 2003 Share Option Plan provides for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates.

As of March 31, 2010, there were no shares of common stock available for issuance under the 2003 plan; options to purchase 1,814,411 shares of common stock have been granted, of which 1,066,022 are vested and exercisable and 517,377 shares of common stock have been issued.

The plan is administered by our compensation committee which makes recommendations to our board of directors regarding grantees of options and the terms of the grant, including the number of options granted, exercise prices, method of payment, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the plan. Options granted under the plan to eligible employees and office holders who are Israeli residents may be granted under Section 102(b)(2) of the Israeli Income Tax Ordinance pursuant to which the options (or the shares issued upon their exercise or other shares received subsequently following any realization of rights, including without limitation bonus shares), must be allocated or issued to a trustee and held in trust for two years from the date of grant.

Options granted under the plan to U.S. residents may qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or the Code. For the options to be qualified as incentive stock options under the Code, the exercise price must be at least fair market value on the date the option is granted, or 110% of fair market value if the option holder owns more than 10% of the voting power of all classes of our stock.

Options granted under our 2003 Share Option Plan generally vest over four years such that 25% of the number of shares subject to the option vest 12 months after the vesting commencement date and thereafter, an additional 1/48 of the number of shares subject to the option vests each month. Alternatively, an employee may elect to apply a “reverse” vesting schedule to some or all of the shares subject to the option. Accordingly, the option will be fully exercisable upon receipt, except that the employee must enter into a Stock Purchase Agreement with us. Under the terms of the Stock Purchase Agreement, shares purchased pursuant to the exercise of the option will be held in escrow and subject to an irrevocable right of repurchase by us at a price equal to the original exercise price of the option. The shares are released from escrow (and the repurchase right) at the same rate as the “forward” vesting schedule; 25% after the first 12 months and thereafter, 1/48 of the shares are so released each month. If we terminate an employee for cause, all of the employee’s vested and unvested options expire at the time of delivery of the notice of discharge and all issued shares (vested or unvested) are subject to repurchase, unless determined otherwise by the board of directors. Upon termination of employment for any other reason, an employee may exercise his or her vested options within thirty days of the date of termination, unless prescribed otherwise by the board of directors. Upon termination of employment due to death or disability, an employee (or his representative) generally receives an acceleration of one year’s vesting and may exercise vested options until 10 years from the grant date. Generally, any option not exercised within 10 years (5 years for incentive stock options granted to an employee who holds more than 10% of the voting power of all classes of our stock) from the grant date expires unless extended by the board of directors. Upon termination, any option not exercised within the aforesaid periods or unvested options return to the plan for reissuance.

Shares issued pursuant to exercise of options under the plan are subject to a voting proxy granted to our Chief Financial Officer or Chief Operations Officer; however, the proxy expires as of completion of this offering. The shares are also subject to rights of first refusal which expire upon completion of this offering. In the event of a change of control, or merger, consolidation, reorganization or similar transaction, or the sale of all or substantially all of our assets, each option holder is required to participate in the transaction and sell or exchange their shares received pursuant to the exercise of an option; however, this obligation terminates upon completion of this offering. Transfer or sale of options and shares is limited and options may not be transferred in any manner other than by will or the laws of descent and distribution.

In the event of a merger in which our shares of common stock are exchanged for shares of another corporation and the other corporation is the surviving entity, each option will be assumed or substituted by the successor corporation; if not, unvested options shall be accelerated and all granted options shall be immediately exercisable, subject to discretion of the board of directors.

Our board of directors has suspended our 2003 Share Option Plan and we currently grant future awards under our 2006 Equity Incentive Plan.

2006 Equity Incentive Plan

Our board of directors adopted our 2006 Equity Incentive Plan in March 2006 and our stockholders approved this plan in June 2006. An amendment to this plan was approved by our board of directors in May 2010 and by our stockholders in            2010. This plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance shares, performance units, deferred stock units and dividend equivalents to our employees, directors and consultants, and the employees and consultants of our affiliates, including grants to employees and officers who are Israeli residents under Section 102 of the Israeli Income Tax Ordinance.

As of March 31, 2010, there were 713,949 shares of common stock available for issuance under the 2006 plan; options to purchase 2,407,000 shares of common stock have been granted, of which 902,783 are vested and exercisable and no shares of common stock have been issued.

Share Reserve.  As of March 31, 2010, a total of 2,494,759 shares of our common stock are authorized for issuance under the 2006 Equity Incentive Plan, plus (a) the number of shares (not to exceed 114,887) that remained available for grant under the 2000 Share Option Plan and 2003 Share Option Plan (the “Prior Plans”) as of the date of board approval of the 2006 Equity Incentive Plan (following such approval, no further awards will be made under the Prior Plans) and (b) any shares (not to exceed 858,973) that otherwise would have been returned to the Prior Plans after the date of board approval of the 2006 Equity Incentive Plan, on account of the expiration, cancellation, or forfeiture of awards granted thereunder. Our 2006 Equity Incentive Plan provides for annual increases in the number of shares available for issuance under our 2006 Equity Incentive Plan on the first day of each fiscal year, beginning with our fiscal year 2007, equal to the “Additional Shares” (as defined below). The “Additional Shares” will be equal to the lesser of:

•	3% of the outstanding shares of our common stock, calculated on a fully-diluted basis, on the first day of our fiscal year, or
•	a lesser amount as our board of directors may determine.

If an option, grant of restricted stock, restricted stock unit, stock appreciation right, performance share, performance unit, deferred stock unit or dividend equivalent (each, an “award”) expires or becomes unexercisable without having been exercised in full, is forfeited back to or repurchased by the company or is surrendered pursuant to an option exchange program, the unpurchased shares (or forfeited or repurchased shares) which were subject to such award will become available for future grant or sale under our plan (unless our plan has terminated). With respect to stock appreciation rights, only shares actually issued pursuant to the award will cease to be available for future grant or sale under our plan (unless our plan has terminated). However, shares that have actually been issued under our plan under any award, will not be returned to our plan and will not be available for future distribution under our plan, except if unvested shares of restricted stock, performance shares, or restricted stock units are repurchased by us at their original price or are forfeited, in which case such shares will be available for future grant under our plan. Shares withheld to satisfy the purchase price of an award or tax withholding obligations will not become available for future grant or sale under our plan. The shares available will not be reduced by awards settled in cash or by payout of dividend equivalents or performance units.

In the event of any increase or decrease in the number of issued common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock (or other such increase or decrease effected without receipt of consideration), the administrator will make appropriate adjustments in the number of authorized shares, in the number and price of outstanding awards, and in the maximum number of shares subject to options or stock appreciation rights granted to any single person in a single year.

Our board of directors has approved forms of stock option agreements under our 2006 Equity Incentive Plan. The agreements with most of our senior executive officers provides that if, within 12 months of a change in control, an officer is terminated without cause or resigns because of a constructive termination (as such term is defined in the officer’s employment agreement), the optionee will vest in 50% of the unvested options at the time of termination of employment and such officer will be permitted to exercise the vested portion of the options for 12 months after the officer ceases to be a service provider, but the exercise date shall not be extended beyond the later to occur of (x) the fifteenth day of the third month after the options would have otherwise expired due to termination of the officer’s employment, or (y) the end of the calendar year during which the options would have otherwise expired due to termination of officer’s employment, but in no event longer than the original term of the option.

Administration of the 2006 Equity Incentive Plan.  Our board of directors, or one or more committees appointed by our board, administers our 2006 Equity Incentive Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each award, the exercisability of the awards and the form of consideration payable upon exercise.

Stock Options.  A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time. The administrator will determine the exercise price of options granted under our 2006 Equity Incentive Plan, but the exercise price must be at least equal to the fair market value of our common stock on the date of grant. No individual may be granted options to purchase more than 333,587 shares in any one year, except that in connection with his or her initial service an individual may be granted options to purchase 333,587 additional shares.

The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the date of grant. The administrator determines the term of all other options. The administrator may impose whatever conditions to vesting it determines to be appropriate. However, no stock option may vest until at least six months following the stock option grant date.

Restricted Stock.  Restricted stock awards are awards of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator may impose whatever conditions to vesting it determines to be appropriate. However, no restricted stock award may vest until at least one year following the grant date. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator determines the purchase price of any grants of restricted stock and, unless the administrator determines otherwise, shares that do not vest typically will be subject to forfeiture or to our right of repurchase, which we may exercise upon the voluntary or involuntary termination of the participant’s service with us for any reason including death or disability.

Restricted Stock Units.  Restricted stock units are awards that provide the participant the right to receive shares at the end of a vesting period. The administrator may impose whatever conditions to vesting, restrictions and conditions to payment it determines to be appropriate. However, no restricted stock unit award may vest until at least one year following the grant date. Such vesting and other requirements may be based on the attainment of organizational or individual performance goals established by the administrator, on the participant’s continued service, or on any other basis determined by administrator. Payments of earned restricted stock units are made in shares.

Stock Appreciation Rights.  A stock appreciation right is the right to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant, for that number of shares of our common stock with respect to which the stock appreciation right is exercised. The company may pay the appreciation in either cash, shares of our common stock with equivalent value, or some combination, as determined by the administrator. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and the exercise price of stock appreciation rights. No individual may be granted stock appreciation rights with respect to more than 333,587 shares in any one year, except that in connection with his or her initial service an individual may be granted stock appreciation rights with respect to 333,587 additional shares.

Performance Shares and Performance Units.  Performance shares and performance units are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. However, no performance share awards may vest until at least one year following the grant date. The administrator will establish performance goals (or other vesting criteria) in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The performance goals may be based upon the achievement of performance milestones or continued service by the participant, as determined by the administrator. Performance shares are granted in the form of units to acquire shares of our common stock, with each such unit being the equivalent of one share of our common stock for purposes of determining the number of shares subject to the performance share award. Performance share awards will be paid out in shares. Performance units are similar to performance shares, except that they will be paid out in a cash equivalent to the fair market value of the underlying shares, as determined as of the vesting date. Like performance shares, performance units are granted in the form of units to acquire shares of our common stock, but each such unit is the cash equivalent of one share.

Deferred Stock Units.  Deferred stock units are awards of restricted stock, restricted stock units, performance shares or performance units that are paid out in installments or on a deferred basis. The administrator determines the terms and conditions of deferred stock units.

Dividend Equivalents.  Dividend equivalents are credits, payable in cash, to the account of a participant in an amount equal to the cash dividends paid on one share of our common stock for each share represented by another award held by a participant. Any dividend equivalent granted for a share subject to another award may only be paid to the participant on the vesting date for such share.

Awards for Employees in Israel.  Our 2006 Equity Incentive Plan permits the granting of awards pursuant to Section 102(b) of the Israeli Income Tax Ordinance (New Version), 1961 (the “Ordinance”), to employees who are residents of the State of Israel. We refer to these awards as “102 Awards.” Section 102 of the Ordinance determines whether there will be favorable tax treatment in Israel of options and shares granted to employees and office holders. 102 Awards may be designated by the company as Non-approved 102 Awards or Approved 102 Awards. Approved 102 Awards are conditioned upon the approval of our 2006 Equity Incentive Plan by the Israeli Tax Authorities, and such awards must be held by a trustee for the benefit of the employees and office holders. Approved 102 Awards may either be classified as “Capital Gains Awards” or “Ordinary Income Awards” upon the company’s election. No Approved 102 Awards may be granted until the company files an election with the Israeli Tax Authorities regarding the type of Approved 102 Award it intends to grant. A holder of a Non-approved 102 Award must extend to the company or its affiliate a guarantee for the payment of tax due at the time of sale.

Controlling shareholders and consultants may not receive Approved 102 Awards, but may receive “Section 3(i) Awards” which are awards granted pursuant to Section 3(i) of the Ordinance, and the company may elect to enter into an agreement with a trustee concerning the administration of the exercise of the Section 3(i) Awards.

Leaves of Absence and Part-time Status.  Unless the administrator provides otherwise or as otherwise required by applicable law, the vesting of awards will cease on the first day of an unpaid leave of absence and will only begin again upon the participant’s return to active service. Unless the administrator provides otherwise or as otherwise required by applicable law, the vesting of awards will be extended on a proportionate basis in the event an employee transitions to a reduced or part-time schedule, and will be readjusted in the event the employee later becomes scheduled to work additional hours.

Termination of Service.  Upon termination of a participant’s service with us or with a subsidiary of us, he or she may exercise his or her stock option or stock appreciation right for the period of time stated in the award agreement, to the extent vested at the time of termination. In the absence of a stated period in the award agreement, if termination is due to death or disability, the vesting of the award will accelerate by 12 months and any option or stock appreciation right will remain exercisable for 12 months. In all other cases and if not otherwise stated in the award agreement, the stock option or stock appreciation right will generally remain exercisable for three months. However, an option or stock appreciation right may never be exercised later than the expiration of its term. With respect to any award other than a stock option or stock appreciation right, the participant shall be entitled to the benefit conferred by the award during the period of time stated in the award agreement (but never beyond the expiration of the term of the award), to the extent vested at the time of termination.

Transferability of Awards.  Unless the administrator determines otherwise, awards may not be transferred other than by will or by the laws of descent and distribution, and only the participant may exercise an award during his or her lifetime.

Exchange Program.  The administrator, in its sole discretion, may institute an exchange program under which (A) outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have lower exercise prices and different terms), awards of a different type, for cash, or a combination of cash and such other awards, or (B) the exercise price of any outstanding award is reduced.

Adjustments upon Merger or Change in Control.  Our 2006 Equity Incentive Plan provides that in the event of our “change of control,” the successor corporation will assume or substitute an equivalent award for each outstanding award. If the successor corporation refuses to assume or substitute for the outstanding awards, any award not assumed or substituted for will be fully vested and outstanding options or stock appreciation rights will be exercisable, including as to shares that would not otherwise have been vested and exercisable, for a period of 15 days from the date of notice to the participant and will terminate upon the expiration of the notice period.

Amendment and Termination of Our 2006 Equity Incentive Plan.  Our 2006 Equity Incentive Plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2006 Equity Incentive Plan, but may need the written consent of a participant to do so if such action adversely affects an award previously granted to such participant under our plan.

401(k) Plan

We maintain a 401(k) retirement savings plan. Each participant who is a U.S. employee may contribute to the 401(k) plan, through payroll deductions, up to a statutorily prescribed annual limit of $16,500 in 2009, subject to statutory limitations imposed by the Internal Revenue Service. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times and are not taxable to participants until withdrawn. Employee participants may elect to invest their contributions in various established funds. We may make contributions to the accounts of plan participants.

Israeli Managers’ Insurance Disclosure

Our Israeli subsidiary, Wintegra Ltd., insures most of its employees under a managers’ insurance policy which includes general and/or individual pension insurance policies providing customary retirement and severance benefits to employees, and often coverage for disability. For each employee’s insurance policy, Wintegra Ltd. contributes an amount equal to 5% of the employee’s gross salary for pension and 8.33% of the gross salary to severance compensation. The employee contributes 5% of his or her gross salary to the insurance policy for pension. For certain employees, our Israeli subsidiary also contributes up to 2.5% of the employee’s gross salary for disability insurance.

Israeli law generally requires Israeli employers to pay severance benefits upon (i) the retirement or death of an employee; (ii) termination of employment by the employer (except in circumstances that permit the employer to terminate the employment of the employee without paying severance amounts); or (iii) in certain circumstances, termination of employment by the employee. In accordance with Israeli law, the severance benefit is equal to one month’s salary (at the most recent salary prior to termination) for each full year of employment and to a pro rata portion of one month’s salary for each portion of a year of employment following the first full year of employment. While Wintegra Ltd. deposits 8.33% of the employee’s gross salary in the insurance policy, certain employees of our Israeli subsidiary may receive amounts in excess of the amount in the severance component of their manager’s insurance due to salary increases during their term of employment or a decision to provide severance in excess of the statutory rates.

In addition, most of the employees of Wintegra Ltd. are entitled to a tax advantaged savings vehicle known as an education fund. Wintegra Ltd. contributes 7.5% of the employee’s gross salary to such fund, and the employee contributes 2.5% of his or her gross salary.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our current certificate of incorporation and our certificate of incorporation as amended and restated upon the closing of this offering that limit or eliminate the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Accordingly, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to us or our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of director liability, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

Our certificate of incorporation and our bylaws, as currently in effect and as will be amended and restated upon the closing of this offering, also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws, as currently in effect and as will be amended and restated upon the closing of this offering, also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification.

We have entered and intend to continue to enter into separate indemnification agreements with each of our directors and executive officers that are, in some cases, broader than the specific indemnification provisions provided by Delaware law and our charter documents, and may provide additional procedural protection. These agreements will require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers and directors;
•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding subject to limited exceptions; and

•	cover officers and directors under any general or directors’ and officers’ liability insurance policy maintained by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law. We also make available standard life insurance and accidental death and disability insurance policies to our employees.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and
•	any of our directors, executive officers, beneficial owners of more than 5% of any class of our common stock or any member of their immediate family and any person (other than a tenant or employee) sharing their household had or will have a direct or indirect material interest.

Transactions with Tenaya Capital and Texas Instruments

In October 2008, we sold an aggregate of 416,666 shares of Series E preferred stock at a price of $6.00 per share for an aggregate investment of $2.5 million to Tenaya Capital. Tenaya Capital also acquired 621,325 shares of common stock at a price of $5.00 per share directly from certain of our officers and employees, pursuant to a tender offer to purchase shares of common stock for cash. Certain employees exercised part of their vested stock options in order to participate in the tender offer, which resulted in net proceeds to us of $0.1 million.

The following table sets forth our executive officers’ participation in the tender offer by Tenaya Capital.

Name	Number of Shares Sold to Tenaya Capital	Net Proceeds to Executive Officer (before taxes)
Jacob (Kobi) Ben-Zvi	220,000	$1,100,000
Robert O’Dell	127,000	635,000
Mike Phillip	18,599	92,995
Arnon Mordoh	15,830	70,444
Ricardo Berger	20,955	93,250
Yoram Yeivin	24,705	109,937

Texas Instruments (TI) provided us certain development engineering services relating to the design and implementation of our WinPath2 solution pursuant to an ASIC Design Agreement, which we accepted in June 2005 and amended in July 2006 and June 2007. In connection with these services, we paid TI an amount of $840,000, upon TI’s achievement of milestones relating to the commencement and completion of designs and the subsequent verification of integrated single-chip devices.

TI’s facility in Dallas, Texas acts as our manufacturer and sole supplier of silicon wafers for WinPath2. We are in the process of negotiating a definitive supply agreement with TI. We made payments to TI on a purchase order basis of $0.4 million, $1.1 million, $1.3 million and $1.9 million for the fiscal years ended December 31, 2007, 2008 and 2009, and the quarterly period ended March 31, 2010, respectively.

2008 Stock Option Exchange Program

On November 5, 2008, our board of directors approved a stock option exchange program for all employees’ outstanding stock options. Under the exchange program, we exchanged 1,358,894 outstanding stock options previously granted with an exercise price of $6.28 and $10.00 per share, under the 2003 and 2006 Employee Stock Option Plans, for options with a new exercise price of $5.00 per share. All other terms of those options remain unchanged. As a result of the exchange, 1,358,894 options with exercise prices of $6.28 and $10.00 per share were cancelled, and the same amount of options with an exercise price of $5.00 per share were granted.

The following table sets forth the options held by our executive officers, directors and former directors that were repriced in November 2008.

Name	Number of Options	Exercise Price of Options Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(1)
Jacob (Kobi) Ben-Zvi	78,500	$5.00	$34,540
Shai Shahar	38,000	5.00	15,960
Robert O’Dell	49,400	5.00	21,956
Mike Phillip	32,500	5.00	11,050
Arnon Mordoh	32,500	5.00	13,650
Ricardo Berger	32,500	5.00	13,650
Yoram Yeivin	32,500	5.00	13,650
Eliyahu Ayalon	40,000	5.00	17,600
Avigdor Willenz	40,000	5.00	17,600
Eli Akavia(2)	40,000	5.00	17,600
Yair Serrousi(2)	40,000	5.00	17,600

(1)	Amounts represent the incremental fair value of the exchanged options on November 5, 2008 calculated in accordance with ASC Topic 718. Valuation assumptions are described under Note 8 of the accompanying notes to our consolidated financial statements.
(2)	Former member of our board of directors.

Registration Rights

Demand registration rights

Subject to certain restrictions, we have granted the former holders of our preferred stock the right to request certain registrations at any time within the five-year period commencing 90 days following the completion of this offering. Notwithstanding this fact, each holder that is entitled to such registration rights has agreed not to exercise such right until the expiration of the 180-day lock-up period described in “Underwriting.” If we receive a request from one or more of our former holders of preferred stock holding (in the aggregate) at least 35% of our then outstanding shares of common stock held by our former preferred stockholders, we must use our best efforts to register any or all of these stockholders’ shares of common stock as follows:

•	We are required to effect up to two such registrations on request as described above, but only if the minimum aggregate offering price of the shares to be registered is at least $5.0 million.
•	After we become eligible under applicable securities laws to file a registration statement on Form S-3 and if agreed to by our stockholders initiating the registration request, we are required to effect an unlimited number of Form S-3 registrations. This type of Form S-3 demand registration can also be initiated by the holders a majority of the shares of common stock issued before conversion of preferred stock due to the completion of this offering.

Upon receipt of a request, we must also give notice of the registration to our other former preferred stockholders and to some of our other stockholders who held shares of common stock issued prior to this offering, including Jacob (Kobi) Ben-Zvi, our Chief Executive Officer, President and Chairman, and Robert O’Dell, our Executive Vice President of Marketing and Business Development and member of our board of directors, and include in the registration any shares of common stock that they request to include.

Piggyback registration rights

Following this offering, our former preferred stockholders and our other stockholders who held shares of common stock issued prior to this offering, including Jacob (Kobi) Ben-Zvi and Robert O’Dell, will also have the right to request that we include their shares of common stock in any registration statements filed by us in the future for the purposes of a public offering, subject to specified limitations.

Cutback

In connection with the above demand registrations, the managing underwriters may limit, including entirely, the number of shares offered for marketing reasons. In such case, the managing underwriters must allocate the shares to be included on a pro rata basis, if any, based on shareholdings in our company. In connection with the above piggyback registrations, the managing underwriters may limit the number of shares offered for marketing reasons. In such case, the managing underwriters must allocate 75% of the shares to be included (other than the shares offered by the company) to the shares requested to be registered by our former preferred stockholders and 25% to our stockholders who held shares of common stock issued prior to this offering (but a holder of common stock will not be entitled to sell more than its percentage holding in the company).

Expenses

We are required to pay the expenses associated with preparing and filing any registration statement in connection with the above demand and piggyback registrations, other than any underwriting commissions and discounts applicable to the sale of shares.

Director and Officer Indemnification and Insurance

We have entered into an indemnification agreement with each of our directors and executive officers, and we purchase directors’ and officers’ liability insurance. The indemnification agreements and our amended and restated certificate of incorporation and bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management — Limitations of Liability and Indemnification Matters.”

Policies and Procedures Regarding Related Party Transactions

We have adopted a written related party transactions policy, to be effective upon the consummation of this offering. Pursuant to this policy, our executive officers and directors, including their immediate family members and affiliates, will not be permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent committee of our board of directors in the case where it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer or director, or any of such person’s immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to our audit committee or other independent committee of our board of directors for approval.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock (as adjusted to reflect the sale of the shares of common stock in this offering) by each person known to us to be the beneficial owner of more than 5% of our common stock, each named executive officer, each director, all of our executive officers and directors as a group, and all selling stockholders.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Wintegra, Inc., 6850 Austin Center Blvd., Suite 215, Austin, TX 78731. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Percentage beneficial ownership calculations are based on 20,182,909 shares outstanding as of May 5, 2010, which assumes 15,235,482 shares of capital stock issuable upon conversion of preferred stock, exercise of warrants and adjustments for anti-dilution price protection and        shares of common stock outstanding upon completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 5, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Number of Shares Beneficially Owned			Percent of Shares Beneficially Owned
Name and Address of Beneficial Owner	Prior to Offering	After Offering	Shares Offered	Prior to Offering	After Offering
Directors and Named Executive Officers:
Jacob (Kobi) Ben-Zvi(1)**	2,172,297		—	10.7%		%
Robert O’Dell(2)	1,311,148		—	6.5
Ricardo Berger(3)	209,295		—	1.0	*
Shai Shahar(4)**	35,374		—	*	*
Yoram Yeivin(5)	243,045		—	1.2	*
Eliyahu Ayalon(6)	51,331		—	*	*
Matty Karp(7)	3,251,437		—	16.1
Zvi Limon(8)	2,660,549		—	13.2
Eddy Shalev(9)	2,030,243		—	10.1	*
Avigdor Willenz(10)	113,831		—	*	*
All current directors and executive officers as a group (13 persons)(11)	12,429,496		—	58.4%		%

	Number of Shares Beneficially Owned			Percent of Shares Beneficially Owned %
Name and Address of Beneficial Owner	Prior to Offering	After Offering	Shares Offered	Prior to Offering	After Offering
5% Stockholders:
Funds affiliated with Magma Venture Capital I L.P.(12) Azrieli Center 1, 35th floor Tel Aviv 67021, Israel	2,692,440			13.3%	%
Funds affiliated with Concord Ventures II L.P.(13) 85 Medinat Hayehudim St. 6th Floor P.O. Box 4011 Herzeliya 46140, Israel	3,251,437			16.1
Funds affiliated with Genesis Partners L.P.(14) 11 Hamenofim Street Ackerstein Towers, Bldg B 4th Floor Herzliya, Israel	2,030,243			10.1
Marvell Semiconductor Israel Ltd.(15) 6 Hamada St., Industrial Zone Yokneam, 20692 Israel	1,035,346			5.1
Texas Instruments Incorporated(16) 12500 TI Boulevard Dallas, TX 75243-4136	1,963,576			9.7
Tenaya Capital(17) 2965 Woodside Rd, Suite A Woodside, CA 94062	1,037,991			5.1

**	Does not include shares of common stock issued to employees pursuant to exercise of options under our option plans that are subject to a voting proxy granted to the chief executive officer, the chief financial officer or the chief operating officer. Such proxies expire upon completion of this offering.
(1)	Includes 91,750 shares of our common stock issuable upon exercise of outstanding options within 60 days of May 3, 2010; and includes 30,302 shares of preferred stock held by Shardan B Management Services Ltd., a company wholly-owned by Mr. Ben-Zvi and his spouse, and rights to purchase an additional 9,090 shares pursuant to warrants held by Shardan B Management Services Ltd. Also includes 30,302 shares of preferred stock and an additional 9,090 shares underlying warrants held by Bela Incze; and 31,513 shares of preferred stock held by Back Nine LLC, that are subject to a voting proxy granted to Mr. Ben-Zvi.
(2)	Includes 85,398 shares of our common stock issuable upon exercise of outstanding options within 60 days of May 5, 2010.
(3)	Includes 209,295 shares of our common stock issuable upon exercise of outstanding options within 60 days of May 5, 2010.
(4)	Includes 35,374 shares of our common stock issuable upon exercise of outstanding options within 60 days of May 5, 2010.
(5)	Includes 243,045 shares of our common stock issuable upon exercise of outstanding options within 60 days of May 5, 2010.
(6)	Includes 51,331 shares of our common stock issuable upon exercise of outstanding options within 60 days of May 5, 2010.

(7)	Consists 3,251,437 shares of our preferred stock beneficially owned by funds affiliated with Concord Ventures II L.P. Mr. Karp is a director of Concord II Investment Partners Ltd., which is the general partner of such funds. See note (13) for more information.
(8)	Consists 2,660,549 shares of our preferred stock beneficially owned by funds affiliated with Magma Venture Capital I L.P. Mr. Limon is a manager of MCF Advisory Services LTD and Magma Ventures I Management LTD, which are the general partners of such funds. See note (12) for more information.
(9)	Consists 2,030,243 shares of our preferred stock beneficially owned by funds affiliated with Genesis Partners L.P. Mr. Shalev is the Chief Executive Officer of E. Shalev Management 2000 (1999) Ltd., which is the general partner or manager of the funds affiliated with Genesis Partners L.P. See note (14) for more information.
(10)	Includes 113,831 shares of our common stock issuable upon exercise of outstanding options within 60 days of May 5, 2010.
(11)	Includes 1,087,069 shares of our common stock issuable upon exercise of outstanding options within 60 days of May 5, 2010.
(12)	Includes 1,781,513 shares of preferred stock, 435,988 shares of common stock issuable upon certain anti-dilution price protection adjustments and rights to purchase an additional 119,778 shares pursuant to warrants held by Magma Venture Capital I Fund L.P.; includes 209,662 shares of preferred stock, 51,310 shares of common stock issuable upon certain anti-dilution price protection adjustments and rights to purchase an additional 14,096 shares pursuant to warrants held by Magma Venture Capital I (Israel) L.P.; includes 36,742 shares of preferred stock, 8,976 shares of common stock issuable upon certain anti-dilution price protection adjustments and rights to purchase an additional 2,484 shares pursuant to warrants held by Magma Venture Capital I Entrepreneurs L.P.; includes 3,788 shares of preferred stock and rights to purchase an additional 1,136 shares pursuant to warrants held by Y.Z.M.S Advisory Services Ltd.; and includes 18,159 shares of preferred stock, 6,081 shares of common stock issuable upon certain anti-dilution price protection adjustments and rights to purchase an additional 2,727 shares pursuant to warrants held by MRVM Advisory Services Ltd. The general partner of Magma Venture Capital I L.P. and Magma Venture Capital I Entrepreneurs L.P. is Magma Ventures I Management LTD. The general partner of Magma Venture Capital I (Israel) L.P. is MCF Advisory Services LTD. Mr. Yahal Zilka, Mr. Modi Rosen and Mr. Zvi Limon are members of the investment committee of both MCF Advisory Services LTD and Magma Ventures I Management LTD. Voting and investment decisions of the investment committee are made by consensus of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Mr. Zilka has authority with respect to voting and investment decisions relating to the securities held by Y.Z.M.S. Advisory Services Ltd. and Mr. Rosen has authority with respect to voting and investment decisions relating to the securities held by MRVM Advisory Services Ltd. The above referenced individuals disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests therein.
(13)	Includes 480,039 shares of preferred stock, 95,929 shares of common stock issuable upon certain anti-dilution price protection adjustments and rights to purchase an additional 52,771 shares pursuant to warrants held by Concord Ventures II (Israel) L.P.; includes 1,910,476 shares of preferred stock, 381,784 shares of common stock issuable upon certain anti-dilution price protection adjustments and rights to purchase an additional 210,021 shares pursuant to warrants held by Concord Ventures II (Cayman) L.P.; includes 31,568 shares of preferred stock, 6,401 shares of common stock issuable upon certain anti-dilution price protection adjustments and rights to purchase an additional 3,381 shares pursuant to warrants held by Concord Venture Advisors II (Israel) L.P.; includes 60,364 shares of preferred stock, 12,158 shares of common stock issuable upon certain anti-dilution price protection adjustments and rights to purchase an additional 6,545 shares pursuant to warrants held by Concord Venture Advisors II (Cayman) L.P. Concord Ventures II (Israel) L.P., Concord Ventures II (Cayman) L.P., Concord Venture Advisors II (Israel) L.P. and Concord Venture Advisors II (Cayman) L.P. are limited partnerships for which Concord II Investment Partners Ltd., an Israeli corporation, is the general partner. Concord II Investment Partners Ltd., through a three-person investment committee composed of certain of its members, has voting and dispositive authority over the shares held by each of these entities. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. The members of the investment committee of Concord II Investment Partners Ltd. are Mr. Matty Karp, Mr. Yair Safrai and

Mr. Yaron Rosenboim. The above referenced individuals disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests therein.
(14)	Includes 1,058,564 shares of preferred stock held by Genesis Partners II LDC, 709,866 shares of common stock issuable upon certain anti-dilution price protection adjustments held by Genesis Partners II LDC; includes 156,719 shares of preferred stock held by Genesis Partners II (Israel) L.P. , and 105,094 shares of common stock issuable upon certain anti-dilution price protection adjustments. Dr. Eyal Kishon, Mr. Yair Shoham and Mr. Eddy Shalev are the directors of E. Shalev Management 2000 (1999) Ltd., the general partner or manager of these funds. Voting and investment decisions over the shares held by these entities are made through a six-person investment committee. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. The members of the investment committee of Genesis Partners II are Mr. Eddy Shalev, Dr. Eyal Kishon, Mr. Yair Shoham, Ms. Kathryn Casparian, Mr. Nathan Gantcher, and Mr. Peter Martin. The above referenced individuals disclaim beneficial ownership of all shares except to the extent of any pecuniary interest therein.
(15)	Includes 954,256 shares of preferred stock held by Marvell Semiconductor Israel Ltd., 81,090 shares of common stock issuable upon certain anti-dilution price protection. Marvell Semiconductor Israel Ltd. is a wholly-owned subsidiary of Marvell Technology Group Ltd., a Bermuda corporation that is listed on the Nasdaq Global Select market.
(16)	Includes 1,574,854 shares of preferred stock, 243,272 shares of common stock issuable upon certain anti-dilution price protection adjustments and rights to purchase an additional 145,450 shares pursuant to warrants held by Texas Instruments Incorporated. Texas Instruments is a Delaware corporation and is listed on the New York Stock Exchange.
(17)	Includes 486,936 shares of common stock and 326,544 shares of preferred stock held by Tenaya Capital V, LP and 134,389 shares of common stock and 90,122 shares of preferred stock held by Tenaya Capital V-P, LP. Thomas Banahan, Benjamin Boyer, Stewart Gollmer, Brian Melton and Brian Paul share voting and dispositive power over these shares.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 80,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes some of the terms of our capital stock, as will be in effect upon completion of this offering and the filing of our amended and restated certificate of incorporation. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Common Stock

On March 31, 2010, there were 4,947,427 shares of common stock outstanding, held of record by approximately 85 stockholders. On April 19, 2010, we issued 108,831 shares of Series B preferred stock and 181,812 shares of Series C preferred stock underlying warrants that were exercised by Plenus Technologies Ltd. convertible upon the completion of this offering into 363,624 shares of our common stock, including 72,981 shares resulting from an anti-dilution adjustment for price protection granted to holders of our Series B preferred stock in conneciton with subsequent financings. Assuming (i) the issuance of 1,092,440 shares of Series C and 66,667 shares of Series E preferred stock upon exercise of warrants that will terminate if not exercised prior to the closing of this offering, convertible upon the completion of this offering into 1,159,107 shares of our common stock, (ii) the issuance of 2,581,919 additional shares of common stock pursuant to anti-dilution adjustments, and (iii) the conversion of all outstanding shares of our preferred stock into shares of common stock in connection with this offering, there would have been 20,182,909 shares of common stock outstanding. After this offering, there will be       shares of our common stock outstanding, or       shares if the underwriters exercise their option to purchase additional shares in full.

Upon completion of this offering and the filing of our amended and restated certificate of incorporation, the holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and will not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able to elect all of the directors standing for election, if they so choose. In all matters, other than the election of directors and except as otherwise required by law, our amended and restated certificate of incorporation or our amended and restated bylaws, the affirmative vote of a majority of the voting power of the shares present or represented by proxy at any meeting of stockholders and entitled to vote on the subject matter shall be the act of the stockholders. Directors shall be elected by a plurality of the voting power of the shares present or represented by proxy and entitled to vote. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock will be entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock will have no preemptive or conversion rights or other subscription rights and there will be no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Upon completion of this offering, our board of directors will have the authority, without any action by the stockholders, to issue from time to time, up to 10,000,000 shares of preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. Immediately after the closing of this offering, no shares of our preferred stock will be outstanding.

Warrants

As of March 31, 2010, there were warrants outstanding for the purchase of an aggregate of 1,449,750 shares of our preferred stock, all of which are subject to customary adjustments upon subdivisions, combinations or certain issuances of our common stock. These warrants expire on completion of this offering, and we expect that the holders of these warrants will exercise the warrants prior to the completion of this offering. On April 19, 2010, we issued 108,831 shares of Series B preferred stock and 181,812 shares of Series C preferred stock underlying warrants that were exercised by Plenus Technologies Ltd.

Registration Rights

For a discussion of registration rights we have granted to stockholders, please see the section of this prospectus entitled “Certain Relationships and Related Party Transactions — Registration Rights.”

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws, as will be in effect upon completion of this offering, contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws will include provisions that:

•	provide for our board of directors to be divided into three classes, with each director serving a three-year term and one class being elected at each annual meeting of stockholders;
•	allow the board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;
•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
•	prohibit cumulative voting in the election of directors;
•	require that special meetings of our stockholders be called only by a majority of the board of directors, the chairman of the board, the chief executive officer or the president;
•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors; and

•	require that certain amendments to the certificate of incorporation and the bylaws require the approval of the holders of at least 66 2/3% of the voting power of all outstanding voting stock.

The Delaware General Corporation Law

We will be subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of voting shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation that was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status, and any entity or person affiliated with or controlling or controlled by such entity or person.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of us. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                          located at                         .

Exchange Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “WNTG.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding an aggregate of approximately     shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of these shares, the     shares of common stock to be sold by us and the selling stockholders in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted Securities may be sold in the public market only if registered or it they qualify for exemption under Rules 144 or 701 under the Securities Act, which rules are summarized below, or another exemption.

As a result of the lock up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Date of Availability of Sale	Approximate Number of Shares
As of the date of this prospectus	—
90 days after the date of this prospectus	—
180 days after the date of this prospectus, although a portion of such shares will be subject to volume limitations pursuant to Rule 144

Lock-up Agreements

All of our directors and executive officers and substantially all of the holders of our capital stock have signed a lock-up agreement which prevents them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the underwriter representatives. This 180-day period may be extended if (i) during the last 17 days of the 180-day period we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. The representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, the representatives will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and
•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Rule 701

Any employee, officer or director of our company, or consultant to our company who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 but without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our stock option plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the Securities and Exchange Commission. However, no resale of these registered shares shall occur until after expiration of the 180-day lock-up period.

Registration Rights

At any time after 180 days following this offering, holders of approximately 19 million shares of our common stock may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our stock plans, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For additional information, see “Description of Capital Stock — Registration Rights.”

We have agreed not to file any registration statements during the 180-day period after the date of this prospectus with respect to the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable into common stock, other than one or more registration statements on Form S-8 covering securities issuable under our stock plans, without the prior written consent of Barclays Capital Inc. and Deutsche Bank Securities Inc.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

This section summarizes material U.S. federal income and estate tax consequences relating to the ownership and disposition of common stock to non-U.S. holders. This summary does not provide a complete analysis of all potential tax consequences. The information provided below is based on existing authorities. These authorities may change, possibly with retroactive effect, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than a citizen or resident of the United States, a corporation organized under the laws of the United States or any state, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, banks, insurance companies, or other financial institutions; persons subject to the alternative minimum tax; tax exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark to market method of accounting for their securities holdings; persons that own, or are deemed to own, more than 5% of our company (except to the extent specifically set forth below); certain former citizens or long-term residents of the United States; persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code. Finally, the summary does not describe the tax consequences of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent along with its own applicable certification. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply);
•	the non-U.S. holder is an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or
•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even if the individual is not considered a resident of the U.S.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or a USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised a majority of our assets. We do not believe that we are a USRPHC or that we will become one in the future. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed place of business maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax on dividends described above. To claim exemption from withholding for any effectively connected dividend or gain, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax with respect to property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property for federal estate tax purposes and therefore will be included in the gross estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by an estate tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide its U.S. taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on its returns. The withholding tax rate is currently 28%. Payments to corporations, whether domestic or foreign, are generally not subject to backup withholding.

Payments to non-U.S. holders of dividends on common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described above under “Dividends or Gain Effectively Connected With a U.S. Trade or Business.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules may generally be credited against any U.S. federal income tax liability of the holder.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES TO SUCH INVESTOR OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Barclays Capital Inc. and Deutsche Bank Securities Inc. are acting as representatives of the underwriters and joint book-running managers of this initial public offering. Under the terms of an underwriting agreement filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling shareholders the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;
•	the representations and warranties made by us and the selling stockholders to the underwriters are true;
•	there is no material change in our business or the financial markets; and
•	we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	Paid for By Wintegra		Paid for by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share.
Total.

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such public offering price less a selling concession not in excess of $     per share. After the initial public offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the initial public offering that are payable by us are estimated to be $     (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the initial public offering, other than the underwriting discounts and commissions.

Option to Purchase Additional Shares

We and the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of additional        shares from us and an additional      shares from the selling stockholders at the public offering price less underwriting discounts and commissions. This option may be exercised if the

underwriters sell more than      shares in connection with this offering. To the extent that this option is exercised, each underwriter will severally and not jointly be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the initial public offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, all of our directors and executive officers, holders of substantially all of our outstanding shares of common stock, including each of the selling stockholders have agreed that, subject to certain exceptions without the prior written consent of each of Barclays Capital Inc. and Deutsche Bank Securities Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or
•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Barclays Capital Inc. and Deutsche Bank Securities Inc. on behalf of the underwriters.

Barclays Capital Inc. and Deutsche Bank Securities Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital and Deutsche Bank Securities will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;
•	our financial information;
•	the ability of our management and our business potential and earning prospects;
•	the prevailing securities markets at the time of this offering; and
•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the initial public offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the initial public offering.
•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.
•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Nasdaq Global Market

We have applied to list our shares of common stock for quotation on the Nasdaq Global Market under the symbol “WNTG.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they expect to receive customary fees and expense reimbursement.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or
•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive provided that no such offer of securities shall require us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We and the selling stockholders have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us, the selling stockholders or the underwriters.

United Kingdom

Each of the underwriters has represented and agreed that:

•	it has not made and will not make an offer of the shares to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that has been approved by the FSA except that it may make an offer of the shares to persons who fall within the definition of “qualified investor” as that term is defined in Section 86(1) of the Financial Services and Markets Act 2000, or FSMA, or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to Section 85(1) of FSMA;
•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of FSMA does not apply; and
•	it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

Israel

In the State of Israel, the common stock offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;
•	a provident fund or a management company thereof, both as defined in the Law for Oversight of Financial Services (Provident Funds), 5765-2005;
•	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981;
•	a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A (b) of the Securities Law 5728-1968 (the “Securities Law”);
•	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Investment Advice, Investment Marketing and Portfolio Managements Law, 5755-1995 (the “Advice Law”), acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law;
•	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Advice Law, acting on its own account;
•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law;
•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law;
•	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);
•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the criteria on this list; and

•	an entity, other than an entity formed for the purpose of purchasing shares of common stock in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the shares of common stock offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

This document does not constitute a prospectus approved by the Israeli Securities Authority. The securities are being offered in Israel solely to investors of the categories listed in the First Annex to the Israeli Securities Law and possibly to a limited number of other investors, in all cases under circumstances that do not constitute an “offering to the public” under Section 15 of the Israeli Securities Law. This document may not be reproduced or used for any other purpose or furnished to any other person other than those to whom copies have been sent.

Nothing in this document should be considered consulting as defined in the Investment Advice, Investment Marketing and Portfolio Managements Law, 5755-1995.

Hong Kong

This prospectus supplement has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any shares other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares being offered by this prospectus supplement will be issued which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong except if permitted under the securities laws of Hong Kong; and any advertisement, invitation or document relating to the shares being offered by this prospectus supplement will be issued only to persons outside Hong Kong or to “professional investors” referenced in the immediately preceding sentence.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law (Law No. 25 of 1948, as amended, or the FIEL). Each underwriter has represented and agreed that the shares which it purchases will be purchased by it as principal and that, in connection with the offering, it will not, directly or indirectly, offer or sell any shares in Japan or to, or for the benefit of, any Japanese Person or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan. For the purposes of this paragraph, “Japanese Person” shall mean any “Person Resident in Japan” (kyojusha) as defined in Section 6, Paragraph 1, Item 5 of the Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended), including any corporation or other entity organized under the laws of Japan. If any underwriter offers to sell or solicits an offer to buy any shares to any Japanese Person by way of the “Solicitation for Small Number of Investors” (shouninzuu muke kan’yu) as defined in Section 23-13, Paragraph 4 of the FIEL, such underwriter shall make it clear in offering to sell or soliciting offers to buy such shares that sales of the shares are subject to the condition that any shares issued by the same issuer shall not be owned by 1,000 or more Japanese Persons.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, no person may offer or sell shares or cause such shares to be made the subject of an invitation for subscription or purchase, or circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such shares, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or (iii) to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA), to a relevant person defined in Section 275(2) of the SFA or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;
•	where no consideration is or will be given for the transfer; or
•	where the transfer is by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that the recipient is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Morrison & Foerster LLP, San Francisco, California. Shenhav & Co., our Israeli counsel, will pass upon certain matters relating to Israeli law. Certain legal matters in connection with this offering will be passed upon for the underwriters by White & Case LLP, New York, New York. Certain matters relating to Israeli law will be passed upon for the underwriters by Meitar Liquornik Geva & Leshem Brandwein, Ramat Gan, Israel.

EXPERTS

Our consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus and registration statement have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Empire Valuation Consultants, LLC., independent valuation consulting firm, acted as an independent third-party evaluator and provided a valuation of the fair value of our common stock as of the applicable grant dates. Their valuation is referred to in this prospectus in reliance on their report and upon the authority of that firm as experts in valuation.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of these materials may be obtained from such offices upon payment of the prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

WINTEGRA, INC. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

WINTEGRA, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Wintegra, Inc. (the “Company”) and its subsidiaries as of December 31, 2008 and 2009 and the related consolidated statements of operations, stockholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with generally accepted accounting principles in the United States.

Tel-Aviv, Israel May 7, 2010	/s/ KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

WINTEGRA, INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
In thousands

	December 31,		March 31, 2010
	2008	2009
			Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,701	$9,597	$8,346
Short-term deposits	3,777	1,670	1,670
Trade receivables, net	4,405	5,635	8,778
Inventories	1,596	1,850	2,691
Other accounts receivable and prepaid expenses	457	583	703
Total current assets	17,936	19,335	22,188
LONG-TERM ASSETS:
Long-term prepaid expenses	101	55	22
Severance pay fund	316	616	674
Property and equipment, net	1,140	1,806	1,771
Intangible assets, net	3,454	3,224	3,350
Total long-term assets	5,011	5,701	5,817
Total assets	$22,947	$25,036	$28,005

The accompanying notes are an integral part of the consolidated financial statements.

WINTEGRA, INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
In thousands, except share and per share data

	December 31,		March 31, 2010	Pro forma stockholders' equity as of March 31, 2010
	2008	2009
			Unaudited
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$626	$2,168	$2,397
Employees and payroll accruals	2,489	2,728	3,238
Accrued expenses and other liabilities	1,255	1,077	1,053
Total current liabilities	4,370	5,973	6,688
LONG-TERM LIABILITIES:
Accrued severance pay	417	682	762
STOCKHOLDERS' EQUITY:
Stock capital –
Common stock – Authorized: 26,000,000, 28,000,000 and 28,000,000 shares of $0.001 par value at December 31, 2008 and 2009 and as of March 31, 2010, respectively; Issued: 4,909,453, 4,926,110 and 4,947,427 shares at December 31, 2008 and 2009 and as of March 31, 2010, respectively; Outstanding: 4,908,703 and 4,926,110 and 4,947,427 shares at December 31, 2008 and 2009, and as of March 31, 2010, respectively; 80,000,000 (unaudited) authorized and 20,182,909 (unaudited) issued and outstanding (pro forma)	5	5	5	$20
Preferred stock – Authorized: 12,568,948, 12,685,615 and 12,685,615 shares of $0.001 par value at December 31, 2008 and 2009 and as of March 31, 2010, respectively; Issued and outstanding: 11,130,832 shares at December 31, 2008 and 2009, and as of March 31, 2010; 10,000,000 (unaudited) authorized and none (unaudited) issued and outstanding (pro forma); Liquidation preferences as of December 31, 2008 and 2009 and March 31, 2010 (unaudited) amounted $56,474, $57,243 and $57,372, respectively	11	11	11	—
Additional paid-in capital	51,899	54,138	54,689	59,890
Unrealized gain on hedging derivative instruments	11	—	2	2
Accumulated deficit	(33,766)	(35,773)	(34,152)	(34,152)
Total stockholders’ equity	18,160	18,381	20,555	$25,760
Total liabilities and stockholders' equity	$22,947	$25,036	$28,005

The accompanying notes are an integral part of the consolidated financial statements.

WINTEGRA, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands, except share and per share data

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
				Unaudited
Revenues	$29,465	$30,171	$28,578	$6,324	$12,098
Cost of revenues	6,331	6,414	6,384	1,342	3,592
Gross profit	23,134	23,757	22,194	4,982	8,506
Operating costs and expenses:
Research and development	14,430	17,711	15,522	3,814	4,535
Selling and marketing	5,901	7,330	6,420	1,611	1,914
General and administrative	2,024	2,568	1,472	409	387
Abandonment of lease agreement	—	—	643	—	—
Total operating costs and expenses	22,355	27,609	24,057	5,834	6,836
Operating income (loss)	779	(3,852)	(1,863)	(852)	1,670
Financial income (expenses), net	471	133	(144)	(90)	(49)
Net income (loss)	$1,250	$(3,719)	$(2,007)	$(942)	$1,621
Net income attributable to Preferred stockholders	$1,250	$—	$—	$—	$874
Net income (loss) attributable to Common stockholders	$—	$(3,719)	$(2,007)	$(942)	$747
Basic net income (loss) per share of Common stock	$—	$(0.79)	$(0.41)	$(0.19)	$0.15
Diluted net income (loss) per share of Common stock	$—	$(0.79)	$(0.41)	$(0.19)	$0.08
Weighted average number of shares of common stock used in computing basic income (loss) per share	4,538,912	4,704,535	4,915,948	4,908,828	4,939,503
Weighted average number of shares of common stock used in computing diluted income (loss) per share	4,538,912	4,704,535	4,915,948	4,908,828	20,949,744
Pro forma net income (loss) per share (unaudited) (Note 2u):
Basic			$(0.10)		$0.08
Diluted			$(0.10)		$0.07

The accompanying notes are an integral part of the consolidated financial statements.

WINTEGRA, INC. AND ITS SUBSIDIARIES
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
In thousands, except share data

	Common stock			Preferred stock			Additional paid-in capital	Unrealized gain on hedging derivative instruments	Accumulated deficit	Total comprehensive income (loss)	Total stockholders' equity
	Shares	Amount		Shares	Amount
Balance as of January 1, 2007	4,459,133	$5		10,714,166	$11		$45,263	$—	$(31,297)		$13,982
Issuance of Common stock upon exercise of options and vesting of restricted stock	162,517	—	(1)	—	—		156	—	—		156
Compensation related to options granted to directors and employees	—	—		—	—		1,455	—	—		1,455
Compensation related to warrants granted to consultants	—	—		—			6	—	—		6
Net income	—	—		—	—		—	—	1,250	$1,250	1,250
Total comprehensive income										$1,250
Balance as of December 31, 2007	4,621,650	5		10,714,166	11		46,880	—	(30,047)		16,849
Issuance of Series E Preferred stock to an investor, net	—	—		416,666	—	(1)	2,429	—	—		2,429
Issuance of Common stock upon exercise of options and vesting of restricted stock	287,053	—	(1)	—	—		197	—	—		197
Compensation related to options granted to directors and employees	—	—		—	—		2,390	—	—		2,390
Compensation related to warrants granted to consultants	—	—		—	—		3	—	—		3
Unrealized gain on hedging derivative instruments	—	—		—	—		—	11	—	$11	11
Net loss	—	—		—	—		—	—	(3,719)	(3,719)	(3,719)
Total comprehensive loss										$(3,708)
Balance as of December 31, 2008	4,908,703	5		11,130,832	11		51,899	11	(33,766)		18,160
Issuance of Common stock upon exercise of options and vesting of restricted stock	17,407	—	(1)	—	—		6	—	—		6
Compensation related to options granted to directors and employees	—	—		—	—		2,020	—	—		2,020
Compensation related to warrants granted to a financial institution	—	—		—	—		213	—	—		213
Realized gain on hedging derivative instruments	—	—		—	—		—	(11)	—	$(11)	(11)
Net loss	—	—		—	—		—	—	(2,007)	(2,007)	(2,007)
Total comprehensive loss										$(2,018)
Balance as of December 31, 2009	4,926,110	5		11,130,832	11		54,138	—	(35,773)		18,381
Exercise of stock options	21,317	—	(1)	—	—		10	—	—		10
Compensation related to options granted to directors and employees	—	—		—	—		514	—	—		514
Compensation related to warrants granted to a financial institution	—	—		—	—		27	—	—		27
Unrealized gain on hedging derivative instruments	—	—		—	—		—	2	—	2	2
Net income	—	—		—	—		—	—	1,621	1,621	1,621
Total comprehensive income										$1,621
Balance as of March 31, 2010 (unaudited)	4,947,427	$5		11,130,832	$11		$54,689	$2	$(34,152)		$20,555

(1)	Represents an amount lower than $1.

WINTEGRA, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
				Unaudited
Cash flows from operating activities:
Net income (loss)	$1,250	$(3,719)	$(2,007)	$(942)	$1,621
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	571	898	1,043	255	350
Write-off of leasehold improvements with respect to abandonment of lease agreement	—	—	225	—	—
Interest accrued on short-term deposits, net	(34)	8	2	2	—
Compensation related to options and warrants	1,461	2,393	2,233	571	541
Decrease (increase) in trade receivables	(715)	487	(1,230)	(457)	(3,143)
Increase in other accounts receivable and prepaid expenses	(86)	(51)	(126)	(190)	(118)
Decrease (increase) in inventories	(142)	241	(214)	(46)	(848)
Increase (decrease) in trade payables	(737)	(217)	1,472	520	229
Increase (decrease) in employees and payroll accruals	(417)	108	239	(228)	510
Decrease in accrued expenses and other liabilities	(400)	(21)	(203)	(8)	(75)
Accrued severance pay, net	212	(340)	(35)	(9)	22
Net cash provided by (used in) operating activities	963	(213)	1,399	(532)	(911)
Cash flows from investing activities:
Investment in short-term deposits	(5,692)	(6,853)	(2,271)	—	—
Proceeds from maturity of short-term deposits	10,514	5,514	4,365	—	—
Purchase of property and equipment	(303)	(290)	(1,225)	(77)	(88)
Acquisition of intangible assets	(916)	(1,443)	(424)	(415)	(295)
Decrease (increase) in long-term prepaid expenses	(31)	9	46	7	33
Net cash provided by (used in) investing activities	3,572	(3,063)	491	(485)	(350)
Cash flows from financing activities:
Net proceeds from issuance of Preferred stock	—	2,429	—	—	—
Net proceeds from issuance of Common and restricted stock derived from exercise of stock options	88	175	6	—	10
Net cash provided by financing activities	88	2,604	6	—	10
Increase (decrease) in cash and cash equivalents	4,623	(672)	1,896	(1,017)	(1,251)
Cash and cash equivalents at beginning of year	3,750	8,373	7,701	7,701	9,597
Cash and cash equivalents at end of year	$8,373	$7,701	$9,597	$6,684	$8,346
Supplemental disclosure of non-cash investing and financing activity:
Purchase of property and equipment with credit	$148	$119	$95	$15	$51
Reclassification of inventory to property and equipment	$128	$9	$(40)	$4	$7

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 1. GENERAL

Wintegra, Inc. and its wholly-owned subsidiaries (“the Company”) are engaged in the design, development and marketing of single-chip solutions to access infrastructure equipment providers. The Company's subsidiaries are located in Israel, the U.S., the U.K. and Canada.

The Company is a provider of highly integrated network processors optimized for mobile backhaul, 3G and 4G wireless and wireline broadband networks. The Company’s solutions integrate its proprietary processor architecture and networking software into a single semiconductor device to provide system-level intelligence to communications infrastructure original equipment manufacturers.

The Company has derived a substantial portion of its revenues from a relatively small number of customers. As to information regarding geographic markets and major customers, see Note 11. If a major customer decides to discontinue or significantly reduce purchasing products from the Company, the Company may not be able to recoup the lost revenue.

All of the Company's semiconductor products are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company's business, the Company is and will continue to be dependent upon these subcontractors to achieve acceptable manufacturing yields, quality levels and costs, and they must allocate sufficient capacity to the Company in order to meet the Company's needs in a timely manner. Revenues could be materially and adversely affected should any of these subcontractors fail to meet the Company's requests for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(a) Use of estimates:

The preparation of financial statements, in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(b) Financial statements in U.S. dollars:

All of the revenues of the Company are generated in U.S. dollars (“dollars”). A portion of the subsidiaries' costs is currently paid in their local currencies; however, a substantial portion of the expenses are denominated in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with ASC 830 (formerly known as SFAS No. 52, “Foreign Currency Translation”). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the Statements of Operations as financial income or expenses as appropriate.

(c) Unaudited interim financial information:

The consolidated balance sheet as of March 31, 2010 and the related consolidated statements of operations and cash flows for the three months ended March 31, 2009 and 2010, and the statement of changes in stockholders' equity for the three months ended March 31, 2010 are unaudited. This unaudited information has been prepared by the Company on the same basis as the audited annual consolidated financial statements and, in management’s opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

financial information, in accordance with generally accepted accounting principles, for interim financial reporting for the periods presented and accordingly, they do not include all of the information and footnotes required by U.S. GAAP for audited financial statements. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

(d)	Principles of consolidation:

The consolidated financial statements include the accounts of Wintegra Inc. and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

(e)	Cash equivalents:

The Company considers all investments which are readily convertible into cash with maturity of three months or less, at the date of acquisition, to be cash equivalents.

(f)	Short-term deposits:

A short-term bank deposit is a deposit with a maturity of more than three months but less than one year. The deposits are substantially in U.S. dollars and bear interest at rates ranging between 1.09% and 1.5%. The short-term deposits are presented at cost, including accrued interest.

(g)	Derivative instruments:

In 2008, the Company adopted a foreign currency cash flow hedging program using foreign currency forward contracts (“derivative instrument”) in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These transactions are designated as cash flow hedges, as defined by ASC 815 “Derivatives and Hedging” (formerly known as SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”).

ASC 815 requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The Company measured the fair value of the derivative instruments in accordance with ASC 820 “Fair Value Measurements and Disclosures” (formerly known as SFAS 157, “Fair Value Measurements”) at level 2. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

The Company's cash flow hedging strategy is to hedge against the risk of changes in cash flows resulting from forecasted foreign currency salary payments during the year. The Company hedges portions of its forecasted expenses denominated in New Israel Shekels (“NIS”) with forward exchange contracts. These forward exchange contracts are designated as cash flow hedges, as defined by ASC 815-30 “Cash Flow Hedges”, and are all effective.

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Net gains from currency forward transactions were $0 and $24 during the years ended December 31, 2008 and 2009, respectively.

(h)	Inventories:

Inventories are stated at the lower of cost or market value. Inventory reserves are provided to cover risks arising from slow-moving items or technological obsolescence and items with a market price that is lower than cost. Cost of inventories is determined as the cost of raw material and manufacturing cost. Cost of raw material is determined using the “first-in-first-out” method. The cost of work in progress and finished products are determined on the basis of raw materials and manufacturing costs, calculated on an average basis.

(i)	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers, manufacturing and peripheral equipment	14 – 33 (primarily 33)
Office furniture and equipment	6 – 15 (primarily 15)
Leasehold improvements	By the shorter of the term of the lease and the life of the asset
(j)	Intangible assets, net:

Intangible assets consist mainly of intellectual property (“IP”) acquired from third parties and license rights that represent core technology that the Company has purchased. Intangible assets are amortized using the straight-line method over the estimated useful life of the core technology (generally 7 years).

(k)	Impairment of long-lived assets:

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360 (formerly known as SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For the years ended December 31, 2007, 2008 and for the three months ended March 31, 2009 (unaudited) and 2010 (unaudited), no impairment losses were identified. For the year ended December 31, 2009, the Company has written off an amount of $225 of leasehold improvements in connection with the cancellation of a lease agreement (see Note 7(e)(2)).

(l)	Revenue recognition:

The Company generates revenues from selling its products to Original Equipment Manufacturers (“OEM”), Original Design Manufacturers (“ODM”) and sub systems manufacturers, which are considered to be end-users. Additionally, the Company provides certain software tools and engineering services that are sold separately from the sales of the other products.

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred and title has passed to the customer, the seller's price to the buyer is fixed or determinable, no further obligation exists and collectibility is reasonably assured. The Company has no further obligations to its customers after delivery is made and does not grant its customers any rights of return.

Revenues from sales of software tools and maintenance, which are sold separately from the other products, are recognized in accordance with ASC 985-605 (formerly known as Statement of Position 97-2, “Software Revenue Recognition”). The Company uses the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for the maintenance. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

The Company recognizes revenues from engineering services when the services are performed.

(m)	Research and development costs:

Research and development costs are charged to the consolidated statements of operations as incurred.

(n)	Severance pay:

(1) The Israeli subsidiary has a liability for severance pay pursuant to Israeli law, based on the most recent monthly salary of its employees multiplied by the number of years of employment as of the balance sheet date for such employees. The Israeli subsidiary's liability is partially provided by monthly deposits to severance pay funds and insurance policies.

The deposited funds include profits and losses accumulated to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

As part of employment agreements, the Company and certain of its employees agreed to the terms set forth in Section 14 of the Israeli Severance Pay Law, according to which amounts deposited in severance pay funds by the Company shall be the only severance payments released to the employee upon termination of employment, voluntarily or involuntarily. Accordingly, no additional severance pay accrual is provided in the Company's financial statements as of December 31, 2008 and 2009 in connection with the severance liability of these employees.

Severance expenses (income) for the years ended December 31, 2007, 2008 and 2009 amounted to approximately $175, $(331) and $(37), respectively.

(2) Some of the employees are entitled to participate in defined contribution pension plans upon retirement (or earlier pension to spouse in case of death) or disability payments, in accordance with their employment agreements. To secure these obligations, the Company deposits, on an ongoing basis, 6% of the employee gross salary to relevant pension funds and charges such amounts to current operations. Sums paid to purchase insurance policies and pension funds and the related liabilities are not presented on the Company's balance sheet, as these are not under the control of the Company.

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company's deposits under these plans amounted to $88, $84, $61 and $17 for the years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2010 (unaudited), respectively.

(o)	Accounting for stock-based compensation:

The Company accounts for equity-based compensation in accordance with ASC 718, “Stock Compensation”. ASC 718-10 requires companies to estimate the fair value of equity-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The following table sets forth the total stock-based compensation expense resulting from stock options included in the consolidated statements of operations:

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
				Unaudited
Research and development	$616	$1,048	$1,169	$305	$309
Selling and marketing	242	415	476	128	127
General and administrative	597	927	375	112	78
Total stock-based compensation expense	$1,455	$2,390	$2,020	$545	$514

The fair value of stock-based awards is estimated using the Binomial model with the following weighted-average assumptions:

	Year ended December 31,
	2007	2008	2009
Suboptimal exercise multiple	2 – 3	2 – 3	2 – 3
Interest rate	4.5% – 5.1%	0.5% – 5.7%	0.4% – 5.2%
Volatility	53% – 71%	56% – 74%	51% – 69%
Dividend yield	0%	0%	0%
Weighted average expected forfeiture rate	5%	5%	5%
Weighted-average fair value of common stock at grant date	$9.30	$5.45	$4.30
Weighted-average fair value of option at grant date	$4.81	$3.35	$2.42

The computation of expected volatility is based on realized historical stock price volatility of peer companies. The computation of the suboptimal exercise multiple and the forfeiture rate is based on the employees’ expected exercise and on prior to and post vesting termination behavior. The interest rate for the period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

As of December 31, 2009 and March 31, 2010 (unaudited), $4,000 and $3,486 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.85 years.

The Company applies ASC 718 and ASC 505-50 (formerly known as EITF No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”) with respect to options and warrants issued to non-employees. ASC 718 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in ASC 505.

(p)	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term deposits and trade receivables.

The majority of cash, cash equivalents and short-term deposits of the Company are invested in U.S. dollar deposits in major U.S., U.K. and Israeli banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, cash and cash equivalents and short-term deposits may be redeemed on demand, and therefore minimal credit risk exists with respect to these deposits and investments.

The Company's trade receivables are mainly derived from sales to large and financially stable organizations located mainly in the United States, Europe and Asia. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. The Company requires no collateral from its customers. The allowance for doubtful accounts is determined with respect to specific debts where collection is doubtful. As of December 31, 2008 and 2009, the Company recorded an allowance for doubtful accounts in the amount of $45 and $57, respectively.

Changes in the Company’s allowance for doubtful accounts are as follows:

Allowance for doubtful accounts
Balance as of January 1, 2007	$—
Provision	—
Recoveries	—
Balance as of December 31, 2007	—
Provision	45
Recoveries	—
Balance as of December 31, 2008	45
Provision	57
Recoveries	(45)
Balance as of December 31, 2009	$57

The Company has no off-balance-sheet concentration of credit risk, except for certain foreign currency hedging arrangements, as discussed in Note 2(g).

(q)	Income taxes:

The Company accounts for income taxes in accordance with ASC 740 (formerly known as SFAS 109 “Accounting for Income Taxes”). ASC 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

ASC 740-10 (formerly known as FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an Interpretation of FASB Statement No. 109) contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its financial expenses.

(r)	Fair value of financial instruments:

The carrying amounts reported in the balance sheet for cash and cash equivalents, short-term deposits, trade receivables, other accounts receivables, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.

Fair value is an exit price, representing the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

(s)	Comprehensive income (loss):

ASC 220 (formerly known as SFAS 130 “Reporting Comprehensive Income”), establishes standards for reporting and displaying comprehensive net income (loss) and its components in stockholders' equity. ASC 220 requires the components of other comprehensive income (loss), such as changes in fair value of hedging derivative instruments, to be added to the Company's net income (loss) to arrive at comprehensive net income (loss). Other comprehensive income (loss) items have no impact on net income (loss) as presented on the Company's consolidated statements of operations. The Company's comprehensive income (loss) includes the net income or loss and the changes in fair value of hedging instruments.

(t)	Net income (loss) attributable to common stockholders:

Under the Company's amended and restated certificate of incorporation, prior to the consummation of a qualified IPO, holders of the Company's preferred stock are entitled to a preference in the event that the Company declares or distributes dividends to receive, prior to distribution of any dividends to holders of any of its common stock, at a fixed rate of the original issue price per share on a non-cumulative basis (see also Note 8). In accordance with ASC 260 (formerly known as Statement of Financial Accounting Standards No. 128, “Earnings per Share”), the Company has deducted the value of the preferred stock dividend preference from its reported net income to compute net income (loss) attributable to Common stockholders, even though the Company has neither declared nor distributed any dividends since inception. Net income (loss) attributable to Common stockholders is used to compute income per share.

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(u)	Basic and diluted net earnings (loss) per share:

Basic net income (loss) per share (“Basic EPS”) is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, excluding shares subject to repurchase, using the two-class method as required by ASC 260-10 “Other Presentation Matters” (formerly known as EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”). The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, net income (loss) is reduced by the contractual amount of dividends (or interest on participating income bonds) that must be paid for the current period. The remaining earnings are then allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed.

The total earnings allocated to each security are determined by adding together the amount allocated for dividends and the amount allocated for a participation feature. The total earnings allocated to each security are then divided by the weighted average number of outstanding shares of each class of the security to which the earnings are allocated to determine the net income per share for the class of such security.

Diluted net income (loss) per share (“Diluted EPS”) gives effect to all dilutive potential common stock outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options and warrants is computed using the treasury stock method. The total weighted average number of shares related to the outstanding preferred stock, warrants to preferred stock and options excluded from the calculations of diluted earnings per share, since they would have an anti-dilutive effect, was 15,243,963, 18,616,435, 19,233,718, 18,950,797 and 69,167 for the years ended December 31, 2007, 2008 and 2009 and three months periods ended March 31, 2009 (unaudited) and 2010 (unaudited), respectively.

The unaudited pro forma Basic and Diluted EPS for the year ended December 31, 2009 and three months ended March 31, 2010 assumes the exercise of all the outstanding warrants to preferred stock into such stock and thereafter the automatic conversion of the outstanding convertible preferred stock into common stock as of the later of the beginning of the period or the issuance date of the warrants to preferred stock, using the conversion rate effective December 31, 2009 and March 31, 2010.

The following table sets forth the computation of pro forma Basic and Diluted EPS for the year ended December 31, 2009 and the three months ended March 31, 2010:

	Year ended December 31, 2009	Three months ended March 31, 2010
	Unaudited
Numerator
Net income (loss) as reported	$(2,007)	$1,621
Numerator for basic and diluted pro forma net income per share of common stock	$(2,007)	$1,621

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

	Year ended December 31, 2009	Three months ended March 31, 2010
	Unaudited
Denominator
Weighted average shares used in computing basic net income per share	4,915,948	4,939,503
Adjustments to reflect the effect of the assumed conversion of the Preferred stock from their issuance date or beginning of the period	15,224,371	15,235,482
Denominator for basic pro forma calculation, weighted average shares	20,140,319	20,174,985
Potential common stock attributable to stock options	—	1,668,475
Denominator for diluted calculation, weighted average shares	20,140,319	21,843,460
Pro forma net income (loss) per share (unaudited)
Basic	$(0.10)	$0.08
Diluted	$(0.10)	$0.07
(v)	Pro forma shareholders' equity (unaudited):

The pro forma shareholders' equity as of March 31, 2010 reflects the exercise of all the outstanding warrants to preferred stock into such stock and thereafter the conversion of all the convertible preferred stock into common stock then outstanding upon the closing of the Company's contemplated initial public offering, using the conversion rate effective at March 31, 2010.

(w)	Impact of recently issued accounting pronouncements:

In June 2009, the FASB issued what has been codified in ASC 105 “Generally Accepted Accounting Principles” (formerly known as SFAS No. 168, the FASB Accounting Standards Codification and Hierarchy of GAAP — a replacement of SFAS 162). The Financial Accounting Standards Board (FASB) Accounting Standards CodificationTM (Codification) became the single source of authoritative U.S. GAAP. The Codification did not create any new GAAP standards but incorporated existing accounting and reporting standards into a new topical structure with a new referencing system to identify authoritative accounting standards, replacing the prior references to Statement of Financial Accounting Standards (SFAS), Emerging Issues Task Force (EITF) consensuses, FASB Staff Positions (FSP), etc. Authoritative standards included in the Codification are designated by their Accounting Standards Codification (ASC) topical reference, and new standards will be designated as Accounting Standards Updates (ASU), with a year and assigned sequence number. The adoption of the Codification did not have a material impact on the Company’s consolidated financial statements and notes thereto. The Company has appropriately updated its disclosures with the appropriate Codification references for the year ended December 31, 2009.

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 3. INVENTORIES

	December 31,		March 31, 2010
	2008	2009
			Unaudited
Raw materials (including packaging materials)	$374	$786	$677
Work in progress	873	575	1,490
Finished products	349	489	524
	$1,596	$1,850	$2,691

NOTE 4. PROPERTY AND EQUIPMENT, NET

	December 31,
	2008	2009
Cost:
Computers, manufacturing and peripheral equipment	$2,619	$3,818
Office furniture and equipment	361	361
Leasehold improvements	351	207
	3,331	4,386
Accumulated depreciation:
Computers manufacturing and peripheral equipment	1,813	2,157
Office furniture and equipment	194	223
Leasehold improvements	184	200
	2,191	2,580
Depreciated cost	$1,140	$1,806

Depreciation expenses for the years ended December 31, 2007, 2008 and 2009, were $310, $418 and $389, respectively. As for liens, see Note 7(a).

NOTE 5. INTANGIBLE ASSETS, NET

Intangible assets, net, consist mainly of intellectual property (“IP”) acquired from third parties. The IP acquired consists of technologies used in the development of the Company's products and which will eventually be incorporated into the Company’s products. See also Note 7(c).

Intangible assets consisted of the following:

	December 31,
	2008	2009
Acquired IP	$5,313	$5,737
Less: Accumulated amortization	1,859	2,513
	$3,454	$3,224

Amortization of intangible assets totaled $261, $480 and $654 during the years ended December 31, 2007, 2008 and 2009, respectively.

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 5. INTANGIBLE ASSETS, NET  – (continued)

Future amortization expenses are estimated to be as follows:

Year ending December 31,
2010	$658
2011	658
2012	658
2013	646
2014	420
2015	184
$3,224

NOTE 6. RELATED PARTY TRANSACTIONS

In connection with the Series B Preferred stock acquisition in 2002, one of the Company's Preferred stockholders (“the Investor”) received a right of first offer and negotiations in connection with a potential acquisition of the Company. This right terminates upon completion of an Initial Public Offering of the Company's shares.

In April 2003, following the Series C Stock Purchase Agreement, the Company and the Investor entered into a co-marketing and license agreement and a supply agreement.

During the first quarter of 2005, the Company and the Investor entered into a development agreement that was formally signed in June 2005. According to the agreement, the Investor designed and implemented a component, which was incorporated in the Company's product. In connection with this agreement, the Company paid the Investor $100 (the total remaining amount due) for the year ended December 31, 2007. No amounts were paid in 2008 and 2009 in connection with this development agreement.

The Investor also acted as the manufacturer and sole supplier of certain components of the Company's products. Cost of revenue includes expenses paid to or accrued for the Investor of $397, $1,053, $1,296, $296 and $1,616 for the years ended December 31, 2007, 2008 and 2009 and three month periods ended March 31, 2009 (unaudited) and 2010 (unaudited), respectively.

As of December 31, 2008 and 2009 and March 31, 2010 (unaudited), the Company had outstanding payable balances to the Investor in the amount of $0, $387 and $634, respectively, which were included as part of the trade payables.

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES

(a)	Liens:

The Company has placed fixed liens on some of its computers with a book value of $165, in favor of one of its creditors.

In addition, as part of the line of credit agreement signed in March 2009 (see also Note 8(d)(6)), the Company recorded pledge and floating liens on all of its assets in favor of the lender. See also Note 13(c).

The Company has provided a bank guarantee to its lessor in the amount of $286.

(b) Lease commitments:

The Company leases facilities under various non-cancelable operating lease agreements, which expire on various dates, the latest of which is in 2011. Aggregate minimum rental commitments

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

under non-cancelable operating leases (excluding abandonment of a lease agreement from August 2009) as of December 31, 2009, are as follows:

Year ending December 31,
2010	$780
2011	599
Total	$1,379

Total rent expenses for the years ended December 31, 2007, 2008 and 2009 totaled $721, $874 and $785, respectively. See also Note 7(e)(2).

The Israeli subsidiary leases motor vehicles under cancelable operating lease agreement. The Israeli subsidiary has an option to be released from this agreement, which may result in penalties in a maximum amount of $76 as of December 31, 2009.

(c)	Other commitment:

The Company is obligated to pay royalties to third parties based on agreements that allow the Company to incorporate the third parties’ technologies into the Company's products. The royalties are calculated as percentage of revenues subject to minimum amounts per unit. The obligation to pay royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required.

Royalty expenses to the third parties amounted to $469, $343 and $126 for the years ended December 31, 2007, 2008 and 2009, respectively.

(d)	Bank guarantee:

The Company provided a bank guarantee to one of its lessors in the total amount of $189.

(e)	Legal matters:

(1) From 2006 through 2009, the Company received letters from five of its customers (the “Customers”), alleging that components of Company products sold to the Customers and incorporated into Customer products, may be implicated in a certain patent litigation in which the Customers are defendants, and requesting that the Company indemnify the Customers. At this time, the Company has not agreed to indemnify any customer with regard to this litigation and all but one customer has settled the litigation without continuing to seek indemnity. The patent claim is currently stayed, pending the plaintiff’s appeal regarding the U.S. Patent Office’s rejection of the applicable claims in the subject patent. In December 2008, the Company received a cautionary notification and request for assistance from a customer, due to an infringement allegation made by a patent-holder in Europe, and to which this customer has possibly connected some of the Company’s products. The Company has denied the allegations of infringement and offered technical assistance to this customer and the customer has not been in further contact with the Company in regards to this matter.

Based on the Company’s investigation of these matters to date, management believes that the likelihood of liabilities for these claims is remote. In addition, at this stage the Company is unable to assess the amounts of the possible indemnification obligations. Thus, the Company’s results of operations do not contain any provision related to these matters.

(2) Abandonment of lease agreement — on August 18, 2009, Wintegra Ltd. (wholly-owned subsidiary of the Company located in Israel, “Wintegra Ltd.”) sent a notice of cancellation and termination of a lease agreement dated April 1, 2007 (the “Lease Agreement”) due to breaches

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

of contract by the landlord (the “Landlord”). In response to the cancellation of the Lease Agreement, the Landlord realized a bank guarantee provided by Wintegra Ltd. in the amount of $600 and filed a petition with the Tel Aviv Magistrate Court to prevent Wintegra Ltd. from realizing the back-to-back bank guarantee provided by the landlord in the amount of $300. On October 15, 2009, the Court ordered that Wintegra Ltd. is entitled to realize the landlord's bank guarantee and in October 2009 Wintegra Ltd. realized the guarantee. The net loss of $300 resulting from realization of the guarantees was recorded as part of “abandonment of new lease agreement” in 2009. Also in 2009, the Company recorded an accrual for additional legal and other costs related to the Lease Agreement and a write-off of all unamortized leasehold improvements related to the Lease Agreement in a total amount of $225 in accordance with ASC 360 (formerly known as SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”). In November 2009, the Landlord filed a claim with the Tel Aviv Magistrate Court suing Wintegra Ltd. in the amount of approximately $2,750. In December 2009, Wintegra Ltd. filed its response to the claim and a counterclaim for its damages in the amount of approximately $585.

Based on the Company's investigation of these matters to date, management believes that it has meritorious defenses to any additional claim related to the lease agreement, and that the expenses recorded during 2009 fairly represent the probable outcome of this claim.

NOTE 8. STOCKHOLDERS' EQUITY

(a)	Composition of stock capital:

	Authorized(4)		Issued		Outstanding
	December 31,		December 31,		December 31,
	2008	2009	2008	2009	2008	2009
	Number of shares
Shares of $0.001 par value(4):
Common stock(1)	26,000,000	28,000,000	4,909,453	4,926,110	4,908,703	4,926,110
Series A Preferred stock(2)	2,525,000	2,525,000	2,524,996	2,524,996	2,524,996	2,524,996
Series B Preferred stock(2)(3)	3,989,019	3,989,019	3,850,206	3,850,206	3,850,206	3,850,206
Series C Preferred stock(2)	5,211,751	5,211,751	3,912,452	3,912,452	3,912,452	3,912,452
Series D Preferred stock(2)	426,512	426,512	426,512	426,512	426,512	426,512
Series E Preferred stock(2)	416,666	533,333	416,666	416,666	416,666	416,666
	38,568,948	40,685,615	16,040,285	16,056,942	16,039,535	16,056,942

(1)	Shares of Common stock confer upon their holders voting rights, the right to participate in stockholders’ meetings (each share confers one vote) and the right to participate in any distribution of dividends.
(2)	Shares of Series A, B, C, D and E Preferred stock confer upon their holders voting rights and the right to receive non-cumulative dividends at the rate of 8% in any distribution of dividends. In the event of a liquidation, each of Series A, B, C, D and E Preferred stock are entitled first to return of investment plus (for all Series except for Series E) interest of LIBOR+1% per annum, and thereafter to participate in a pro rata share of remaining proceeds; for each series, the liquidation preference is no longer payable in the event of a return on investment exceeding a certain multiple. Shares of Preferred stock

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 8. STOCKHOLDERS' EQUITY  – (continued)

Series A, B, C, D and E are convertible, at any time, into Common stock at a one for one basis. In addition, shares of Series B Stock receive anti-dilution protection upon conversion as a result of issuance of Series C Stock at a lower price per share. Holders of Preferred Stock have voting rights which are equal to those of the underlying Common stock. These shares will be automatically converted into shares of Common stock upon closing of an IPO.
(3)	In 2001, the Company issued shares of Series B Preferred stock at a purchase price of $5.51 per share. In 2003, the Company issued shares of Series C Preferred stock at a purchase price of $3.30 per share. According to the provisions of the Company’s Certificate of Incorporation, the Series B Preferred stock was entitled to “full ratchet” anti-dilution protection in the event of a future round of financing at a price per share less than $5.51. The full ratchet protection provides the holders of Series B stock with full price protection on their shares of Series B stock, so that when any holder of Series B stock converts those shares to Common stock, such holder would receive that number of shares of Common stock that reflect an investment at the lower price per share. The holders of the 3,850,206 shares of Series B Preferred stock are entitled to convert them into 6,432,125 shares of Common stock.
(4)	On October 29, 2008, the Company’s stockholders approved the Ninth Amended and Restated Certificate of Incorporation according to which the number of authorized shares of Common stock increased to 26,000,000, and number of authorized shares of Preferred stock increased to 12,568,948. On January 29, 2009, the Company increased the number of Authorized Common Stock to 28,000,000 shares of Common stock and the number of Authorized Preferred E shares to 533,333, in connection with the Line of Credit agreement.
(b)	Issuance of Series E Preferred stock:

In November 2008, the Company effected a private placement and issued 416,666 shares of Preferred E stock of $0.001 par value each to a new Investor (“the New Investor”) in total consideration of $2,429, net of issuance costs, at $6.00 per share. In addition, the New Investor purchased directly from certain employees of the Company 621,325 shares of Common Stock at a price of $5.00 per share.

(c)	Stock option plans:

Under the Company’s 2006 Equity Incentive Plan (“the Plan”), stock options, restricted stock, restricted stock units, stock appreciation rights, performance shares, performance units, deferred stock units and dividend equivalents (“Equity Awards”) may be granted to directors, employees and consultants of the Company or its subsidiaries. Through December 31, 2009, the Company reserved for issuance 5,894,759 shares of Common stock for Equity Awards. As of December 31, 2009, an aggregate of 176,790 shares of Common stock of the Company remain available for future grant.

On February 11, 2009, the Company’s Board of Directors approved an increase of the number of options to purchase shares of Common stock, available for future grants, by 500,000. See also Note 13(a) for further increases approved subsequent to balance sheet date.

Each option granted under the Plan is exercisable until 10 years from the date of the grant of the option. The options vest primarily over four years in accordance with the following schedule: 25% shall be released 12 months after the vesting commencement date, and 1/48 of the shares shall vest each month thereafter. Any options, which are forfeited or expired, unexercised, become available for future grants. Certain options are subject to accelerated vesting upon change in control.

On November 5, 2008, the Company’s board of directors approved a stock option exchange program for all employees' outstanding share options. Under the exchange program, the Company exchanged 1,358,894 outstanding share options previously granted with an exercise price of $6.28 and $10.00 per share, under the 2003 and 2006 Employee Stock Option Plans, for options with a new exercise price of $5.00 per share. All other terms of those options remain unchanged.

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 8. STOCKHOLDERS' EQUITY  – (continued)

As a result of the exchange, 1,358,894 options with exercise prices of $6.28 and $10.00 per share were cancelled and a same amount of options with an exercise price of $5.00 per share was granted.

The Company accounted for the exchange of options under the provisions of ASC 718, which indicates that a modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant date fair value of the original award, plus the incremental value of the modification to the award. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. That is, the original (pre-modification) option will be valued based on current assumptions, without regard to the assumptions made on the grant date and, therefore, the expected term used to measure the value of the pre-modification option is not limited to the remainder of the expected term estimated on the grant date. As a result of the modification, the Company will record an additional expense in the amount of $542 to be recognized over a period ending on July 2012.

Compensation expenses with respect of this exchange of options totaled $261 and $120 in the years ended December 31, 2008 and 2009, respectively.

In November 2008, the Company also accelerated the vesting period of 6,667 options and extended the exercise period of 80,000 options granted to two of its former directors. The total expenses associated with the modification amounted to $155 and were recorded immediately on the modification date.

A summary of the Company’s stock option activity and related information is as follows:

	Amount	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding at January 1, 2009	3,751,280	$2.78	5.81	$8,323
Granted	617,150	$4.03
Forfeited	(59,855)	$6.50
Exercised	(16,717)	$0.29
Outstanding at December 31, 2009	4,291,858	$2.94	5.53	$7,036
Vested and expected to vest at December 31, 2009	3,861,741	$2.73	5.29	$7,018
Exercisable at December 31, 2009	3,023,521	$2.28	4.01	$6,867

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 8. STOCKHOLDERS' EQUITY  – (continued)

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s Common stock fair value as of December 31, 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009, was $1,143, $1,759 and $73, respectively.

The options outstanding under the Company's equity incentive plan as of December 31, 2009 and as of March 31, 2010 (unaudited), respectively, have been separated into exercise prices as follows:

Exercise price	Options outstanding as of December 31, 2009	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2009	Weighted average remaining contractual life	Weighted average exercise price of options exercisable
		Years			Years
$ 0.20	930,500	0.97	$0.20	930,500	0.97	$0.20
$ 0.55	623,494	3.13	$0.55	623,494	3.13	$0.55
$ 1.10	20,760	4.80	$1.10	20,760	4.80	$1.10
$ 2.20	326,751	5.05	$2.20	326,751	5.05	$2.20
$ 4.00	600,350	10.00	$4.00	—	—	$4.00
$ 5.00	1,787,503	7.34	$5.00	1,120,558	6.71	$5.00
$10.00	2,500	8.05	$10.00	1,458	8.02	$10.00
	4,291,858	5.53	$2.94	3,023,521	4.01	$2.28

Exercise price	Options outstanding as of March 31, 2010	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of March 31, 2010	Weighted average remaining contractual life	Weighted average exercise price of options exercisable
		Years			Years
Unaudited
$ 0.20	918,000	0.73	$0.20	918,000	0.73	$0.20
$ 0.55	616,177	2.86	$0.55	616,177	2.86	$0.55
$ 1.10	20,760	4.55	$1.10	20,760	4.55	$1.10
$ 2.20	323,001	4.73	$2.20	323,001	4.73	$2.20
$ 4.00	596,850	9.75	$4.00	—	—	$4.00
$ 5.00	1,756,094	6.95	$5.00	1,211,524	6.39	$5.00
$10.00	2,500	7.81	$10.00	1,583	7.78	$10.00
	4,233,382	5.22	$2.94	3,091,045	3.82	$2.37

The fair value assigned to the Common stock in order to calculate the compensation resulting from employee options grant, was determined primarily by management and the board of directors. In determining fair value, management has considered a number of factors, including investment agreements with investors and independent valuations and appraisals.

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 8. STOCKHOLDERS' EQUITY  – (continued)

The options granted during the 12 months prior to December 31, 2009 have been classified by exercise price as follows:

Exercise price	Grant date	Fair value of Common stock	Intrinsic value	Number of options granted
$5.00	February 8, 2009	$5.00	$—	16,800
$4.00	December 31, 2009	$4.28	$0.28	600,350
				617,150

The fair value assigned to the Common stock in order to calculate the compensation resulting from employee option grants was determined primarily by management. In determining fair value, management has considered a number of factors, including a transaction with a third party (see also Note 8(b)) and independent valuations.

(d)	The Company’s outstanding warrants to investors and others as of December 31, 2009, are as follows:

Issuance date	Number of warrants	Series of Preferred shares	Exercise price per share	Exercisable through
June 2002(1)(2)	72,554	Series B	$5.51	The earlier of June 3, 2010, closing of an IPO of the Company or an M&A transaction.
December 2002(1)(2)	36,277	Series B	$5.51	The earlier of June 3, 2010, closing of an IPO of the Company or an M&A transaction.
March 2003(3)	910,628	Series C	$3.30	The earlier of the closing of an IPO of the Company, or an M&A transaction.
August 2004(4)	181,812	Series C	$3.30	The earlier of June 2013, closing of an IPO, or an M&A transaction.
August 2004(4)	181,812	Series C	$3.30	(5)
March 2009(6)	66,667	Series E	$6.00	The earlier of March 2016, closing of an IPO of the Company or an M&A transaction.
	1,449,750

(1)	Issued to lenders, in connection with loan agreements. The fair value of these warrants was recorded as debt issuance costs, which was amortized over the term of the loan.
(2)	The holders of the warrants exercisable to Preferred B stock are entitled to the ratchet as described in (a)(3) above. These warrants are exercisable to 181,812 shares of Common stock. See note 13(b).
(3)	Issued to investors in connection with Preferred C stock investment round.
(4)	Issued to lenders. See note 13(b).
(5)	On March 1, 2009, the Company signed an amendment to this warrant agreement, according to which the warrants are exercisable through the earliest of August 2013, or twelve months after the consummation of an exit transaction (IPO or: (a) the sale of all or substantially all of the shares of stock of the Company, property and/or assets (including by way of share swap); or (b) the merger or consolidation of the Company with or into another company following which more than 50% of the shares of stock of the Company are held by persons who, prior to the said transaction, held, in the aggregate, less than 5% of the shares of stock of the Company), provided however, that if the underwriter in an IPO, or the buying party(ies) in the liquidity event requires that all outstanding warrants of the Company (not including options issued to employees and consultants), including this warrant, be exercised and all convertible loans or debentures be converted, prior to or as part of

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 8. STOCKHOLDERS' EQUITY  – (continued)

the IPO or the liquidity event, as the case may be, then the period for exercise of the warrant shall terminate upon the consummation of the IPO or the liquidity event.
(6)	On March 1, 2009, the Company signed a line of credit agreement in the amount of $5,000 with one of its lenders, to be drawn upon by December 31, 2009, with amounts drawn down available for 3 years (“the Line of Credit”). In connection with the Line of Credit, the Company has also issued 66,667 warrants to purchase Series E Preferred Shares with an exercise price of $6.00 per share, exercisable for 7 years. In addition, the Company extended the exercise period of 181,812 warrants to purchase Series C Preferred Shares previously granted to the Bank, until August 2013 (see (5) above). In December 2009, the Company and the lender signed an amendment to the Line of Credit, according to which, the withdrawal period was extended until December 31, 2010. Through the termination of the Line of Credit by the Company in April 2010, the Company did not withdraw any amounts from the Line of Credit. See Note 13(c). The fair value of these warrants are recorded as debt issuance costs, which was amortized over the term of the Line of Credit in financial income (expenses), net in the consolidated statements of operations.

NOTE 9. NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of the basic and diluted earnings per share:

1. Numerator:

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
				Unaudited
Net income as reported	$1,250	$(3,719)	$(2,007)	$(942)	$1,621
Deduct:
Preferred stock dividend preference	1,250	—	—	—	874
Numerator for basic net income per share of common stock	—	(3,719)	(2,007)	(942)	747
Add:
Preferred stock dividend preference	—	—	—	—	874
Numerator for diluted net income (loss) per share of common stock	$—	$(3,719)	$(2,007)	$(942)	$1,621

2. Denominator:

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
	Number of shares
				Unaudited
Weighted average number of shares of common stock	4,538,912	4,704,535	4,915,948	4,908,828	4,939,503
Denominator for basic income per share of common stock	4,538,912	4,704,535	4,915,948	4,908,828	4,939,503
Add:
Employee stock options and warrants	—	—	—	—	2,297,490
Preferred stock conversion	—	—	—	—	13,712,751

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 9. NET INCOME (LOSS) PER SHARE  – (continued)

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
	Number of shares
				Unaudited
Denominator for diluted income per share of common stock	4,538,912	4,704,535	4,915,948	4,908,828	20,949,744

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 10. TAXES ON INCOME

(a)	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2007	2008	2009
Domestic	$558	$531	$445
Foreign	692	(4,250)	(2,452)
	$1,250	$(3,719)	$(2,007)
(b)	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses, is as follows:

	Year ended December 31,
	2007	2008	2009
Income (loss) before taxes on income	$1,250	$(3,719)	$(2,007)
Theoretical tax expenses (tax benefit) at U.S. statutory tax rate (34%)	$425	$(1,264)	$(682)
Tax adjustment in respect of foreign subsidiaries’ different tax rates	(33)	298	197
Deferred taxes on losses, reserves and allowances for which valuation allowance was provided	141	586	169
Utilization of operating carryforward tax losses	(960)	(281)	(280)
Stock-based compensation	417	636	589
Non-deductible expenses	52	27	20
Other	(42)	(2)	(13)
Actual tax expense	$—	$—	$—
(c)	Net operating losses carryforward:

As of December 31, 2009, the Company had a U.S. net operating loss and research and development tax credit carryforwards for income tax purposes of approximately $550 and $800, respectively, both of which expire between 2020 and 2025. Those losses are subject to the provision of the Tax Return Act of 1986, which limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company.

The Israeli subsidiary has accumulated losses for tax purposes as of December 31, 2009, in the amount of approximately $8,800, which may be carried forward and offset against taxable income in the future for an indefinite period.

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 10. TAXES ON INCOME  – (continued)

(d)	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax are as follows:

	December 31,
	2008	2009
Net operating loss carryforward	$2,259	$2,312
Research and development tax credit carryforward	239	270
Reserves and allowances	4,319	4,136
Valuation allowance	(6,817)	(6,718)
	$—	$—

Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax assets regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

(e)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959 (“the Investment Law”):

Certain production facilities of the Company’s subsidiary in Israel (“Wintegra Ltd.”) have been granted “Approved Enterprise” status under the Investment Law.

In accordance with the Investment Law, Wintegra Ltd. has elected the “Alternative tax benefits”. On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiary Enterprise” (rather than the previous terminology of “Approved Enterprise”), such as by requiring that at least 25% of the “Beneficiary Enterprise’s” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, Wintegra Ltd.’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

As a result of the Amendment, tax-exempt income generated under the provisions of the amended Investment Law, will subject the Company to taxes upon distribution or complete liquidation.

Accordingly, Wintegra Ltd.’s income attributed to its Approved Enterprise and Beneficiary Enterprise programs is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% – 25% for an additional period of five to eight years, depending on the percentage of foreign investment in the Company.

The duration of tax benefits for the program is subject to limitations of the earlier of 12 years from commencement of investment, or 14 years from receipt of approval as an “Approved Enterprise” under the Investment Law (except for the tax-exempt period of two years which is unlimited).

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 10. TAXES ON INCOME  – (continued)

The entitlement to the above benefits is conditional upon Wintegra Ltd. fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the certificates of approval for the specific investments in Approved Enterprises.

Should Wintegra Ltd. fail to meet such requirements in the future, income attributable to its Approved Enterprise or Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate (see Note 10(g)), and Wintegra Ltd. could be required to refund the tax benefits already received with respect to such program, in whole or in part, including interest.

In the event of distribution of a dividend from the above mentioned tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s and Privileged Enterprise’s income.

The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

As of December 31, 2009, the Company did not generate any taxable income under the provisions of the Investment Law and the Amendment.

(f) The Company and its subsidiaries file income tax returns in the United States, Israel and various foreign jurisdictions. Effective January 1, 2007, the Company adopted the provisions of ASC 740-10 (formerly known as FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes and Interpretation of FASB No. 109”). The adoption of the guidance did not result in an adjustment to the accumulated deficit. As of December 31, 2008 and 2009, the Company had no unrecognized tax benefits.

The Company and its subsidiaries are routinely examined by various taxing authorities.

The Company’s tax years 2006 through 2008 remain subject to examination by the IRS for U.S. federal tax purposes, and for the Israeli subsidiary of the Company, years 2006 through 2008 remain subject to examination by the Israeli Tax Authorities. There are tax years which remain subject to examination in various other jurisdictions that are not material to the Company's consolidated financial statements.

(g) Israeli tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015, 18% in 2016 and thereafter.

(h) Income taxes for the three month period ended March 31, 2010 (unaudited):

The Company has not recorded any tax expenses during the three month period ended March 31, 2010 as the Company’s tax status has not changed.

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 11. GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

The Company adopted ASC 280 (formerly known as SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

The following table presents revenues based on the customer's location:

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
				Unaudited
United States	$11,745	$7,856	$6,507	$1,446	$2,477
Israel	2,663	4,081	2,216	938	800
Finland	2,698	3,961	5,475	880	1,869
Canada	708	2,436	4,285	457	3,043
China	741	1,716	3,117	740	733
Others	10,910	10,121	6,978	1,863	3,176
	$29,465	$30,171	$28,578	$6,324	$12,098

The following presents total long-lived assets as of December 31, 2008 and 2009 and March 31, 2010 (unaudited):

	December 31,		March 31, 2010
	2008	2009
			Unaudited
Long-lived assets:
Israel	$4,550	$5,007	$5,099
United States	33	21	20
Other	11	2	2
	$4,594	$5,030	$5,121

The following is a summary of revenues from the Company’s major customers expressed as a percent of revenues:

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
				Unaudited
Alcatel – Lucent	11%	19%	24%	23%	33%
Tellabs	20%	17%	23%	18%	17%
Ericsson	10%	(1)	10%	10%	(1)
Cisco	(1)	(1)	(1)	(1)	10%

(1)	Less than 10%.

WINTEGRA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands, except share and per share data

NOTE 12. FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2007	2008	2009
Financial income:
Interest and other	$429	$243	$144
Foreign currency transaction differences	126	36	72
Financial expenses:
Interest and other	(61)	(82)	(116)
Foreign currency transaction differences	(23)	(64)	(31)
Compensation related to warrants granted to a financial institution	—	—	(213)
	$471	$133	$(144)

NOTE 13. SUBSEQUENT EVENTS

(a) On February 10, 2010, the Company’s Board of Directors approved an increase of the number of options to purchase shares of Common stock, available for future grants, by 500,000.

(b) On April 19, 2010, warrants to purchase 108,831 Series B preferred shares and warrants to purchase 181,812 Series C preferred stock were exercised in consideration of $1,200.

(c) In April 2010, the Company terminated the Line of Credit pursuant to the agreement with one of its lenders (see also Note 8(d)(6)). As a result, the lender removed the liens on all of the Company’s assets.

F-31

         Shares

Common Stock

Prospectus
            , 2010

Barclays Capital

Deutsche Bank Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee.

	Amount to be paid
SEC Registration Fee		$8,200
FINRA Filing Fee		12,000
Nasdaq Global Market Listing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Printing and Engraving Expenses
Blue Sky Fees and Expenses
Transfer Agent and Registrar Fees
Director and Officer Insurance
Miscellaneous Expenses
Total	$

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Our amended and restated bylaws provide for the indemnification of officers, directors and third parties acting on our behalf if this person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

We intend to enter into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and the selling stockholders, and indemnification of the underwriters by us and the selling stockholders for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

We intend to purchase and maintain insurance on behalf of us and any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

(a) Since January 1, 2007, we have sold the following securities in private placement transactions:

1. During October 2008, we issued and sold 416,666 shares of our Series E preferred stock at a purchase price of $6.00 per share for an aggregate investment of $2.5 million to Tenaya Capital. Tenaya Capital also purchased 621,325 shares of common stock at a price per share of $5.00 directly from certain officers and employees.

2. In February 2009, we issued 66,667 warrants to purchase shares of our Series E preferred stock with an exercise price of $6.00 to Mizrahi Tefahot Bank Ltd. in connection with a line-of-credit agreement.

3. On April 19, 2010, we issued 108,831 shares of Series B preferred stock and 181,812 shares of Series C preferred stock underlying warrants that were exercised by Plenus Technologies Ltd. The aggregate exercise price for these warrants was $1.2 million.

The securities issuances described above were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and/or Regulation D under the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

(b) Since January 1, 2007, we have granted options to purchase an aggregate of 1,758,050 shares of common stock to employees, directors and consultants under our 2006 Equity Incentive Plan at exercise prices ranging from $4.00 to $10.00. Since January 1, 2007, we have issued an aggregate of 313,406 shares of common stock upon exercise of stock options by employees and consultants.

The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act of 1933, as amended, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had adequate access, through their relationship with the company, to information about us.

(c) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a) and (b).

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
*1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.1.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation
3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering (incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on June 26, 2006).
3.3	Bylaws of the Registrant, as currently in effect.
3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering (incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on June 26, 2006).
4.1	Form of the Registrant’s Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on June 26, 2006).
4.2	Sixth Amended and Restated Investors’ Rights Agreement dated October 31, 2008.
*5.1	Opinion of Morrison & Foerster LLP.
10.1	Form of Director and Executive Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on June 9, 2006).
10.2	2000 Share Option Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form S-1 (No. 333-131937) filed on February 17, 2006).
10.3	2003 Share Option Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form S-1 (No. 333-131937) filed on February 17, 2006).
10.4	2006 Equity Incentive Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.4 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on June 9, 2006).
*10.4.1	Amended and Restated 2006 Equity Incentive Plan and forms of agreement thereunder.
10.5	Employment Agreement between Jacob (Kobi) Ben-Zvi and Wintegra Ltd. (incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 12, 2006).
10.6	Employment Agreement between Jacob (Kobi) Ben-Zvi and the Registrant (incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 2, 2006).
10.7	U.S. Lease Agreement, between Connecticut General Life Insurance Company and Wintegra, Inc., dated as of January 19, 2004 as amended on April 21, 2006 (incorporated by reference to Exhibit 10.7 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 2, 2006).
10.8	Founder Stock Purchase Agreement for Jacob (Kobi) Ben-Zvi dated January 26, 2000 (incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 2, 2006).
10.9	Founder Stock Purchase Agreement for Robert O’Dell dated January 26, 2000 (incorporated by reference to Exhibit 10.9 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 2, 2006).

Exhibit Number	Description
10.11	Employment Agreement with Robert O’Dell (incorporated by reference to Exhibit 10.11 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 8, 2006).
10.12	Employment Agreement with Ricardo Berger (incorporated by reference to Exhibit 10.12 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 12, 2006).
10.13	Employment Agreement with Shai Shahar (translation from Hebrew).
10.13.1	Amendment to Employment Agreement with Shai Shahar.
10.14	Employment Agreement with Yoram Yeivin (incorporated by reference to Exhibit 10.14 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 12, 2006).
10.18	Amended Lease Agreement for Facilities in Ra’anana, Israel (translation from Hebrew) (incorporated by reference to Exhibit 10.18 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 12, 2006).
*10.18.1	Addenda to Lease Agreement for Facilities in Ra’anana (translation from Hebrew).
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s registration statement on Form S-1 (No. 333-131937) filed on February 17, 2006).
23.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, Independent Registered Public Accounting Firm.
*23.2	Consent of Counsel (included in exhibit 5.1).
23.3	Consent of Empire Valuation Consultants, LLC.
24.1	Power of Attorney (See page II-6).

*	To be filed by amendment.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of this issue.

We hereby undertake that:

(a) We will provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or

(4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Wintegra, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on May 7, 2010.

WINTEGRA, INC.
By: /s/ Jacob (Kobi) Ben-Zvi Jacob (Kobi) Ben-Zvi President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jacob (Kobi) Ben-Zvi and Robert O’Dell, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same Offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ J. Ben-Zvi Jacob (Kobi) Ben-Zvi	Chairman, President and Chief Executive Officer (Principal Executive Officer)	May 7, 2010
/s/ Shai Shahar Shai Shahar	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 7, 2010
/s/ Robert O’Dell Robert O’Dell	Executive Vice President of Marketing and Sales and Director	May 7, 2010
/s/ Zvi Limon Zvi Limon	Director	May 7, 2010
/s/ Eliyahu Ayalon Eliyahu Ayalon	Director	May 7, 2010
/s/ Eddy Shalev Eddy Shalev	Director	May 7, 2010
/s/ Avigdor Willenz Avigdor Willenz	Director	May 7, 2010
/s/ M. Karp Matty Karp	Director	May 7, 2010

EXHIBIT INDEX

Exhibit Number	Description
*1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.1.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation
3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering (incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on June 26, 2006).
3.3	Bylaws of the Registrant, as currently in effect.
3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering (incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on June 26, 2006).
4.1	Form of the Registrant’s Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on June 26, 2006).
4.2	Sixth Amended and Restated Investors’ Rights Agreement dated October 31, 2008.
*5.1	Opinion of Morrison & Foerster LLP.
10.1	Form of Director and Executive Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on June 9, 2006).
10.2	2000 Share Option Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form S-1 (No. 333-131937) filed on February 17, 2006).
10.3	2003 Share Option Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form S-1 (No. 333-131937) filed on February 17, 2006).
10.4	2006 Equity Incentive Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.4 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on June 9, 2006).
*10.4.1	Amended and Restated 2006 Equity Incentive Plan and forms of agreement thereunder.
10.5	Employment Agreement between Jacob (Kobi) Ben-Zvi and Wintegra Ltd. (incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 12, 2006).
10.6	Employment Agreement between Jacob (Kobi) Ben-Zvi and the Registrant (incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 2, 2006).
10.7	U.S. Lease Agreement, between Connecticut General Life Insurance Company and Wintegra, Inc., dated as of January 19, 2004 as amended on April 21, 2006 (incorporated by reference to Exhibit 10.7 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 2, 2006).
10.8	Founder Stock Purchase Agreement for Jacob (Kobi) Ben-Zvi dated January 26, 2000 (incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 2, 2006).
10.9	Founder Stock Purchase Agreement for Robert O’Dell dated January 26, 2000 (incorporated by reference to Exhibit 10.9 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 2, 2006).

Exhibit Number	Description
10.11	Employment Agreement with Robert O’Dell (incorporated by reference to Exhibit 10.11 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 8, 2006).
10.12	Employment Agreement with Ricardo Berger (incorporated by reference to Exhibit 10.12 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 12, 2006).
10.13	Employment Agreement with Shai Shahar (translation from Hebrew).
10.13.1	Amendment to Employment Agreement with Shai Shahar.
10.14	Employment Agreement with Yoram Yeivin (incorporated by reference to Exhibit 10.14 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 12, 2006).
10.18	Amended Lease Agreement for Facilities in Ra’anana, Israel (translation from Hebrew) (incorporated by reference to Exhibit 10.18 to the Registrant’s registration statement on Form S-1/A (No. 333-131937) filed on May 12, 2006).
*10.18.1	Addenda to Lease Agreement for Facilities in Ra’anana (translation from Hebrew).
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s registration statement on Form S-1 (No. 333-131937) filed on February 17, 2006).
23.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, Independent Registered Public Accounting Firm.
*23.2	Consent of Counsel (included in exhibit 5.1).
23.3	Consent of Empire Valuation Consultants, LLC.
24.1	Power of Attorney (See page II-6).

*	To be filed by amendment.